



2003 Annual Report

a "high-volume" year

Subtlety can be a virtue. But in the tech world, if you've got something to say, sometimes you need to raise your voice a bit.

That's why we at Dot Hill are giving our accomplishments in the storage networking hardware and software space a little extra emphasis. For us, it was a loud-and-proud year worth celebrating.

Highlights included:

Year-over-year net revenues up approximately 300 percent!

Important strategic acquisition!

Growing demand!

Pipeline of innovative products!

Exceptional growth with largest OEM customer!

Solid balance sheet!

Now that we've had a chance to shout it out, allow us to offer some explanations for all these exclamations.

making the right call

Smart *moves*

“When you come to a fork in the road, take it!” — Yogi Berra

Back in 2002, Dot Hill found itself at a fork in the road, as it searched for new opportunities in a then-dismal IT marketplace. And we took it.

We say “it,” because, in our view, the course we chose was well planned, well executed, and the right one. If we were to continue on as a force in the storage sector, we were going to have to focus on what we did best — engineering the most rugged, reliable and flexible storage solutions on the road. And to do that, we courageously made some sweeping changes, most notably:

- Moving to an indirect sales model that emphasized OEM agreements and strategic partnerships with value-added resellers, systems integrators and service providers; and
- Outsourcing of manufacturing operations, as well as service and support functions.

The move wasn’t without its share of risks, and required much preparation and hard work. But by playing to our strengths as one of the storage industry’s foremost innovators and solutions developers, we executed beautifully and we’ve been able to direct our energies where they can do our shareholders the most good.

Over the course of 2003, our leading OEM customer significantly lengthened its existing agreement with us, and the likelihood of that relationship expanding over time appears strong. New channel partners signed on, and our line of flagship SANnet® II products shipped at a robust rate. Factor in the generally healthier business-spending environment and an increase in data storage and data retrieval demand worldwide, and you begin to understand why we at Dot Hill anticipate a future with plenty of good news in store.



Annualized Revenue Per Employee
($ in millions)
$1.2
$0.8
$0.4
$0.0
$0.2 $0.2 $0.2 $0.2 $0.2 $0.2 $0.2 $0.3 $0.6 $1.0 $1.1 $1.2
1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03



Quarterly Revenue History
($ in millions)
$70
$60
$50
$40
$30
$20
$10
$0
$18.6 $14.9 $12.3 $10.5 $10.9 $11.2 $8.6 $16.3 $30.5 $48.4 $51.0 $57.5
1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03



Total Terabytes Shipped
5000
4000
3000
2000
1000
0
155 180 81 116 241 276 102 683 1836 3370 3769 4586
1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03



99.9998% availability



An ambitious plan of *attach*

Dot Hill's storage offerings are perfect à la carte, but for many of our OEM customers and other channel partners, they're part of a broader "plan of attach" — an effort to boost overall sales and revenues by offering top-shelf storage technology in combination with their core products. Naturally, we're going all-out to help them succeed by designing storage that makes for an attractive package deal.

Regardless of whether they bear our nameplate or that of our channel partners, our signature SANnet II products offer exceptional performance and scalability at the right price. That's a potent combination when you're focused, as we are, on the entry-level to midrange storage market, which Gartner, Inc. has identified as the fastest-growing segment of the storage area networking business. Total cost-of-ownership and return on investment are the bottom-line drivers for the small- and medium-sized businesses that constitute the bulk of this category, and Dot Hill scores high on both counts, as evidenced by the fact that we had shipped more than 20,000 SANnet II units by January 2004, just a year after their introduction.

Here are a few reasons why our channel partners — and their end-users — get so attached to SANnet solutions:

Extreme reliability and sturdiness: They've always been our trademarks, and the past year only furthered our tough-as-nails reputation. In June, Dot Hill received word that our SANnet II Blade product — like its Fibre Channel and SCSI counterparts before it — had been granted NEBS Level 3 certification, a distinction conferred only upon storage devices that meet a rigorous telecommunications-industry standard for hardiness under unusually harsh environmental conditions. Few storage companies today offer products with these stringent certifications.

What's more, the entire SANnet II product family complies with the military standard known as MIL-STD-810F, signifying that our products have been shown to withstand extremes associated with altitude, high and low temperature, humidity, functional shock, and other harsh conditions.

Also in 2003, Dot Hill received word that based on a thorough operations audit, our company once again had achieved the International Organization for Standards' much-coveted ISO:9001:2000 quality-management certification.

Nine lives and "five-nines": Indestructibility is one of our aspirations, 100 percent availability is another. Today, we're as close as most any system gets, with all SANnet II products operating at carrier-class "five-nines" uptime, or 99.9998 percent availability. That's storage you can count on.

Open-minded about open systems: Because they're based on open standards, all SANnet II systems are compatible with open systems platforms such as Windows, Linux, Solaris, HP-UX and AIX. Plug and play operability remains a priority for Dot Hill.

High-capacity storage, compact casing: You probably won't need extra storage space to accommodate SANnet II hardware. At just 1.75 inches high, the slim size of our rack-mountable SANnet II Blade system contradicts its half-terabyte capacity, and all other products in the SANnet II line were also designed to keep a low, low profile.

Software that serves: This past year, Dot Hill released upgraded versions of its SANpath® and SANscape® software offerings, each containing new features and functionality over previous versions. SANscape, our comprehensive storage-management program, addresses enterprise-wide management of storage assets, including real-time performance monitoring, while SANpath effectively ensures constant data availability and superior storage access performance by creating parallel active storage paths.

Support that saves: All Dot Hill customers benefit from an international network of engineers and technicians who provide continuous technical support from strategically located global call centers.

$ millions in new contracts

Big wins

Never underestimate the value of having a reputation that precedes you. Dot Hill has become synonymous in technology circles with storage that delivers to our channel partners, and that high regard is opening doors for us with other leading value-added resellers, systems integrators and OEM customers. Among the most notable new partnerships notched in 2003:

- **NEC Corporation,** through its wholly owned NEC Tohoku, Ltd. Subsidiary, is integrating Dot Hill's SANnet II products into an advanced new telecom platform for mobile operators.
- **General Dynamics C4 Systems** announced that it will tap Dot Hill to supply storage hardware to U.S. Department of Defense customers worldwide in the course of fulfilling a 10-year, U.S. Army Common Hardware/Software III (CHS-3) contract.
- **NTT Data Systems,** a subsidiary of the NTT Group, is marketing SANnet II storage to its varied customer base, including telecommunications providers, enterprises, universities and government agencies.
- **Panasonic Solution Technologies Co., Ltd,** a leading systems integrator in Japan, will distribute SANnet II storage systems to its customers using a variety of applications, including groupware, workflow automation, databases and document management. Similar arrangements were struck with Bangkok-based ASL Automated Ltd, and with Japan's NS Solutions Corporation.
- European technology distributor **ComputerLinks AG,** is marketing SANnet II storage to resellers. Meanwhile, **Simply Networking Solutions,** a U.K.-based VAR, will resell SANnet II products in Novell-based environments.
- Stateside, **GovConnection** has assisted the **U.S. Department of State** with an extensive installation of SANnet products designed to make it simpler for employees to share databases across multiple platforms. Elsewhere, Dallas-based **Intervoice,** which boasts the world's largest installed base of interactive voice-response systems, announced that it would be integrating SANnet II storage into its leading Omvia™ product suite for network operators.
- Wisconsin's **Wausau Financial Systems** is integrating SANnet II solutions into its Optima 3® payment-processing solutions for the purpose of storing vast volumes of archived check and remittance images.
- **Motorola, Inc.,** a global leader in wireless, automotive and broadband communications utilizes Dot Hill's storage solutions for its mobile switching center for mobile wireless networks. The DC-powered systems are used for collection and storage of billing and accounting data.

As part of our focus on indirect sales channels, we have outsourced substantially all of our manufacturing operations. The agreement with our contract manufacturer allows us to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of the contract manufacturer's procurement and manufacturing economies of scale.


how much Information?

Mind-boggling possibilities

In its study titled, ***"How Much Information 2003?"*** the School of Information Management and Systems at the University of California at Berkeley provides some clues as to the sources of current demand for information-storage technology.

The study finds that print, film, magnetic, and optical storage media produced about five exabytes of new information in 2002, with 92 percent of that information stored on magnetic media — mostly hard disks. Five exabytes, the study's authors note, is roughly equivalent in size to the information contained in a half-million new libraries the size of the Library of Congress's print collections.

The study goes on to estimate that the amount of new information stored on paper, film, magnetic, and optical media has roughly doubled in the past three years, and that new stored information grew about 30 percent per year between 1999 and 2002.

Information that flows through electronic channels, meanwhile, such as television and radio broadcasts, telephone calls, e-mails, Web pages, peer-to-peer file exchanges, instant messages and the like — amounted to a staggering 18 exabytes in 2002, according to the study.

To some people, such figures might seem overwhelming. But those people probably aren't in the information-storage business. For Dot Hill, they spell opportunity, pure and simple.

As the need for efficient, reliable information storage and retrieval grows in data-rich environments worldwide, our value to customers — and our shareholders — also grows. And that means we're poised to capitalize on whatever's in store in the months and years ahead.

Redrawing the intellectual property lines.

By acquiring Longmont, Colorado-based Chaparral Network Storage, Inc., a developer of specialized storage appliances, and high-performance, mid-range RAID controllers and data routers, Dot Hill gained dominion over significant parts of the proprietary intellectual property contained in its hardware and software.

Long-term implications include the ability to more fully control future product engineering, which in turn holds the potential to improve gross margins, increase Dot Hill's overall market share and render the company more competitive in the midrange storage marketplace.

Dot Hill expects to retain all engineering personnel and certain facility support positions at the Longmont location, which will operate as Dot Hill's Controller Technology Center and regional office. The company will also continue to invest in technology at both the Carlsbad and Longmont facilities.

...and just ahead on the horizon:

By posting improved gross margins in 2003, Dot Hill was able to expedite a series of bold new-product introductions for 2004, including the planned release of our **SANnet II Ultra320 SCSI** and **Ultra320 SCSI Blade** systems and our first products designed for the **Serial ATA** interface. We fully expect these developments to increase demand for an already successful product line.

Dear Shareholders:

"2003 ... is the year in which we expect to firmly position ourselves among the storage industry's top Channel and OEM suppliers. With the right management team, the right products, the right partners and the right people, we're more confident than ever that we're on the right track."

So concluded last year's letter to shareholders, in which I laid out our vision for the new Dot Hill at a time when our prospects were being greeted with more than a few question marks in some quarters.

Some of the uncertainty was understandable. After all, our 2002 decision to conduct most of our sales through indirect channels while outsourcing manufacturing operations and focusing a greater share of our resources and energy on what we do best — namely, engineering and product development — represented a fairly abrupt about-face, one that fundamentally altered the course of our business.

But events of the past 12 months have turned lingering doubts into supportive shouts.

This year, skeptics are tougher to come by. Along with the host of major new customer wins detailed earlier in this report, a two-year extension of our relationship with our leading OEM customer and the marketplace's warm embrace of our SANnet II product line, whose sales raced past the 20,000-unit mark roughly a year after the line's introduction, our 2003 financials testified to the soundness of where we're going, and how we're getting there.

For the full year, net revenue grew nearly 300 percent, from $46.9 million in 2002 to $187.4 million. By the fourth quarter of the year, revenues attributable to sources other than our principal OEM customer were up 28.2 percent quarter-over-quarter, a telling indication of our efforts to diversify and ability to forge strong partnerships worldwide.

Net income for the year, meanwhile, vaulted back into the black as we posted $12.1 million, or $0.31 per diluted share in profits, compared with a loss of $34.3 million, or $1.39 per diluted share, in 2002.

At the same time, headcount reduction and other savings resulting from the streamlining of our operations enabled us to realize a 15 percent reduction in operating expenses, from $39.3 million to $33.5 million. And a sequential gross-margin increase of 580 basis points from the third to the fourth quarters of 2003 reflected overall strong gross- and operating-margin improvements.

Also in 2003, Dot Hill added $179.5 million of cash, cash equivalents and short-term investments to our balance sheet, a position we quickly parlayed into a significant long-term competitive advantage by acquiring Chaparral Network Storage, Inc. of Longmont, Colorado, a developer of specialized storage appliances and high-performance, mid-range RAID controllers and data routers. For Dot Hill, this move is expected to enable us to control a greater percentage of the intellectual property that resides in our products, which, in turn, will be key to our future success in the midrange storage marketplace.

These various validations of our direction are naturally satisfying, but Dot Hill isn't easing back and savoring the moment. Rather, we're thoroughly immersed in the business of building our business by wowing our existing customers, sourcing new ones and taking care to stay at the vanguard of new data-storage technology.

Our 2003 performance has enabled us to more readily fund a pipeline of promising, innovative new products that address a growing marketplace for rugged, compact, well-priced, highly scalable and available storage that can be seamlessly integrated into most any operating system environment. In 2004, we plan to launch our first products for the Serial ATA interface, as well as several offerings that represent the next generation of our SAN and DAS product lines.

Our understanding of the storage marketplace's needs, coupled with a newly lean, highly efficient operating model and the prospect of expanded relationships with both new and existing customers, have given us the confidence to project an outstanding 2004, one in which we anticipate significant full-year revenue increases over this year's already outstanding totals.

In the end, we believe 2003 will be remembered as a watershed for Dot Hill ... but not a high-water mark. As we work to increase our market share in the low- and mid-range storage marketplace, we're optimistic that newer and bigger milestones lie just a short distance down the road.

Sincerely yours,



James Lambert
President and CEO



Corporate information

Board of Directors

Charles Christ, Chairman

Benjamin Brussell

Norman Farquhar

James Lambert

C.S. Park

W.R. Sauey

Executive Officers

James Lambert
President & Chief Executive Officer

Preston Romm
Chief Financial Officer & Secretary

Dana Kammersgard
Chief Technology Officer

Corporate Headquarters

6305 El Camino Real, Carlsbad, CA 92009

Stock Transfer and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Independent Auditors

Deloitte & Touche LLP
701 B Street, Suite 1900
San Diego, CA 92101

Legal Counsel

Cooley Godward LLP
4401 Eastgate Mall
San Diego, CA 92121

Annual Meeting of Shareholders

May 3rd, 2004 at 8:30 a.m., Pacific Standard Time. A notice of the meeting, proxy and proxy statement will be mailed on or about March 31st, 2003, at which time proxies will be solicited by the Board of Directors.

Investor Relations

(800) 872-2783 or (760) 931-5500
e-mail address: investors@dothill.com

This annual report contains statements about future events and results. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. Actual results and events may differ from the forward-looking statements. To learn about some of the risks that contribute to the uncertain nature of the forward-looking statements, please read the risk factors set forth in the forms 10K and 10Q recently filed by Dot Hill. All forward-looking statements speak only as of the date on which they were made, and Dot Hill is not obliged to update statements to reflect events that occur or circumstances that exist after the date on which they were made. Product names and company names mentioned herein are trademarks and or registered trademarks of their respective owners.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period From   to

Commission file number 1-13317

DOT HILL SYSTEMS CORP.
(Exact name of registrant as specified in its charter)

DELAWARE	**13-3460176**
(State of incorporation)	(IRS Employer Identification No.)
6305 El Camino Real **Carlsbad, CA**	**92009**
(Address of principal executive offices)	(zip code)

(760) 931-5500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Shares outstanding at March 11, 2004	Name of each exchange on which registered
Common stock, $.001 par value	43,315,222	Nasdaq National Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2003 was $281,434,426. Documents incorporated by reference: Portions of the registrant's definitive proxy statement for its 2004 annual meeting of stockholders are incorporated by reference into Part III of this Form 10-K.

DOT HILL SYSTEMS CORP.
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2003

Forward-Looking Statements

Certain statements contained in this report, including, but not limited to, statements regarding the development, growth and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance and the products we expect to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Future filings with the Securities and Exchange Commission, or SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may also contain forward-looking statements. Because such statements include risks and uncertainties, many of which are beyond our control, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements are set forth in the section entitled "Certain Risk Factors Related to the Company's Business," in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this Annual Report on Form 10-K.

Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

PART I

Item 1. Business

We are a provider of storage systems for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware and software products employing a modular system that allows end-users to add capacity as needed. Our broad range of products, from medium capacity stand-alone storage units to complete turn-key, multi-terabyte storage area networks, provides end-users with a cost-effective means of addressing increasing storage demands without sacrificing performance. Our SANnet products have been distinguished by certification as Network Equipment Building System, or NEBS, Level 3 and are MIL STD-810F compliant based on their ruggedness and reliability.

Our products and services are sold worldwide to end-users primarily through our channel partners, including original equipment manufacturers, or OEMs, systems integrators, or SIs, and value-added resellers, or VARs. In May 2002, we entered into a three-year OEM agreement with Sun Microsystems, or Sun, to provide our storage hardware and software products for private label sales by Sun, and that agreement was recently extended until May 2007. We have been shipping our products to Sun for resale to Sun's customers since October 2002. We continue to develop new products for resale by Sun and other channel partners and expect to begin shipping several new products later in 2004.

In February 2004, we acquired all the outstanding shares of Chaparral Networks, Inc., or Chaparral, a privately-held storage system provider. We expect to integrate Chaparral's redundant arrays of independent disks, or RAID, controller and router technology into our line of storage products. We plan to retain Chaparral's Colorado facility as a research and development hub and to continue to use Chaparral's team of engineers and facility support personnel.

As part of our focus on indirect sales channels, we have outsourced substantially all of our manufacturing operations to Solectron Corporation, or Solectron. Our agreement with Solectron allows us to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of Solectron's manufacturing and procurement economies of scale.

We were formed in 1999 by the combination of Box Hill Systems Corp. and Artecon, Inc., or Artecon. We reincorporated in Delaware in 2001. Our website address is http://www.dothill.com. Information contained on our website does not constitute a part of this Annual Report on Form 10-K. Our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to those reports that we file with the SEC are currently available free of charge to the general public through our website. These reports are accessible on our website promptly after being filed with the SEC and are also accessible through the SEC's website which may be found at http://www.sec.gov. In addition, you may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Industry Background

Growth of Data Storage

The efficient generation, storage and retrieval of digital data and content has become increasingly strategic and mission-critical to organizations. The volume of this data continues to grow rapidly, driven by several factors including:

- the proliferation of different types of data, including graphics, video, text and audio;
- the emergence of Internet-based communication protocols which enable users to rapidly duplicate, change and re-communicate data;
- new regulations and corporate policies requiring additional storage in certain industries, such as recent requirements imposed on healthcare companies and evolving regulatory requirements for financial services companies;
- the implementation of enterprise-wide databases containing business management information; and
- gains in network bandwidth and the technology for managing and classifying large volumes of data.

According to Gartner, Inc., or Gartner, the total storage capacity of all worldwide external, controller-based disk storage systems shipped will grow by 64.1% on a compounded annual basis between 2002 and 2007, reaching 3.6 million terabytes, or TB, in 2007.

Traditionally, storage vendors have designed products for markets differentiated by capacity, performance, price and feature set. These storage markets are typically identified as:

- *Entry-level.* Entry-level storage products are designed for relatively low capacity, simple, stand-alone data storage needs for which price and simplicity are the main purchasing considerations. Vendors address this market primarily through an indirect sales channel approach employing retailers and VARs that assist information technology, or IT, managers in identifying, purchasing and installing the product.
- *Midrange.* Midrange or departmental/workgroup storage products are designed for higher capacity and performance than entry-level products, but still feature ease of use and manageability, and are attached to a local server tailored to the needs of the local users. In this market, storage providers primarily sell their products to local IT managers through VARs and regional or small SIs.

- *High-end.* High-end or data center storage products are designed for use by larger organizations where data storage and management is critical. These organizations require large capacity, high performance, automation, extreme reliability, continuous availability, systems interoperability and global service and support. In this market, storage providers sell their products with a combination of a direct sales force and indirect channels, including OEMs, large SIs and managed services providers.

In addition to dramatic increases in the overall volume of data, the storage market has been influenced by the following major trends:

Migration to Network Computing. Computing processes and architectures have evolved from mainframe computing systems toward a centrally managed network computing environment characterized by multiple operating systems and server platforms that must share information. Organizations require large-scale data storage solutions offering:

- increased connectivity capabilities;
- greater capacity;
- higher performance;
- the ability to share data among different platforms;
- greater reliability; and
- greater protection.

Organizations have responded by implementing tailored networks, optimized for data storage functions, that facilitate data access and protection.

Increasing Focus on Total Cost of Ownership and Return on Investment. IT managers are increasingly focused on lowering the total cost of ownership and increasing their return on investment on each technology purchase. IT managers evaluate total cost of ownership and return on investment based upon several metrics, including initial purchase price, ease of provisioning, scalability, reliability and redundancy, ease of management, IT staff productivity, operating costs and after-sale service and support.

Storage Area Networks

Customers require storage systems that enable them to capture, protect, manage and archive data across a variety of storage platforms and applications without sacrificing performance. Historically, the Small Computer Systems Interface, or SCSI, was the primary method of connecting storage to servers. Then, the Fibre Channel protocol was developed, which enables storage devices to connect to servers over a networked architecture, allowing end-users to connect multiple storage devices with high bandwidth throughput over long distances and centrally manage their storage environment. Centrally managed network storage systems are designed to provide connectivity across multiple operating systems and devices and may be based on either open or proprietary technology standards. Gartner estimates that by 2007 network storage product sales will represent over 76.9% of the worldwide external disk storage market compared to approximately 60.5% of the market in 2002, growing at a 12.3% compound annual growth rate, or CAGR, from $8.5 billion in 2002 to $15.2 billion in 2007.

Storage area networks, or SANs, apply the benefits of a networked approach to data storage applications, allowing large blocks of data to move efficiently and reliably between multiple storage devices and servers without interrupting normal network traffic. SANs provide high scalability, connectivity and fault-tolerance, which permit IT managers to create and manage centralized pools of storage and backup devices with redundant data paths. With the addition of file-sharing software, SANs also allow multiple hosts to share consolidated data, dramatically reducing the need to duplicate, move and manage multiple files in a wide variety of data-intensive applications. SANs primarily employ Fibre Channel technology.

Demand for High Performance, Affordable Network Storage Solutions

Customers increasingly demand higher performing, affordable solutions to address expanding storage requirements, interoperability across disparate systems, the need for improved connectivity and rising data management costs. Customers are also demanding open standards architecture and modular systems that allow them to add capacity as needed. These demands have created significant opportunities for network storage system solutions that are affordable and provide high performance.

Reliability

Perhaps one of the greatest requirements for many customers is that their stored data be available, and that the systems upon which they are stored by reliable. For example, Internet-related customers can lose significant revenue for every minute their sites are inoperable and users can't access data from the web site. Similarly, the operations of corporate customers can grind to a halt if precious data is lost or unavailable. For these reasons, a storage system's reliability is often the critical factor in making a choice among storage systems.

Our Solutions

We offer a broad line of networked data storage solutions composed of standards-based hardware and software for open systems environments. Many of the performance attributes demanded by high-end/data center end-users are incorporated into our products, at prices that are suitable for the entry-level or midrange markets. Our end-users consist of entry-level, midrange and high-end/data center users, requiring cost-effective, easily managed, high performance, reliable storage systems. Our product lines range from approximately 72 gigabyte, or GB, to complete 35 TB storage systems. These offerings allow our products to be integrated in a modular building block fashion or configured into a complete storage solution, increasing OEM flexibility in creating differentiated products. Modular products also allow our indirect channel partners to customize solutions, bundling our products with value-added hardware, software and services.

Our products and services are intended to provide users with the following benefits:

- *Low Total Cost of Ownership and High Return on Investment.* Our products combine reliability, flexibility, scalability and manageability into one of the smallest form factors in today's market. Our product set provides end-users with a low total cost of ownership due to our products' extreme reliability, the simplicity of our "plug-and-play" technology, decreased service and support costs and modular system approach that allows end-users to add capacity as needed. The modular nature of our products addresses our end-users' desire for a storage solution that does not require a large, upfront investment in a monolithic structure with unused capacity. In addition, we believe that our SANnet II storage systems are among the most space-efficient in the storage industry, maximizing our customers' limited space and significantly reducing their costs. By extending and leveraging our customers' installed storage system and architecture, we are able to provide solutions that offer both a lower total cost of ownership and a higher return on investment.

- *Modular Scalability.* Our products are designed using a single cohesive modular architecture that allows customers to size and configure storage systems to meet their specific requirements. This modular architecture also allows customers to easily expand and, in some cases, reconfigure a system as their needs change, permitting them to extend the useful life of and better utilize their existing systems.

- *Carrier-Class Reliability.* We believe that high reliability is essential to our customers due to the critical nature of the data being stored. We design redundancy, 99.9998% reliability, high performance, and ruggedness into our SANnet II storage systems. Redundant components have the ability to be replaced while the system is on line without interrupting network activity. All of our SANnet II disk array products currently offered are certified to operate under extreme climatic and other harsh operating conditions without degradation in reliability or performance, as attested to with the NEBS Level 3 and MIL-STD-810F certifications.
- *Open Systems, Multi-Platform Support.* As an independent provider of storage products, we are well positioned to provide storage solutions on a variety of platforms and operating systems, including Linux, Unix and Windows. Our SANnet II line of systems supports multiple servers using different operating systems simultaneously. This multi-platform compatibility allows customers to standardize on a single storage system that can readily be reconfigured and redeployed at minimal cost as the customer's storage architecture changes.
- *Manageability.* The ability to manage storage systems, particularly through software, is a key differentiator among storage vendors. SANscape, our storage management software, enables customers to more easily manage and configure their storage systems and respond to their changing system requirements. In addition, SANpath, our storage area networking software, further enhances performance and reliability.

Following the acquisition of Chaparral in February 2004, we intend to continue to offer customers existing Chaparral products along with our products, and to integrate Chaparral's RAID controller and router technology into our future products and product lines.

Our Strategy

Our objective is to focus on profitable growth and capture an increasing share of the open systems storage solution market.

Focus on Profitable Growth. We have focused our business strategy in several ways to enhance our margins and increase profits.

- *Utilize indirect sales channels.* We have adopted an indirect sales model to access end-user markets primarily through our OEM, SI and VAR partners. This allows us to benefit from our channel partners' extensive direct and indirect distribution networks, installed customer base, and greater sales, marketing, and global service and support infrastructures.
- *Outsource manufacturing and service operations.* We outsource substantially all of our manufacturing operations, which allows us to reduce manufacturing infrastructure, enhance working capital, and improve margins. In addition, we encourage our channel partners to provide support and service directly to end-users.

Develop and Expand OEM Relationships. In May 2002, we entered into an OEM agreement with Sun under which Sun resells our SANnet II and SANscape products to its customers under Sun's private label. Our agreement with Sun was expanded in January and March 2004 to extend the term by three years and include additional products under the agreement. In addition to Sun, we have other OEM partners, including Comverse Technology, Inc., or Comverse Technology, and Motorola, Inc., or Motorola, for our hardware products and Storage Technology Corporation, or StorageTek, and Network Appliance, Inc., or NetApp, for our software products. We intend to continue seeking additional OEM relationships with other industry leaders to sell current and future products and expand the number of products offered to existing OEM partners to enable them to address new markets.

Broaden Non-OEM Channels to Diversify Revenues. We intend to continue expanding our non-OEM sales channels through SIs and VARs in order to decrease our revenue concentration with

OEMs. In the second quarter of 2003, we launched a new channel marketing program and added 17 new non-OEM channel partners. In addition, we continue to sell direct to service providers, including NTT/Verio, Ofoto, a division of Kodak, and MCI/UUNET.

Grow and Extend Technology Leadership. We view our core competencies as the research, design and engineering of modular open storage systems. We believe that focused research and development on advanced, cost effective storage technologies is critical to our ongoing success. We intend to accelerate our expenditures on technology development and integration in order to offer more complete storage solutions and enhance our existing products to benefit our channel partners' efforts to increase sales. We expect to introduce our SANnet II Serial Advanced Technology Attachment, or SATA, and SANnet II Fabric Attached Storage, or FAS, products later this year.

Pursue Strategic Alliances, Partnerships and Acquisitions. We will continue to evaluate and selectively pursue strategic acquisitions, alliances and partnerships that are complementary to our business. We believe that growth of the network storage market will create additional opportunities to expand our business. In addition, we believe the most efficient pursuit of these opportunities will be through strategic alliances and relationships, which allow us to leverage our existing design and marketing infrastructure while capitalizing on products, technologies and channels that may be available through potential strategic partners.

Our Products

We design our family of open systems storage hardware and software products with the reliability, flexibility and performance necessary to meet IT managers' needs for easily scalable cost effective solutions. We currently offer storage systems in Fibre Channel and SCSI configurations. Our software offerings consist of storage management applications, which can manage any one or all of our storage system configurations, and performance enhancing software that we sell bundled with our storage systems or license separately to OEM customers.

All of our SANnet II products are NEBS Level 3 certified and MIL-STD-810F compliant. NEBS guidelines were originally developed by Bellcore, now Telcordia, as ultra-high reliability standards for telecommunications equipment, including storage products. There are three levels of NEBS specifications. The most rugged and reliable equipment is rated carrier-class NEBS Level 3. The NEBS standards mandate a battery of tests designed to simulate the extreme conditions resulting from natural or man-made disasters and cover a range of product requirements for operational continuity. MIL-STD-810F is a military standard created by the U.S. Government. It involves a range of tests used to measure the reliability of equipment in extreme conditions, including physical impact, moisture, vibration and high and low temperatures. These standards address system ruggedness and reliability, which are increasingly important requirements for end-users.

Our primary products include the following:

Product Line	Description	General Availability	Capacity	Target Market	Features
Hardware					
SANnet II SCSI	2 unit high, 12 to 36 drives, Ultra160 SCSI DAS storage	4Q02	72 GB to 5.25 TB using 146 GB SCSI drives	Entry-level and Midrange	Compact 3.5 inch high enclosures, fully redundant RAID using SCSI connections, expandable storage capacity
SANnet II FC	2 unit high, 12 to 192 drives, 2 Gigabit Fibre Channel DAS and SAN storage	1Q03	72 GB to 28 TB using 146 GB FC drives	Entry-level and Midrange	Complete SAN solution in a single enclosure, scalable performance and capacity without interruptions
SANnet II Blade	1 unit high, 4 to 12 drives, Ultra320 SCSI DAS	4Q03 DAS	72 GB to 1.75 TB using 146 GB SCSI drives	Entry-level	Highly rack-optimized design, provides genuine hardware RAID functionality, connects to low-cost server SCSI ports
SANnet II SATA	2 unit high, 12 to 192 drives, 2 Gigabit Fibre Channel DAS and SAN storage	2Q04	1 TB to 48 TB using 250 GB SATA drives	Entry-level and Midrange	Complete SAN solution in a single enclosure, supports FC and SATA drives simultaneously, scalable performance and capacity without interruptions
SANnet II FAS (Embedded FC SAN Switches)	2 unit high, 12 to 192 drives, 2 Gigabit and 10 Gigabit Fibre Channel DAS and SAN storage	4Q04	72 GB to 28 TB using 146 GB FC drives	Entry-level and Midrange	Complete SAN solution in a single enclosure, internal fabric SAN switches, 10 Gigabit SAN support, scalable performance and capacity without interruptions
Rio	1 unit RAID controller	3Q02	N/A	Entry-level and Midrange	RAID controller attachable to JBOD to allow for RAID protection
Riva	RAID controller board	2Q03	N/A	Entry-level and Midrange	Complete SAN solution, scalable performance
Software					
SANpath	Storage area networking software	1Q00	N/A	Entry-level and Midrange	Load balancing, multipathing, path fail over, path fail back and LUN masking
SANscape	Storage management software	1Q00	N/A	Entry-level and Midrange	Graphical and command line consoles with diagnostics, monitoring and reporting

We expected to release a network attached storage version of SANnet II in the 2003 to 2004 time frame. However, we have chosen to delay that product's development indefinitely in favor of other future products.

SANnet II Family of Storage Solutions. We introduced our next generation open systems storage products, our SANnet II family, during the fourth quarter of 2002. SANnet II provides enterprise class functionality to the entry-level, midrange and high-end storage markets at attractive prices. Through our SANnet II family of networked storage solutions, we offer compact, rugged RAID arrays that support SAN and direct attached storage, or DAS, configurations. The SANnet II products provide 99.9998% uptime and are tested to operate in extreme environmental conditions. In addition, our SANnet II products share a common modular architecture and unified management system that integrates our SANpath and SANscape management software.

- *SANnet II FC.* We launched our SANnet II FC storage product in March 2003. It is a Fibre Channel-based storage product for IT managers that require an open systems storage solution for integration with a SAN.

- *SANnet II Blade.* We launched our SANnet II Blade product during the fourth quarter of 2003. It is an entry-level ultra-compact storage solution supporting capacities up to 1.75 TB for DAS architectures.

- *SANnet II SATA.* We expect to launch our SANnet II SATA storage product in the second quarter of 2004. It is an entry-level and midrange Fibre Channel-based storage product supporting capacities up to 48 TB using SATA drives for IT managers requiring a compact near-line storage solution.

- *SANnet II FAS.* We expect to launch our SANnet II FAS storage product in the fourth quarter of 2004. It is an entry-level and midrange Fibre Channel-based storage product supporting internal Fibre Channel fabric switches for IT managers requiring a compact SAN storage solution.

Chaparral Products. We acquired the following products in our acquisition of Chaparral. We expect to integrate Chaparral's RAID controller and router technology into our line of storage products.

- *Rio.* Rio was launched during the third quarter of 2002. It is a midrange enterprise class RAID controller that can support up to eight independent Fibre Channel host ports. Its modular design scales from as little as 300 GB to as much as 35 TB of capacity.

- *Riva.* Riva was launched during the second quarter of 2003. It is a SAN storage solution designed for bandwidth-intensive applications. Riva is scalable to 35 TB raw capacity, with up to 2.34 TB per enclosure.

Software. We develop application software technologies and products that are complementary to our overall storage solutions. Our host-based software is delivered as two primary application suites: SANpath and SANscape. Our software supports widely used open systems platforms, including Linux, Unix, and Windows.

- *SANpath.* SANpath is our storage area networking software that improves system performance and enables storage multipathing to ensure comprehensive reliability, availability and serviceability. Originally released during the first quarter of 2000, SANpath functions with SCSI or Fibre Channel connections and storage hardware, including our SANnet II storage solutions deployed within either DAS or SAN architectures. All SANpath managed environments may be re-configured without interruptions to operating systems or applications.

  SANpath provides a number of features, such as: path fail over, load balancing, dynamic volume management, the reassignment of storage volume without server restarts and secure storage volume assignment via access control lists.

- *SANscape.* SANscape is our storage management software that facilitates the monitoring, configuration and maintenance of our SANnet II storage solutions using a Java-based graphical user interface and a variety of tools. Originally released during the first quarter of 2000, SANscape also creates an optional consolidated interface for the administration of SANpath.

  SANscape can be used to manage various storage solutions deployed throughout an organization. Its event tools monitor the storage solutions under management and report status changes to administrators by email, pager and other means.

Sales and Marketing

We market and distribute our products globally through our channel partners and directly to certain customers. Our channel partners consist of OEMs, SIs and VARs, which we use to cost-effectively pursue a wide range of potential end-users. We rely on multiple channels to reach end-user customers that range in size from small businesses to government agencies and large multinational corporations. We have established a channel partner program consisting of three tiers which distinguishes and rewards our partners for their levels of commitment and performance. We maintain a sales and marketing organization operating out of our headquarters in Carlsbad, California, with regional offices in Germany, Japan, the Netherlands, Singapore and the United Kingdom as well as several smaller localized field sales offices throughout North America. Our products are sold under the Dot Hill brand name and under the names of our OEM customers. For the year ended December 31, 2001, sales to one customer accounted for approximately 15%. For the years ending 2002 and 2003, sales to another customer for approximately 25%, and 83%, respectively. For the year ended December 31, 2001, our accounts receivable from one customer was approximately 16%. For the year ended December 31, 2002, our accounts receivable from two customers were approximately 11% and 43%. For the year ended December 31, 2003, our accounts receivable from two customers were 12% and 56%. Generally, our customers have no minimum purchase requirements and have certain rights to extend, delay or cancel shipment of their orders without penalty.

As of December 31, 2003, our worldwide sales team consisted of 60 sales employees and 6 marketing employees.

OEMs

Our primary distribution channel is through OEMs. We have several OEM relationships and are actively developing new ones. Currently OEM partners include Comverse Technology, Motorola and Sun. OEMs generally resell our products under their own brand name and typically assume responsibility for marketing, sales, service and support. Our OEM relationships allow us to sell into geographic or vertical markets where each OEM has significant presence. For the years ended December 31, 2002 and 2003, OEM sales represented 55.9% and 85.9% of our net revenue, respectively. Sales to Sun accounted for 25.0% and 83.4% of our net revenue for the years ended December 31, 2002 and 2003, respectively. Sales to Comverse Technology accounted for 15.0%, 9.5% and 2.0% of our net revenue for the years ended December 31, 2001, 2002 and 2003, respectively.

Systems Integrators and Value Added Resellers

Most of our non-OEM products are sold in conjunction with SIs and VARs who work closely with our sales force to sell our products to end-users. SIs and VARs generally resell our products under the Dot Hill brand name and share responsibility with us for marketing, sales, service and support.

In North America we sell directly to SIs and VARs. In markets outside of North America, we have relationships with a number of distributors who offer our products to local VARs or, in some countries, directly to end-users. We believe international markets represent an attractive growth opportunity and intend to expand the scope of our international sales efforts by continuing to actively pursue additional international distributors and resellers.

Service Providers

We sell directly to service providers, who integrate our storage products into their proprietary systems and provide access to their systems and related services to end-users. Our current service providers include NTT/Verio, Ofoto and MCI/UUNET.

Marketing

We support our OEM, SI and VAR channels with a broad array of marketing programs designed to build our brand name, attract additional channel partners and generate end-user demand. Our product marketing team, located in Carlsbad, California, focuses on product strategy, product development roadmaps, the new production introduction process, product lifecycle management, demand assessment and competitive analysis. The product marketing team also ensures that product development activities, product launches, channel marketing program activities and ongoing demand and supply planning occur on a well-managed, timely basis in coordination with our development, manufacturing and sales groups, as well as our sales channel partners. The groups work closely with our sales and research and development groups to align our product development roadmap to meet key channel technology requirements.

Our Relationship with Sun

In May 2002, we entered into a three-year OEM agreement with an annual renewal to provide our SANnet II and SANscape products for private label sales by Sun. This agreement was recently extended until May of 2007. During October 2002, we began shipping to Sun the first product in our SANnet II family of systems, SANnet II SCSI, for resale to Sun's customers. We began shipping our SANnet II FC to Sun in March 2003 and expect to begin delivery of a third product, SANnet II Blade, during the first quarter of 2004. We are developing new products for sale by Sun and expect our relationship to continue to expand. There are no minimum purchase agreements or guarantees in our agreement with Sun, and the agreement does not obligate Sun to purchase its storage solutions exclusively from us.

As of December 31, 2003, Sun held the right to acquire from us a number of shares of common stock equal to up to 3.2% of our common stock outstanding. In May 2002, in connection with the original OEM agreement, we issued a warrant to Sun to purchase 1,239,527 shares of our common stock. In February 2003, we issued a warrant to Sun in connection with a private placement of our preferred stock. As of December 31, 2003, this warrant was exercisable for 154,752 shares of our common stock. Under the terms of the warrants, we are obligated to file a registration statement with respect to the resale of all of the shares of our common stock issuable upon exercise of the warrants.

We believe that our relationships with market leaders like Sun strengthen our credibility in the marketplace, validate our technology and enable us to sell our products to a much broader customer base. In addition to expanding and enhancing our relationships with current OEM customers and other types of channel partners, we intend to add additional OEM customers as a part of our overall strategy.

End-users

End-users of our products represent a wide variety of industries and range from small businesses to large enterprises, government agencies and other institutions. Our products are currently installed across many industries and markets. The table below lists representative end-users of our products:

Defense Agencies	Entertainment	Financial Services	Government Agencies
• Department of National Defense and Canadian Forces	• AOL Time Warner	• American Express	• Mexico Department of Labor
• U.K. Ministry of Defense	• CBS MarketWatch	• Citigroup	• NASA
• U.S. Air Force	• Fox Cable Networks	• Tudor Investment	• National Institute of Health
• U.S. Army	• Home Box Office	• UBS Financial Services	• U.S. Department of Justice
• U.S. Navy	• Vivendi Universal	• VeriSign	U.S. Department of State

Healthcare	Industrial/Technology	Telecommunications	Universities
• Arena Pharmaceuticals	• Boeing	• Ameritech	• CalTech
• Bracco Diagnostics	• General Dynamics	• AT&T	• CASPUR
• GenVault	• Lockheed Martin	• Comverse Technology	• CERN
• Merck & Company	• Raytheon	• Lucent Technologies	• Rutgers University
• St. Jude Children's Research Hospital	• Texas Instruments	• NEC	• University of Stuttgart
		• Nortel Networks Corporation	
		• NTT DoCoMo	

Customer Service and Support

We recognize that providing comprehensive, proactive and responsive support is essential to establishing new customer accounts and securing repeat business. We provide comprehensive, 24 hours a day, seven days a week, 365 days a year, global customer service and support, either directly or through third party service providers, aimed at simplifying installation, reducing field failures, minimizing system downtime and streamlining administration. Through direct and third party service providers, we maintain a global network of professional engineers and technicians who provide telephonic technical support in various languages from strategically-located global response centers on a 24 hour, seven day basis. In addition, we provide four hour on-site service response on a global basis. We also offer all of our customers access to SANsolve, our web-hosted interactive support knowledge base that gives our customers the ability to find answers to technical questions as well as initiate and track all support issues.

As part of our shift away from direct sales, we have also taken steps to better align our service and support structure with our new indirect sales model. We have:

- Encouraged our channel partners to provide support and service directly to end-users. For example, Sun, our primary channel partner, provides all but the fifth and final level of support and service to its end-users; we provide that final level of support and service;
- Focused on providing the higher levels of support for a fee and the establishment of authorized service providers; and
- Engaged Anacomp, Inc., or Anacomp, to be the exclusive provider of on-site maintenance, warranty and non-warranty services for customers who purchase new maintenance agreements for our prior generation SANnet product family and other legacy products. Anacomp also manages our non-warranty customers and is the exclusive distributor of spare parts for our

legacy products. In addition, Anacomp provides first and second level technical support for all of our product lines.

Despite our shift away from direct sales, we plan to continue to maintain our current service offerings, including onsite support contracts. These services will be performed either directly by us, or through the increased use of third party service providers.

Research and Development

Our research and development team is focused on developing innovative storage and networking products, storage management software for the open systems market, and the integration of our newly-acquired controller and router technology into Dot Hill designed storage systems. We have a history of industry firsts, including the first successfully commercialized hot-swappable SCSI Disk Array and RAID storage system for the Unix environment, and the first NEBS Level 3 certified and MIL STD-810F tested line of storage systems. We believe that our success depends on our ability to continuously develop products that meet changing customer needs and to anticipate and proactively respond to highly evolving technology in a timely and cost-effective manner. We also generally design and develop our products to have a modular architecture that can be scaled to meet customer needs and modified to respond to technological developments in the open systems computing environment across product lines.

Our areas of expertise include Linux, Unix and Windows driver and system software design, SAN storage resource management software design, data storage system design and integration, controller and router design and technology and high-speed data interface design. We are currently focusing development efforts on our next-generation family of storage systems and on our software products. Projects include the launch of additional members of the SANnet II family of systems, improvements to our storage software offerings and next generation high-speed solutions that will take advantage of the latest transports and technologies.

Our research and development activities are directed by individuals with significant expertise and industry experience. Our total research and development expenses were $10.0 million and $11.9 million for the years ended December 31, 2002 and 2003, respectively.

Manufacturing and Suppliers

Since 2002, we have outsourced substantially all of the manufacturing operations for our SANnet I and SANnet II systems and RAID controllers to third party manufacturing companies. We plan to integrate Chaparral's RAID controller and router technology into our line of storage products. By outsourcing manufacturing we have been able to reduce expenses related to our internal manufacturing operations and focus on our research and development activities. Under our OEM agreement with Sun, Sun has the right to require that we use a third party to manufacture our products. This external manufacturer must meet Sun's engineering, qualification and logistics requirements.

Intellectual Property

Our success depends significantly upon our proprietary technology. We have received registered trademark protection for the marks SANnet®, SANpath®, SANscape®, Dot Hill®, Dot Hill Systems® and the Dot Hill logo. With the acquisition of Chaparral, we acquired registered trademark protection for the marks Raidar®, Rio®, Riva® and Stratis®. We have attempted to protect our intellectual property rights primarily through copyrights, trade secrets, employee and third party nondisclosure agreements and other measures. We have registered trademarks and will continue to evaluate the registration of additional trademarks as appropriate. We claim common law protection for, and may seek to register, other trademarks. In addition, we generally enter into confidentiality agreements with our employees and with key vendors and suppliers.

As of December 31, 2003, we had been awarded a total of eight U.S. patents. We do not believe that those patents will provide us with any material competitive advantage. However, with the acquisition of Chaparral, we acquired one issued U.S. patent, two allowed U.S. patents and 13 U.S. patent applications that are in various stages of the patenting process. These patents and applications generally cover RAID controller and SAN technology. If we are unable to protect our intellectual property or infringe intellectual property of a third party, our operating results could be harmed.

Competition

The storage market is intensely competitive and is characterized by rapidly changing technology. We compete primarily against independent storage system suppliers, including EMC Corporation, Hitachi Data Systems, LSI Logic Corp. and Network Appliance, Inc. We also compete with traditional suppliers of computer systems, including Dell Inc., Hewlett-Packard Development Company, L.P. and IBM Corp., which market storage systems as well as other computer products.

Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service and access to more customers than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. Additionally, a number of new, privately held companies are currently attempting to enter the storage market, some of which may become significant competitors in the future.

We believe the principal competitive factors in the storage systems market are:

- Product performance, features, scalability and reliability;
- Price;
- Product breadth;
- Timeliness of new product introductions; and
- Interoperability and ease of management.

We believe that we compete favorably in each of these categories. To remain competitive, we believe we must invest significant resources in developing new products, enhancing our current products, and maintaining high quality standards and customer satisfaction.

Employees

As of December 31, 2003, we had 196 full-time employees, of whom 66 were engaged in sales and marketing, 70 in research and development, 41 in manufacturing, 17 in general management and administration and two in customer service and support. We acquired an additional 51 employees as part of our acquisition of Chaparral in February 2004, of whom 11 were engaged in sales and marketing, 22 in research and development, five in manufacturing, eight in general management and administration and five in customer service and support. We have not had a work stoppage among our employees and none of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Executive Officers of the Registrant at December 31, 2003

Name	Age	Position	Officer since
James L. Lambert	50	Chief Executive Officer, President and Director	August 1984*
Preston S. Romm	50	Chief Financial Officer, Vice President, Finance, Treasurer and Secretary	November 1999
Dana W. Kammersgard	48	Chief Technical Officer	August 1984*

* Note: In 1999, Artecon, Inc. and Box Hill Systems Corp. merged to form Dot Hill Systems Corp. Artecon was founded in 1984 by James Lambert and Dana Kammersgard. Both Mr. Lambert and Mr. Kammersgard were officers of Artecon from its inception until the merger, and have been officers of Dot Hill since the merger.

All officers are elected by the board of directors and serve at the pleasure of the board of directors as provided in our bylaws.

James L. Lambert has served as a director and our Chief Executive Officer since August 2000. From August 1999 to August 2000, Mr. Lambert served as our Chief Operating Officer and Co-Chief Executive Officer. Since August 1999, he has also served as our President and a director. A founder of Artecon, Mr. Lambert served as President, Chief Executive Officer and director of Artecon from its inception in 1984 until August 1999. Mr. Lambert currently serves as a director of the Nordic Group of Companies, a group of privately held companies. He holds a B.S. and an M.S. in Civil and Environmental Engineering from University of Wisconsin, Madison. Mr. Lambert is William R. Savey's son-in-law.

Preston S. Romm has served as our Chief Financial Officer, Vice President, Finance and Treasurer since November 1999. Mr. Romm has also served as our Secretary since April 2001. From January 1997 to November 1999, Mr. Romm was Vice President of Finance, Chief Financial Officer and Secretary of Verteq, Inc., a privately-held semiconductor equipment manufacturer. From November 1994 to January 1997, Mr. Romm was Vice President of Finance and Chief Financial Officer of STM Wireless, Inc., a wireless data and voice equipment manufacturer. From July 1990 to November 1994, Mr. Romm was Vice President and Controller of MTI Technology Corporation, a provider of data storage systems. Mr. Romm holds a B.S. in Accounting from the University of Maryland and a M.B.A. from American University.

Dana W. Kammersgard has served as our Chief Technical Officer since August 1999. Mr. Kammersgard was a founder of Artecon and served as a director from its inception in 1984 until August 1999. At Artecon, Mr. Kammersgard served in various positions since 1984, including Secretary and Senior Vice President of Engineering from March 1998 until August 1999 and as Vice President of Sales and Marketing from March 1997 until March 1998. Prior to co-founding Artecon, Mr. Kammersgard was the director of software development at CALMA, a division of General Electric Company. Mr. Kammersgard holds a B.A. in Chemistry from the University of California, San Diego.

Certain Risk Factors Related to the Company's Business

Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this Form 10-K, including our financial statements and related notes.

Under our OEM agreement with Sun, Sun is not required to make minimum purchases or purchase exclusively from us, and we cannot assure you that our relationship with Sun will not be terminated or will generate significant sales.

Our business is highly dependent on our relationship with Sun. Sales to Sun accounted for 25.0% and 83.4% of our net revenue for the years ended December 31, 2002 and 2003, respectively. Our OEM agreement with Sun had an initial term of three years and has been renewed by Sun through May 2007. However, there are no minimum purchase requirements or guarantees in our agreement with Sun, the agreement does not obligate Sun to purchase its storage solutions exclusively from us and Sun may cancel purchase orders submitted under the agreement at any time. Sun may terminate the entire contract prior to the contract expiration date upon the occurrence of certain events that are not remedied within a specified cure period. The decision by Sun not to renew its contract with us, to terminate the contract, to cease making purchases or to cancel purchase orders would cause our revenues to decline substantially. We cannot be certain if, when or to what extent Sun might terminate its contract with us, cancel purchase orders, cease making purchases or elect not to renew the contract upon the expiration of the initial term. We expect to receive a substantial majority of our projected net revenue for the year ended December 31, 2004 from sales of our products to Sun. We cannot assure you that we will achieve these expected sales levels. If we do not achieve the sales levels we expect to receive from Sun, our business and result of operations will be significantly harmed.

Any decline in Sun's sales could harm our business.

A substantial majority of our revenues are generated by sales to Sun, which sells our products as separate units or bundled with its servers. If Sun's storage related sales decline, our revenues will also decline and our business could be materially harmed. In addition, Sun's quarterly operating results typically fluctuate downward in the first quarter of their fiscal year when compared with the immediately preceding fourth quarter. If these fluctuations cause Sun to decrease purchases of our storage products, our results in the first quarter of Sun's fiscal years, which is our third quarter, could be harmed.

We are dependent on sales to a relatively small number of customers.

Because we intend to expand sales to channel partners, we expect to experience continued concentration in our customer base. As a result, if our relationship with any of our customers is disrupted, we would lose a significant portion of our anticipated net revenue. We cannot guarantee that our relationship with Sun or other channel partners will expand or not otherwise be disrupted. Factors that could influence our relationship with significant channel partners, including Sun, include:

- our ability to maintain our products at prices that are competitive with those of other storage system suppliers;
- our ability to maintain quality standards for our products sufficient to meet the expectations of our channel partners; and

- our ability to produce, ship and deliver a sufficient quantity of our products in a timely manner to meet the needs of our channel partners.

None of our contracts with our existing channel partners, including Sun, contain any minimum purchasing commitments. Further, we do not expect that future contracts with channel partners, if any, will include any minimum purchasing commitments. Changes in the timing or volume of purchases by our major customers could result in lower net revenue. In addition, our existing contracts do not require our channel partners to purchase our products exclusively or on a preferential basis over the products of any of our competitors. Consequently, our channel partners may sell the products of our competitors.

The loss of one or more suppliers could slow or interrupt the production and sales of our products.

Solectron, our third party manufacturer, relies on third parties to supply key components of our storage products. Many of these components are available only from limited sources in the quantities and quality we require. Solectron purchases the majority of our redundant arrays of independent disks, or RAID, controllers from Infortrend Technology, Inc., or Infortrend. Solectron may not be able to purchase the type or quantity of components from third party suppliers as needed in the future.

From time to time there is significant market demand for disk drives, RAID controllers and other components, and we may experience component shortages, selective supply allocations and increased prices of such components. In such event, we may be required to purchase our components from alternative suppliers. Even if alternative sources of supply for critical components such as disk drives and controllers become available, incorporating substitute components into our products could delay our ability to deliver our products in a timely manner. For example, we estimate that replacing Infortrend's RAID controllers with those of another supplier would involve several months of hardware and software modification, which could significantly harm our ability to meet our customers' orders for our products, damage our customer relationships and result in a loss of sales.

The integration of Chaparral may be difficult, resulting in costs or leading to disruptions in relationships with customers or suppliers, any of which could have an adverse effect on our financial results and operations.

In February 2004, we acquired all the outstanding shares of Chaparral. Integrating Chaparral's technologies and businesses will be a complex, time-consuming and possibly expensive process. Before the acquisition, Chaparral had its own business, culture, products, customers, employees and systems. After the acquisition, the companies intend to operate as a combined organization using common information and communication systems, operating procedures, financial controls and human resource practices. We cannot be assured that the engineers from Chaparral and other employees whom we wish to retain will continue their employment relationships with us. In offering both our product lines and those of Chaparral, we will incur the expenses involved with supporting and producing two different product lines. Eventually, we expect to merge the product lines, and in doing so we risk losing customers who preferred one line over the other.

Further, we may not be able to integrate the Chaparral technology, particularly the RAID technology, into our product lines as we now plan. Certain customers may seek alternative sources of product, supply, or service due to these perceptions or based simply upon a desire not to do business with the combined company. Further, our relationships with suppliers may become disrupted, as the suppliers (particularly of RAID controllers) fear a threat of being replaced by the technology acquired in the transaction.

Our combined company also will have more distribution channels than we had prior to the acquisition. The combined company's resellers may target similar sales opportunities. These overlapping sales efforts could adversely affect relationships with resellers and other sales channels, and result in resellers being less willing to market our products aggressively, or at all.

Other possible risks stemming from the acquisition of Chaparral may include:

- the diversion of management resources from business operations to the merging of the two companies;
- perceived adverse change in customer service standards, billing or pricing practices or product offerings which may cause customers to terminate relationships with the combined company;
- costs and delays in implementing common systems and procedures; and
- potential inefficiencies in delivering products to customers of the combined company.

Manufacturing disruptions could harm our business.

We rely on Solectron to manufacture substantially all of our products. If our agreement with Solectron is terminated or if Solectron does not perform its obligations under our agreement, it could take several months to establish alternative manufacturing for our products and we may not be able to fulfill our customers' orders in a timely manner. Under our OEM agreement with Sun, Sun has the right to require that we use a third party to manufacture our products. Such an external manufacturer must meet Sun's engineering, qualification and logistics requirements. If our agreement with Solectron terminates, we may be unable to find another external manufacturer that meets Sun's requirements.

With our increased use of third-party manufacturers, our ability to control the timing of shipments has continued and will continue to decrease. Delayed shipments could result in the deferral or cancellation of purchases of our products. Any significant deferral or cancellation of these sales would harm our results of operations in any particular quarter. Net revenue for a period may be lower than predicted if large orders forecasted for that period are delayed or are not realized, which could result in cash flow problems or a decline in our stock price.

We have experienced losses in the past and may experience losses in the future; we may need to raise additional funds to continue our operations.

For the years ended December 31, 2001 and 2002, we incurred net losses of $43.4 million and $34.3 million, respectively. We cannot assure you that we will be profitable in any future period. We have expended, and will continue to be required to expend, substantial funds to pursue research and development projects, enhance marketing efforts and otherwise operate our business. Our future capital requirements will depend on, and could increase substantially as a result of, many factors, including:

- our plans to maintain and enhance our research, development and product testing programs;
- the success of our manufacturing strategy;
- the success of our sales and marketing efforts;
- the extent and terms of any development, marketing or other arrangements;
- changes in economic, regulatory or competitive conditions; and
- costs of filing, prosecuting, defending and enforcing intellectual property rights.

Our available cash, cash equivalents and short-term investments as of December 31, 2003 totaled $191.5 million (of which $62 million was used in the acquisition of Chaparral in February 2004), which, together with cash generated by operations, we believe will finance our operations through at least the next twelve months and we do not now contemplate the need to raise additional funds. However, unanticipated events, such as Sun's failure to meet its product purchase forecast or extraordinary expenses or operating expenses in excess of our projections, may require us to raise funds sooner than we expect. We may not be able to raise additional funds on commercially reasonable terms or at all. Any sales of our debt or equity securities in the future may have a substantial dilutive effect on our existing stockholders. If we are able to borrow funds, we may be required to grant liens on our assets to the provider of any source of financing or enter into operating, debt service or working capital covenants with any provider of financing that could hinder our ability to operate our business in accordance with our plans. As a result, our ability to borrow money on a secured basis may be impaired, and we may not be able to issue secured debt on commercially reasonable terms or at all.

Our quarterly operating results have fluctuated significantly in the past and are not a good indicator of future performance.

Our quarterly operating results have fluctuated significantly in the past as shown in the following table and are not a good indicator of future performance.

Quarter	Net Revenue	Net Income (Loss)
	(in millions)	
First Quarter 2001	$18.6	$(28.7)
Second Quarter 2001	14.9	(5.7)
Third Quarter 2001	12.3	(3.3)
Fourth Quarter 2001	10.5	(5.7)
First Quarter 2002	10.9	(6.2)
Second Quarter 2002	11.2	(8.9)
Third Quarter 2002	8.6	(7.3)
Fourth Quarter 2002	16.3	(11.9)
First Quarter 2003	30.5	(1.5)
Second Quarter 2003	48.4	2.6
Third Quarter 2003	51.0	4.3
Fourth Quarter 2003	57.5	6.7

In addition, the announcement of financial results that fall short of the results anticipated by the public markets could have an immediate and significant negative effect on the trading price of our common stock in any given period.

We may have difficulty predicting future operating results due to both internal and external factors affecting our business and operations, which could cause our stock price to decline.

Our operating results may vary significantly in the future depending on a number of factors, many of which are out of our control, including:

- the size, timing, cancellation or rescheduling of significant orders;
- the cost of litigation involving intellectual property and other issues;
- product configuration, mix and quality issues;
- market acceptance of our new products and product enhancements and new product announcements or introductions by our competitors;
- manufacturing costs;
- deferrals of customer orders in anticipation of new products or product enhancements;
- changes in pricing by us or our competitors;
- our ability to develop, introduce and market new products and product enhancements on a timely basis;
- hardware component costs and availability, particularly with respect to hardware components obtained from Infortrend, a sole-source provider;

- our success in creating brand awareness and in expanding our sales and marketing programs;
- the level of competition;
- potential reductions in inventories held by channel partners;
- slowing sales of the products of our channel partners;
- technological changes in the open systems storage market;
- levels of expenditures on research, engineering and product development;
- changes in our business strategies;
- personnel changes; and
- general economic trends and other factors.

If our customers delay or cancel orders or return products, our results of operations could be harmed.

We generally do not enter into long-term purchase contracts with customers, and customers usually have the right to extend or delay shipment of their orders, return products and cancel orders. As a result, sales in any period are generally dependent on orders booked and shipped in that period. Delays in shipment orders, product returns and order cancellations in excess of the levels we expect would harm our results of operations.

Our sales cycle varies substantially and future net revenue in any period may be lower than our historical revenues or forecasts.

Our sales are difficult to forecast because the open systems storage market is rapidly evolving and our sales cycle varies substantially from customer to customer. Customer orders for our products can range in value from a few thousand dollars to over a million dollars. The length of time between initial contact with a potential customer and the sale of our product may last from three to 24 months. This is particularly true during times of economic slowdown, for sales to channel partners and for the sale and installation of complex solutions. We have shifted our business strategy to focus primarily on channel partners, with whom sales cycles are generally lengthier, more costly and less certain than direct sales to end-users.

Additional factors that may extend our sales cycle, particularly orders for new products, include:

- the amount of time needed for technical evaluations by customers;
- customers' budget constraints and changes to customers' budgets during the course of the sales cycle;
- customers' internal review and testing procedures; and
- our engineering work to integrate a storage solution with a customer's system.

Our net revenue is difficult for us to predict since it is directly affected by the timing of large orders. Due to the unpredictable timing of customer orders, we may ship products representing a significant portion of our net revenue for a quarter during the last month of that quarter. In addition, our expense levels are based, in part, on our expectations as to future sales. As a result, if sales levels are below expectations, our operating results may be disproportionately affected. We cannot assure you that we will experience sales growth in future periods.

The market for our products is subject to substantial pricing pressure that decreases our margins.

Pricing pressures exist in the data storage market and have harmed and may in the future continue to harm our revenue and earnings. These pricing pressures are due, in part, to continuing decreases in component prices, such as those of disks and RAID controllers. Decreases in component prices are customarily passed-on to customers by storage companies through a continuing decrease in the price of storage hardware systems. In addition, because we expect to continue to make most of our sales to a small number of customers, we are subject to continued pricing pressures from our customers, particularly our OEM customers. Pricing pressures are also due, in part, to the current difficult economic conditions, which have led many companies in our industry to pursue a strategy of decreasing prices in order to win sales, the narrowing of functional differences among competitors, which forces companies to compete on price as opposed to features of products, and the introduction of new technologies, which leaves older technology more vulnerable to pricing pressures. To the extent we are unable to offset those pressures with commensurate cost reductions from our suppliers or by providing new products and features, our margins will be harmed.

Our success depends significantly upon our ability to protect our intellectual property and to avoid infringing the intellectual property of third parties, which could result in costly, time-consuming litigation or even the inability to offer certain products.

We rely primarily on patents, copyrights, trademarks, trade secrets, nondisclosure agreements and common law to protect our intellectual property. For example, we have registered trademarks for SANnet, SANpath, SANscape, Stratis, Dot Hill and the Dot Hill logo and with the acquisition of Chaparral, we acquired registered trademarks for Raidar, Rio, Riva and Stratis. As of December 31, 2003, we had been awarded a total of eight U.S. patents and with the acquisition of Chaparral, we acquired one issued U.S. patent, two allowed U.S. patents and 13 U.S. patent applications that are in various stages of the patenting process. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of foreign countries may not adequately protect our intellectual property rights. Our efforts to protect our intellectual property from third party discovery and infringement may be insufficient and third parties may independently develop technologies similar to ours, duplicate our products or design around our patents.

On October 17, 2003, Crossroads Systems, or Crossroads, filed a lawsuit against us in the United States District Court in Austin, Texas, alleging that our products infringe two United States patents assigned to Crossroads, Patent Numbers 5,941,972 and 6,425,035. We were served with the lawsuit on October 27, 2003. In March 2004, Chaparral was added as a party to the lawsuit. The patents involve storage routers and methods for providing virtual local storage. Patent Number 5,941,972 involves the interface of SCSI storage devices and the Fibre Channel protocol and Patent Number 6,425,035 involves the interface of any one transport medium and a second transport medium. We believe that we have meritorious defenses to Crossroads' claims and intend to vigorously defend against them. We expect to incur significant legal expenses in connection with this litigation. These defense costs, and other expenses related to this litigation, will be expensed as incurred and will negatively affect our future operating results. Further, parties may assert additional infringement claims against us in the future, which would similarly require us to incur substantial legal fees and expenses, and distract management from the operations of our business.

We expect that providers of storage products will increasingly be subject to infringement claims as the number of products and competitors increases. In addition to the formal claims brought against us by Crossroads, we receive, from time to time, letters from third parties suggesting that we may require a license from such third parties to manufacture or sell our products. We evaluate all such communications to assess whether to seek a license from the patent owner. We may require licenses that could have a material impact on our business. We may not be able to obtain the necessary license from a third party on commercially reasonable terms, or at all. Consequently, we could be prohibited from marketing products that incorporate the protected technology or incur substantial costs to redesign our products in a manner to avoid infringement of third party intellectual property rights.

The market for storage systems is intensely competitive and our results of operations, pricing and business could be harmed if we fail to maintain or expand our market position.

The storage market is intensely competitive and is characterized by rapidly changing technology. We compete primarily against independent storage system suppliers, including EMC Corporation, Hitachi Data Systems, LSI Logic Storage Systems and Network Appliance. We also compete with traditional suppliers of computer systems, including Dell Computer Corporation, Hewlett-Packard Company, and IBM Corporation, which market storage systems as well as other computer products.

Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources than us. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service and access to more customers than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. Additionally, a number of new, privately held companies are currently attempting to enter the storage market, some of which may become significant competitors in the future. Any of these existing or potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of products or deliver competitive products at lower prices than us.

We could also lose current or future business to any of our suppliers or manufacturers, some of which directly and indirectly compete with us. Currently, we leverage our supply and manufacturing relationships to provide a significant share of our products. Our suppliers and manufacturers are very familiar with the specific attributes of our products and may be able to provide our customers with similar products.

We expect that competition will increase as a result of industry consolidation and the creation of companies with new, innovative product offerings. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and potential loss of market share, any of which could harm our business.

We believe that the principal competitive factors affecting the storage systems market include:

- Product performance, features, scalability and reliability;
- Price;
- Product breadth;
- Timeliness of new product introductions; and
- Interoperability and ease of management.

We cannot assure you that we will be able to successfully incorporate these factors into our products and compete against current or future competitors or that competitive pressures we face will not harm our business. If we are unable to develop and market products to compete with the products of competitors, our business will be materially and adversely affected. In addition, if major channel partners who are also competitors cease purchasing our products in order to concentrate on sales of their own products, our business will be harmed.

The open systems storage market is rapidly changing and we may be unable to keep pace with or properly prepare for the effects of those changes.

The open systems data storage market in which we operate is characterized by rapid technological change, frequent new product introductions, evolving industry standards and consolidation among our competitors, suppliers and customers. Customer preferences in this market are difficult to predict and changes in those preferences and the introduction of new products by us or our competitors could render our existing products obsolete. Our success will depend upon our ability to address the increasingly sophisticated needs of customers, to enhance existing products, and to develop and introduce on a timely basis, new competitive products, including new software and hardware, and enhancements to existing software and hardware, that keep pace with technological developments and emerging industry standards. If we cannot successfully identify, manage, develop, manufacture or market product enhancements or new products, our business will be harmed. In addition, consolidation among our competitors, suppliers and customers may harm our business by increasing the resources of our competitors, reducing the number of suppliers available to us for our product components and increasing competition for customers by reducing customer-purchasing decisions.

A significant percentage of our expenses are fixed, and if we fail to generate revenues in associated periods, our operating results will be harmed.

Although we have taken a number of steps to reduce operating costs, we may have to take further measures to reduce expenses if we continue to experience operating losses or do not achieve a stable net income. A number of factors could preclude us from successfully bringing costs and expenses in line with our net revenue, such as the fact that our expense levels are based in part on our expectations as to future sales, and that a significant percentage of our expenses are fixed, which limits our ability to reduce expenses quickly in response to any shortfalls in net revenue. As a result, if net revenue does not meet our projections, operating results may be negatively affected. We may experience shortfalls in net revenue for various reasons, including:

- significant pricing pressures that occur because of declines in selling prices over the life of a product or because of increased competition;
- sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers and manufacturers to allocate available supplies or capacity to other customers, which, in turn, may harm our ability to meet our sales obligations; and
- the reduction, rescheduling or cancellation of customer orders.

In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers, we may order materials in advance of anticipated customer demand. This advance ordering has continued and may to result in excess inventory levels or unanticipated inventory write-downs due to expected orders that fail to materialize.

Our business and operating results may suffer if we encounter significant product defects.

Our products may contain undetected errors or failures when first introduced or as we release new versions. During 2004, we plan to introduce new products into our SANnet II family of systems. We may discover errors in our products after shipment, resulting in a loss of or delay in market acceptance, which could harm our business. Our standard warranty provides that if the system does not function to published specifications, we will repair or replace the defective component or system without charge. Significant warranty costs, particularly those that exceed reserves, could adversely impact our business. In addition, defects in our products could result in our customers claiming damages against us for property damage or consequential damage and could also result in our loss of customers and goodwill. Any such claim could distract management's attention from operating our business and, if successful, result in damage claims against us that might not be covered by our insurance.

Our success depends on our ability to attract and retain key personnel.

Our performance depends in significant part on our ability to attract and retain talented senior management and other key personnel. Our key personnel include James Lambert, our President and Chief Executive Officer, Dana Kammersgard, our Chief Technical Officer, and Preston Romm, our Chief Financial Officer. If any one of these individuals were to terminate his employment with us, we would be required to locate and hire a suitable replacement. Competition for attracting talented employees in the technology industry is intense. We may be unable to identify suitable replacements for any employees that we lose. In addition, even if we are successful in locating suitable replacements, the time and cost involved in recruiting, hiring, training and integrating new employees, particularly key employees responsible for significant portions of our operations, could harm our business by delaying our production schedule, our research and development efforts, our ability to execute on our business strategy and our client development and marketing efforts.

Many of our customer relationships are based on personal relationships between the customer and our sales representatives. If these representatives terminate their employment with us, we may be forced to expend substantial resources to attempt to retain the customers that the sales representatives serviced. Ultimately, if we were unsuccessful in retaining these customers, our net revenue would decline.

We have recently made several reductions in our workforce. Although the reductions were designed to reduce our operating costs, the reductions have increased the responsibilities of our remaining employees. As a result, we face risks associated with transferring the duties of our former employees to our remaining employees. In addition to the expense involved in retraining employees, there is a risk that our current work force will be unable to effectively manage all of the duties of our former employees, which could adversely impact our research and development efforts, our general accounting and operating activities, our sales efforts and our production capabilities.

Our executive officers and directors and their affiliates own a significant percentage of our outstanding shares, which could prevent us from being acquired and adversely affect our stock price.

As of December 31, 2003, our executive officers, directors and their affiliates beneficially owned approximately 8.8% of our outstanding shares of common stock. These individual stockholders may be able to influence matters requiring approval by our stockholders, including the election of a majority of our directors. The voting power of these stockholders under certain circumstances could have the effect of delaying or preventing a change in control of us. This concentration of ownership may also make it more difficult or expensive for us to obtain financing. Further, any substantial sale of shares by these individuals could depress the market price of our common stock and impair our ability to raise capital in the future through the sale of our equity securities.

Protective provisions in our charter and bylaws and the existence of our stockholder rights plan could prevent a takeover which could harm our stockholders.

Our certificate of incorporation and bylaws contain a number of provisions that could impede a takeover or prevent us from being acquired, including, but not limited to, a classified board of directors, the elimination of our stockholders' ability to take action by written consent and limitations on the ability of our stockholders to remove a director from office without cause. Our board of directors may issue additional shares of common stock or establish one or more classes or series of preferred stock with such designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by our board of directors without stockholder approval. In addition, we adopted a stockholder rights plan in May 2003 that is designed to impede takeover transactions that are not supported by our board of directors. Each of these charter and bylaw provisions and the stockholder rights plan gives our board of directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that our stockholders might view as being in their best interests.

The exercise of outstanding warrants may result in dilution to our stockholders.

Dilution of the per share value of our common stock could result from the exercise of outstanding warrants. As of December 31, 2003, there were outstanding warrants to purchase 2,034,551 shares of our common stock. The warrants have exercise prices ranging from $2.97 to $4.50 per share and expire at various dates through March 14, 2008. When the exercise price of the warrants is less than the trading price of our common stock, exercise of the warrants would have a dilutive effect on our stockholders. The possibility of the issuance of shares of our common stock upon exercise of the warrants could cause the trading price of our common stock to decline.

Our stock price may be highly volatile and could decline substantially and unexpectedly.

The trading price of our shares of common stock has been affected by the factors disclosed in this section as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of companies in technology-related industries, such as ours, tend to exhibit a high degree of volatility. The announcement of financial results that fall short of the results anticipated by the public markets could have an immediate and significant negative effect on the trading price of our shares in any given period. Such shortfalls may result from events that are beyond our immediate control, can be unpredictable and, since a significant proportion of our sales during each fiscal quarter tend to occur in the latter stages of the quarter, may not be discernible until the end of a financial reporting period. These factors may contribute to the volatility of the trading value of our shares regardless of our long-term prospects. The trading price of our shares may also be affected by developments, including reported financial results and fluctuations in trading prices of the shares of other publicly-held companies, in our industry generally and our business segment in particular, which may not have any direct relationship with our business or prospects.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation could result in the expenditure of substantial funds, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

Future sales of our common stock may hurt our market price.

A substantial number of shares of our common stock may become available for resale. If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. These sales might also make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate. In addition, we are obligated to file a registration statement with respect to the resale of up to 1,394,279 shares of our common stock issuable upon exercise of warrants held by Sun.

Geopolitical military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations which are located in the United States and internationally, as well as those of our channel partners, suppliers, third party manufacturer and customers. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock

Item 2. Properties

Our headquarters and principal research and marketing facilities occupy approximately 70,000 square feet in Carlsbad, California, under a renewable lease that expires in December 2005. In addition, we lease a sales office in Boston, Massachusetts, and six international offices in five countries: Germany, Japan, the Netherlands, Singapore and the United Kingdom. With the acquisition of Chaparral, we added a research and development facility that occupies approximately 25,000 square feet in Longmont, Colorado, under a lease that expires in July 2007. Solectron manufactures substantially all of our products. We believe that with our existing facilities and Solectron's manufacturing capabilities, we have the capacity to meet any potential increases to our forecasted production requirements and therefore believe our facilities are adequate to meet our needs in the foreseeable future.

Item 3. Legal Proceedings

On October 17, 2003, Crossroads filed a lawsuit against us in the United States District Court in Austin, Texas, alleging that our products infringe two United States patents assigned to Crossroads, Patent Numbers 5,941,972 and 6,425,035. We were served with the lawsuit on October 27, 2003. In March 2004, Chaparral was added as a party to the lawsuit. The patents involve storage routers and methods for providing virtual local storage. Patent Number 5,941,972 involves the interface of SCSI storage devices and the Fibre Channel protocol and Patent Number 6,425,035 involves the interface of any one transport medium and a second transport medium. We believe that we have meritorious defenses to Crossroads' claims and intend to vigorously defend against them. We expect to incur significant legal expenses in connection with this litigation. These defense costs, and other expenses related to this litigation, will be expensed as incurred and will negatively affect our future operating results.

In addition to the action discussed above, we are subject to various legal proceedings and claims, asserted or unasserted, which arise in the ordinary course of business. The outcome of the claims against us cannot be predicted with certainty. We believe that such litigation and claims will not have a material adverse effect on our financial condition or operating results.

Item 4. Submission of Matters to Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock traded on the New York Stock Exchange beginning on September 16, 1997 under the symbol "BXH". In August 1999, Box Hill Systems merged with Artecon and we changed our name to Dot Hill Systems Corp. and our trading symbol changed to "HIL". We moved to the American Stock Exchange on December 12, 2002, where we continued to trade our common stock under the symbol "HIL". On July 28, 2003, our common stock was included for quotation on the Nasdaq National Market where our common stock is currently traded under the symbol "HILL".

The following table sets forth for the periods indicated the per share range of the high and low closing sales prices or closing bid prices, of our common stock as reported on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market, as applicable.

	Low	High
Year Ended December 31, 2002		
First Quarter	$1.55	$3.15
Second Quarter	2.10	4.69
Third Quarter	2.50	3.95
Fourth Quarter	1.60	3.50
Year Ended December 31, 2003		
First Quarter	$3.10	$6.12
Second Quarter	6.01	14.00
Third Quarter	13.52	18.95
Fourth Quarter	12.66	17.37

On March 11, 2004 the last reported sale price for our common stock on the Nasdaq National Market was $11.53 per share. As of March 11, 2004, there were 43,315,222 shares of our common stock outstanding held by approximately 6,975 holders of record.

We have never paid any cash dividends on our common stock, and currently intend to retain future earnings, if any, to the extent possible to fund the development and growth of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The information required to be disclosed by item 201(d) of Regulation S-K "*Securities Authorized for Issuance Under Equity Compensation Plans*" is included under Item 12 of Part III of this Annual Report on Form 10-K.

Item 6. Selected Financial Data

In August 1999, Box Hill Systems merged with Artecon and we changed our name to Dot Hill Systems Corp. Our accompanying financial statements have been retroactively restated to reflect the Merger of Box Hill and Artecon, which was accounted for as a pooling of interests. We derived the selected consolidated financial data presented below from our consolidated financial statements. You should read the selected consolidated financial data together with our consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

Statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements which are included elsewhere in this Annual Report on Form 10-K. Statement of operations data for the years ended December 31, 1999 and 2000 and balance sheet data as of

December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements not included herein.

	Year Ended December 31,				
	1999	2000	2001	2002	2003
	(in thousands, except per share data)				
Statement of Operations Data:					
Net revenue	$124,216	$121,197	$ 56,277	$ 46,936	$187,448
Cost of goods sold	86,612	77,730	44,818	45,444	142,550
Gross profit	37,604	43,467	11,459	1,492	44,898
Operating expenses:					
Sales and marketing	24,204	31,747	23,717	22,513	14,086
Research and development	7,401	8,798	6,673	10,043	11,950
General and administrative	10,837	6,891	4,533	5,150	7,418
Impairment of intangible assets	1,224	—	—	—	—
Merger and restructuring expenses	7,392	—	4,905	1,550	—
Operating income (loss)	(13,454)	(3,969)	(28,369)	(37,764)	11,444
Net income (loss)	$ (9,047)	$ (948)	$(43,391)	$(34,303)	$ 12,131
Net income (loss) attributable to common stockholders	$ (9,047)	$ (948)	$(43,391)	$(34,759)	$ 11,990
Net income (loss) per share:					
Basic	$ (0.39)	$ (0.04)	$ (1.76)	$ (1.39)	$ 0.35
Diluted	$ (0.39)	$ (0.04)	$ (1.76)	$ (1.39)	$ 0.31
Weighted average shares outstanding:					
Basic	23,385	24,253	24,703	24,953	33,856
Diluted	23,385	24,253	24,703	24,953	38,164

	As of December 31,				
	1999	2000	2001	2002	2003
	(in thousands)				
Balance Sheet Data:					
Cash, cash equivalents, restricted cash and short-term investments	$ 47,951	$ 33,653	$16,457	$12,082	$191,545
Working capital	58,946	54,454	25,832	2,224	177,650
Total assets	103,658	102,879	46,191	32,228	218,443
Total long-term debt	272	186	330	275	247
Total stockholders' equity	72,823	73,770	30,611	5,785	184,133

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included in this Annual Report on Form 10-K.

Overview

We are a provider of storage systems for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware and software products employing a modular system that allows end-users to add capacity as needed. Our broad range of products, from medium capacity stand-alone storage units to complete turn-key, multi-terabyte storage area networks, provides end-users with a cost-effective means of addressing increasing storage demands without sacrificing performance.

Our products and services are sold worldwide to end-users primarily through our channel partners, including OEMs, SIs and VARs. In May 2002, we entered into a three-year OEM agreement with Sun to provide our storage hardware and software products for private label sales by Sun, and that agreement was recently extended until May 2007. We have been shipping our products to Sun for resale to Sun's customers since October 2002. We continue to develop new products for resale by Sun and other channel partners and expect to begin shipping additional new products for resale later this year. We intend to continue expanding our non-OEM sales channels through SIs and VARs in order to decrease our revenue concentration with OEMs.

As part of our focus on indirect sales channels, we have outsourced substantially all of our manufacturing operations to third party electronics manufacturing services companies. Outsourcing allows us to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of various manufacturing and procurement economies of scale.

We derive net revenue primarily from sales of our SANnet II family of products. In prior periods, we derived a significant portion of our net revenue from sales of our legacy products and SANnet I family of products. Except for two OEM customers, one of which continues to buy our SANnet I products and the other of which continues to buy a legacy system, we have transitioned all customers to our SANnet II products. We derive a portion of our net revenue from services associated with the maintenance service we provide for our installed products. In May 2003, we entered into a services agreement with Anacomp, Inc. to provide all maintenance, warranty and non-warranty services for our SANnet I and certain legacy products.

Cost of goods sold includes costs of materials, subcontractor costs, salary and related benefits for the production and service departments, depreciation and amortization of equipment used in the production and service departments, production facility rent and allocation of overhead.

Sales and marketing expenses consist primarily of salaries and commissions, advertising and promotional costs and travel expenses. Research and development expenses consist primarily of project-related expenses and salaries for employees directly engaged in research and development. General and administrative expenses consist primarily of compensation to officers and employees performing administrative functions and expenditures for administrative facilities. Restructuring expenses consist primarily of employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities.

Other income is comprised primarily of interest income earned on our cash, cash equivalents, restricted cash and short-term investments and other miscellaneous income and expense items.

In February 2004, we acquired all the outstanding shares of Chaparral, a privately-held storage system provider. We expect to integrate Chaparral's RAID controller and router technology into our line of storage products. We plan to retain Chaparral's Colorado facility as a research and development hub and to continue to use Chaparral's team of engineers and facility support personnel.

In August 1999, Box Hill Systems merged with Artecon and we changed our name to Dot Hill Systems Corp. We reincorporated in Delaware in 2001. Our headquarters are located in Carlsbad, California, and we maintain international offices in Germany, Japan, the Netherlands, Singapore and the United Kingdom.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and use judgment that may impact the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. As a part of our on-going internal processes, we evaluate our estimates, including those related to inventory write-downs, warranty cost accruals, revenue recognition, bad debt allowances, long-lived assets valuation, intangible assets valuation, income taxes, including deferred income tax asset valuation, litigation and contingencies. We base these estimates upon both historical information and other assumptions that we believe are valid and reasonable under the circumstances. These assumptions form the basis for making judgments and determining the carrying values of assets and liabilities that are not apparent from other sources. Actual results could vary from those estimates under different assumptions and conditions.

We believe the following critical accounting policies affect our more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue for non-software product sales upon transfer of title to the customer. Reductions to revenue for estimated sales returns are also recorded at that time. These estimates are based on historical sales returns, changes in customer demand and other factors. If actual future returns and allowances differ from past experience, additional allowances may be required. Certain of our sales arrangements include multiple elements. Generally, these arrangements include delivery of the product, installation, training and product maintenance. Maintenance related to product sales entitles the customer to basic product support and significantly greater response time in resolving warranty related issues. We allocate revenue to each element of the arrangement based on its relative fair value. For maintenance contracts this is typically the price charged when such contracts are sold separately or renewed. Because professional services related to installation and training can be provided by other third party organizations, we allocate revenue related to professional services based on rates that are consistent with other like companies providing similar services, i.e., the market rate for such services. Revenue from product maintenance contracts is deferred and recognized ratably over the contract term, generally twelve months. Revenue from installation, training and consulting is recognized as the services are performed.

For software sales, we apply Statement of Position No. 97-2, *Software Revenue Recognition,* whereby revenue is recognized from software licenses at the time the product is delivered, provided there are no significant obligations related to the sale, the resulting receivable is deemed collectible and there is vendor-specific objective evidence supporting the value of the separate contract elements. For arrangements with multiple elements, we allocate revenue to each element using the residual method based on vendor specific objective evidence of the undelivered items. A portion of the arrangement fee equal to the fair value of the undelivered elements, typically software maintenance contracts, is deferred and recognized ratably over the contract term, generally twelve months. Vendor specific objective evidence is based on the price charged when the element is sold separately. A typical arrangement includes a software licensing fee and maintenance agreement.

Valuation of Inventories

Inventories are comprised of purchased parts and assemblies, which include direct labor and overhead. We record inventories at the lower of cost or market value, with cost generally determined on a first-in, first-out basis. We perform periodic valuation assessments based on projected sales forecasts and analyzing upcoming changes in future configurations of our products and record inventory write-downs for excess and obsolete inventory. Although we strive to ensure the accuracy of our forecasts, we periodically are faced with uncertainties. The outcomes of these uncertainties are not within our control, and may not be known for prolonged periods of time. Any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventories and commitments, and consequently, on our operating results. If actual market conditions become less favorable than those forecasted, additional inventory write-downs might be required, adversely affecting operating results.

Results of Operations

The following table sets forth certain items from our statements of operations as a percentage of net revenue for the periods indicated:

	Year Ended December 31,		
	2001	2002	2003
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	79.6	96.8	76.0
Gross profit	20.4	3.2	24.0
Operating expenses:			
Sales and marketing	42.1	48.0	7.5
Research and development	11.9	21.4	6.4
General and administrative	8.1	11.0	4.0
Restructuring expenses	8.7	3.3	—
Operating income (loss)	(50.4)	(80.5)	6.1
Net income (loss)	(77.1)%	(73.1)%	6.5%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenue

Net revenue increased $140.5 million, or 299.4%, to $187.4 million for the year ended December 31, 2003 from $46.9 million for the year ended December 31, 2002. The increase in net revenue was attributable to increased orders for our products from our channel partner, Sun, which accounted for 83.4% of our net revenue for the year ended December 31, 2003.

Cost of Goods Sold

Cost of goods sold increased $97.1 million, or 213.7%, to $142.5 million for the year ended December 31, 2003 from $45.4 million for the year ended December 31, 2002. As a percentage of net revenue, cost of goods sold decreased to 76.0% for the year ended December 31, 2003 from 96.8% for the year ended December 31, 2002. The increase in the dollar amount of cost of goods sold was attributable to greater volume of product sales during the year ended December 31, 2003. The decrease in cost of goods sold as a percentage of our net revenue was primarily attributable to a more efficient absorption of fixed production costs and to a lesser extent a decrease in inventory write-downs of $6.6 million.

Gross Profit

Gross profit increased $43.4 million, or 2,909.2%, to $44.9 million for the year ended December 31, 2003 from $1.5 million for the year ended December 31, 2002. As a percentage of net revenue, gross profit increased to 24.0% for the year ended December 31, 2003 from 3.2% for the year ended December 31, 2002. The increase in the dollar amount of gross profit was attributable to greater volume of product sales during the year ended December 31, 2003. The increase in gross profit as a percentage of our net revenue was primarily attributable to a more efficient absorption of fixed production costs and to a lesser extent a decrease in inventory write-downs of $6.6 million.

Sales and Marketing Expenses

Sales and marketing expenses decreased $8.4 million, or 37.4%, to $14.1 million for the year ended December 31, 2003 from $22.5 million for the year ended December 31, 2002. As a percentage of net revenue, sales and marketing expenses decreased to 7.5% for the year ended December 31, 2003 from 48.0% for the year ended December 31, 2002. The decrease in the dollar amount of sales and marketing expenses was attributable to a reduction in our sales and marketing headcount of 24 employees between December 31, 2002 and December 31, 2003. The reduction was made in conjunction with our shift toward an indirect sales model, implementation of fixed cost reduction measures, such as closure of excess and unused facilities, and the refocus of our marketing resources on a smaller population of potential customers.

Research and Development Expenses

Research and development expenses increased $1.9 million, or 19.0%, to $11.9 million for the year ended December 31, 2003 from $10.0 million for the year ended December 31, 2002. As a percentage of net revenue, research and development expenses decreased to 6.4% for the year ended December 31, 2003 from 21.4% for the year ended December 31, 2002. The increase in the dollar amount of research and development expenses was primarily attributable to an increase in salary and related expenses of $2.1 million attributable to an increase in the number of our full-time direct engineering team members, an increase of regulatory testing costs of $0.3, an increase of allocable fixed costs of $0.5 million, offset by a reduction of prototype costs related to the development of our SANnet II product line of $1.5 million. We expect to continue to invest in research and development and plan to add more members to our research and development team during 2004.

General and Administrative Expenses

General and administrative expenses increased $2.2 million, or 44.0%, to $7.4 million for the year ended December 31, 2003 from $5.2 million for the year ended December 31, 2002. As a percentage of net revenue, general and administrative expenses decreased to 4.0% for the year ended December 31, 2003 from 11.0% for the year ended December 31, 2002. The increase in the dollar amount of general and administrative expense was attributable to increased bonus expense of $1.8 million, and increased legal expenses of $0.4 million.

Restructuring Expenses

In March 2001, we announced plans to reduce our full-time workforce by up to 30% and reduce other expenses in response to delays in customer orders, lower than expected revenues and slowing global market conditions. The cost reduction actions were designed to reduce our breakeven point in light of an economic downturn. The cost reductions resulted in a charge for employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities. We recorded restructuring expenses in the first quarter of 2001 of approximately $2.9 million.

In June 2001, we announced plans to further reduce our full-time workforce by up to 17% and reduce other expenses in response to a continuing economic downturn and overall decrease in revenue. As a result of these additional restructuring actions, we recorded additional restructuring expenses during the second quarter of 2001 of approximately $1.5 million.

Employee termination costs consist primarily of severance payments for 180 employees. Impairment of property and equipment consists of the write-down of certain fixed assets associated with facility closures. The facility closures and related costs consist of lease termination costs for five sales offices and closure of our New York City office.

During the fourth quarter of 2001, we increased our March 2001 Restructuring accrual by approximately $0.2 million and our June 2001 Restructuring accrual by approximately $0.3 million due to the continuing deterioration of various real estate markets and the inability to sublet excess space in our Carlsbad and New York City facilities.

During the fourth quarter of 2002, we again increased our March 2001 Restructuring accrual by approximately $0.7 million and our June 2001 Restructuring accrual by approximately $0.9 million to reflect additional deterioration of real estate markets in Carlsbad and New York City, as well as the effects of lease buyouts negotiated on several other facilities and a sublease arrangement reached on another facility.

The following is a summary of restructuring activity recorded during the years ended December 31, 2002 and 2003:

March 2001 Restructuring

	Accrued Restructuring Expenses at January 1, 2002	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002	Amounts Utilized in 2003	Accrued Restructuring Expenses at December 31, 2003
			(in thousands)			
Employee termination costs	$ 2	$ —	$ (2)	$ —	$ —	$ —
Facility closures and related costs	394	693	(426)	661	(260)	401
Total	$396	$693	$(428)	$661	$(260)	$401

June 2001 Restructuring

	Accrued Restructuring Expenses at January 1, 2002	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002	Amounts Utilized in 2003	Accrued Restructuring Expenses at December 31, 2003
			(in thousands)			
Facility closures and related costs	$845	$857	$(777)	$925	$(402)	$523

We believe that there are no unresolved issues or additional liabilities that may result in a significant adjustment to restructuring expenses accrued as of December 31, 2003.

Other Income

Other income increased $0.4 million, or 125.3%, to $0.8 million for the year ended December 31, 2003 from $0.4 million for the year ended December 31, 2002. The increase was primarily attributable to an increase in interest income realized from short-term investments.

Income Taxes

Our effective income tax rate for the year ended December 31, 2003 of 0.7% is primarily attributable to federal and state minimum tax liabilities as well as local and foreign taxes. Our effective income tax rate for the year ended December 31, 2003 was significantly reduced through the use of net operating loss carryforwards for which a valuation allowance had previously been recorded. Our effective income tax rate for the year ended December 31, 2002 was 8.3%, primarily as a result of an income tax benefit resulting from tax refunds made available by recent tax law changes partially offset by state, local and foreign taxes.

As of December 31, 2003, a valuation allowance of $39.0 million has been provided based upon our assessment of the future realizability of our deferred income tax assets, as it is currently considered more likely than not that sufficient taxable income will not be generated to realize these temporary differences.

Additionally, at December 31, 2003, approximately $4.2 million of the valuation allowance is attributable to the potential tax benefit of stock option transactions that will be credited directly to common stock, if realized.

As of December 31, 2003, we have federal and state net operating loss carryforwards of approximately $80.7 million and $53.8 million, which begin to expire in 2009 and 2004, respectively. In addition, we have federal tax credit carryforwards of approximately $2.4 million, of which $0.2 million can be carried forward indefinitely to offset future taxable income, and the remaining $2.2 million will begin to expire in the tax year 2008. We also have state tax credit carryforwards of $2.3 million, of which $2.1 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.2 million will begin to expire in 2006.

As a result of the Company's equity transactions, an ownership change, within the meaning of Internal Revenue Code Section 382, occurred on September 18, 2003. As a result, annual use of the Company's federal net operating loss and credit carry forwards is limited to (i) the aggregate fair market value of Artecon immediately before the ownership change multiplied by (ii) the long-term tax-exempt rate (within the meaning of Section 382 (f) of the Internal Revenue Code) in effect at that time. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

We have not provided for any residual U.S. income taxes on the earnings from our foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual U.S. income taxes, if any, would be insignificant.

Net Income (Loss)

Net income increased $46.4 million to net income of $12.1 million for the year ended December 31, 2003 from a net loss of $34.3 million for the year ended December 31, 2002. This increase of $46.4 million was due to an increase in gross profit of $43.4 million, a decrease in operating expenses of $5.8 million, an increase in other income of $0.4 million offset by a decrease in income tax benefit of $3.2 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenue

Net revenue decreased $9.4 million, or 16.6%, to $46.9 million for the year ended December 31, 2002 from $56.3 million for the year ended December 31, 2001. The decrease in net revenue was attributable to unfavorable market conditions resulting in a 49.3% decrease in sales from the telecommunications sector and a 38.5% decrease in sales from the commercial sector, partially offset by an $11.6 million increase in sales to our largest OEM customer.

Cost of Goods Sold

Cost of goods sold increased $0.6 million, or 1.4%, to $45.4 million for the year ended December 31, 2002 from $44.8 million for the year ended December 31, 2001. As a percentage of net revenue, cost of goods sold increased to 96.8% for the year ended December 31, 2002 from 79.6% for the year ended December 31, 2001. The increase both in absolute terms and as a percentage of net revenue, is attributable to a $8.3 million charge over the course of 2002 for excess and obsolete inventory, $5.1 million of which was related to the impact that our SANnet II product launch had on inventories of our legacy SANnet product, and $2.0 million in ramp-up costs and inefficiencies incurred during the fourth quarter of 2002 related to our new SANnet II SCSI product, which was launched in October 2002.

Gross Profit

Gross profit decreased $10.0 million, or 87.0%, to $1.5 million for the year ended December 31, 2002 from $11.5 million for the year ended December 31, 2001. As a percentage of net revenue, gross profit decreased to 3.2% for the year ended December 31, 2002 from 20.4% for the year ended December 31, 2001. The decrease in gross profit, both in absolute terms and as a percentage of net revenue, is attributable to a $8.3 million charge over the course of 2002 for excess and obsolete inventory, $5.1 million of which was related to the impact that our SANnet II product launch had on inventories of our legacy SANnet product, and $2.0 million in ramp-up costs and inefficiencies incurred during the fourth quarter of 2002 related to our new SANnet II SCSI product, which was launched in October 2002.

Sales and Marketing Expenses

Sales and marketing expenses decreased $1.2 million, or 5.1%, to $22.5 million for the year ended December 31, 2002 from $23.7 million for the year ended December 31, 2001. As a percentage of net revenue, sales and marketing expenses increased to 48.0% for the year ended December 31, 2002 from 42.1% for the year ended December 31, 2001. We incurred a one-time charge to sales and marketing expenses of $3.6 million related to the issuance of a warrant to purchase our common stock to Sun in May 2002. The decrease in the dollar amount of sales and marketing expenses, excluding the charge for the warrant, is attributable to fixed cost reduction measures, such as geographical restructuring of the sales force and our efforts to focus our marketing resources on a smaller population of potential channel partners.

Research and Development Expenses

Research and development expenses increased $3.3 million, or 50.5%, to $10.0 million for the year ended December 31, 2002 from $6.7 million for the year ended December 31, 2001. As a percentage of net revenue, research and development expenses increased to 21.4% for the year ended December 31, 2002 from 11.9% for the year ended December 31, 2001. The increase in the dollar amount of research and development expenses is attributable to costs related to the development of our next-generation SANnet II product line, the first member of which was released in October 2002. In addition, the increase as a percentage of net revenues was due in part to lower sales revenue during 2002 compared to 2001.

General and Administrative Expenses

General and administrative expenses increased $0.7 million, or 13.6%, to $5.2 million for the year ended December 31, 2002 from $4.5 million for the year ended December 31, 2001. As a percentage of net revenue, general and administrative expenses increased to 11% for the year ended December 31, 2002 from 8.1% for the year ended December 31, 2001. The increase in the dollar amount of general and administrative expenses resulted primarily from increased premiums for directors and officers insurance of approximately $0.2 million, and legal expenses of approximately $0.4 million associated with the Sun, Solectron and Infortrend business arrangements.

Restructuring Expenses

In March 2001, we announced plans to reduce our full-time workforce by up to 30% and reduce other expenses in response to delays in customer orders, lower than expected revenues and slowing global market conditions. The cost reduction actions were designed to reduce our breakeven point in light of an economic downturn. The cost reductions resulted in a charge for employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities. We recorded restructuring expenses in the first quarter of 2001 of approximately $2.9 million.

In June 2001, we announced plans to further reduce our full-time workforce by up to 17% and reduce other expenses in response to a continuing economic downturn and overall decrease in revenue. As a result of these additional restructuring actions, we recorded additional restructuring expenses during the second quarter of 2001 of approximately $1.5 million.

During the fourth quarter of 2001, we increased our March 2001 Restructuring accrual by approximately $0.2 million and our June 2001 Restructuring accrual by approximately $0.3 million due to the deterioration of various real estate markets and the inability to sublet excess space in our Carlsbad and New York City facilities.

During the fourth quarter of 2002, we again increased our March 2001 Restructuring accrual by approximately $0.7 million and our June 2001 Restructing accrual by approximately $0.9 million to reflect additional deterioration of real estate markets in Carlsbad and New York City, as well as the effects of lease buyouts negotiated on several other facilities and a sublease arrangement reached on another facility.

The following is a summary of restructuring activity recorded during the years ended December 31, 2001 and 2002:

March 2001 Restructuring

	Restructuring Expenses in 2001	Amounts Utilized in 2001	Accrued Restructuring Expenses at December 31, 2001	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002
			(in thousands)			
Employee termination costs	$1,271	$(1,269)	$ 2	$ —	$ (2)	$ —
Impairment of property and equipment	1,007	(1,007)	—	—	—	—
Facility closures and related costs	792	(398)	394	693	(426)	661
Professional fees and other	20	(20)	—	—	—	—
Total	$3,090	$(2,694)	$396	$693	$(428)	$661

June 2001 Restructuring

	Restructuring Expenses in 2001	Amounts Utilized in 2001	Accrued Restructuring Expenses at December 31, 2001	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002
			(in thousands)			
Employee termination costs	$ 259	$ (259)	$ —	$ —	$ —	$ —
Impairment of property and equipment	350	(350)	—	—	—	—
Facility closures and related costs	1,206	(361)	845	857	(777)	925
Total	$1,815	$ (970)	$845	$857	$(777)	$925

Other Income

We had net other income of $0.3 million in each of 2002 and 2001. Although there was no change to total other income, interest income decreased by approximately $0.6 million from 2001 to 2002 as a result of converting higher-yielding investment securities into a lower-yield money market account and offsetting the decrease in interest income was a decrease in other expense resulting from an approximately $0.7 million accrual made during 2001 for a pending litigation settlement.

Income Taxes

During the second quarter of 2002, we recorded an income tax benefit of $3.3 million related to tax refunds made available by recent tax law changes. We received $0.9 million of this benefit during 2002 and $2.4 million in 2001.

Our 2002 effective income tax rate of 8.3% reflects federal income tax refunds made available by recent tax law changes partially offset by state, local and foreign taxes. Our effective income tax rate for 2001 was (54.6)%, primarily as a result of a $16.0 million charge to the income tax provision in connection with an increase in the valuation allowance provided for deferred income tax assets.

Net Income (Loss)

Net loss decreased $9.1 million to net loss of $34.3 million for the year ended December 31, 2002 from a net loss of $43.4 million for the year ended December 31, 2001. This decrease of $9.1 million was due to a decrease in gross profit of $10.0 million, a decrease in operating expenses of $0.6 million, and a decrease in income tax expense of $18.5 million.

Liquidity and Capital Resources

As of December 31, 2003, we had $191.5 million of cash, cash equivalents and short-term investments and working capital of $177.7 million.

During September 2003, we received net proceeds of approximately $144.8 million from a secondary public offering of 9,904,000 shares of our common stock at a price of $15.50 per share.

Subsequent to December 31, 2003, we consummated the acquisition of Chaparral for a cash purchase price of approximately $62 million plus the assumption of approximately $4.1 million in liabilities.

For the year ended December 31, 2003, cash provided by operating activities was $20.7 million compared to cash used in operating activities of $12.4 million for the same period in 2002. The net cash provided by operating activities is attributable to net income of $12.1 million, a $3.8 million decrease in inventories, a $10.1 million increase in accounts payable, a $3.2 increase in accrued compensation and other expenses, offset by a $8.0 million increase in accounts receivable, and a $1.6 million increase in prepaid expenses and other assets.

Cash used in investing activities in 2003 was $55.8 million compared to cash provided by investing activities of $6.2 million for the same period in 2002. The cash used in investing activities in 2003 resulted from a $58.4 million purchase of short-term investments, a $2.8 million purchase of property and equipment, offset by $5.4 million for sales of short-term investments.

Cash provided by financing activities was $163.5 million for 2003, compared to $8.4 million for 2002. The cash provided by financing activities is attributable to net proceeds from the issuance of common stock of $161.3 million, bank and other borrowings of $45.2 million, exercises of stock options under the Company's 2000 Stock Incentive Plan and the Company's 2000 Employee Stock Purchase Plan of $5.0 million, a decrease in restricted cash of $2.0 million, offset by payments made on bank and other borrowings of $49.8 million.

We have an agreement with Wells Fargo Bank, National Association, which allows us to borrow up to $15.0 million under a revolving line of credit that expires May 1, 2004. The maximum amount we may borrow under this line is limited by the amount of our cash and investment balances held at the bank at any given time and may be reduced by the amount of any outstanding letters of credit with the bank. Borrowings under this line of credit are collateralized by a pledge of our deposits held at the bank. As of December 31, 2003, the amount available on this line was $15.0 million. Borrowings under this line of credit incur interest at the bank's prime rate or 50 basis points above LIBOR, at our option. Each month we pay interest only on outstanding balances, with the principal due at maturity. As of December 31, 2003, there was no balance outstanding under this line of credit.

Our Japanese subsidiary has two lines of credit with Tokyo Mitsubishi Bank and one line of credit with National Life Finance Corporation in Japan, for borrowings of up to an aggregate of 45 million yen, or approximately $0.4 million as of December 31, 2003, at interest rates ranging from 1.7% to 1.8%. Interest is due monthly, with principal due and payable on various dates through August 2008. Borrowings are secured by the inventories of our Japanese subsidiary. As of December 31, 2003, the total amount outstanding under the three credit lines was approximately 26.5 million yen, or approximately $0.2 million.

For the year ended December 31, 2003, we had cash flow from operations of $20.7 million. We presently expect cash, cash equivalents, short-term investments and cash generated from operations to be sufficient to meet our operating and capital requirements for at least the next twelve months and to enable us to pursue acquisitions or significant capital improvements. The actual amount and timing of working capital and capital expenditures that we may incur in future periods may vary significantly and will depend upon numerous factors, including the amount and timing of the receipt of revenues from continued operations, our ability to manage our relationships with third party manufacturers, the status of our relationships with key customers, partners and suppliers, the timing and extent of the introduction of new products and services and growth in personnel and operations.

The following table summarizes our contractual obligations as of December 31, 2003 (in thousands).

		Payments due by period			
Contractual obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt Obligations	$ 247	$ —	$ —	$247	$—
Operating Lease Obligations	4,553	1,677	2,306	529	41
Total	$4,800	$1,677	$2,306	$776	$41

Effect of Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on Issue 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF Issue 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF Issue 00-21 to have a significant effect on our financial statements.

In May 2003, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Account Standards, or SFAS, No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first interim period beginning after June 15, 2003, with certain exceptions. The adoption of this statement, effective July 1, 2003, had no effect on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate and Credit Risk

Our exposure to market rate risk for changes in interest rates relates to our investment portfolio. Our primary investment strategy is to preserve the principal amounts invested, maximize investment yields, and maintain liquidity to meet projected cash requirements. Accordingly, we invest in instruments such as money market funds, certificates of deposit, U.S. Government/Agencies bonds, notes, bills and municipal bonds that meet high credit quality standards, as specified in our investment policy guidelines. Our investment policy also limits the amount of credit exposure to any one issue, issuer, and type of instrument. We do not currently use derivative financial instruments in our investment portfolio and we do not enter into market risk sensitive instruments for trading purposes. We do not expect to incur any material losses with respect to our investment portfolio.

The following table provides information about our investment portfolio at December 31, 2002 and 2003. For investment securities, the table presents carrying values at December 31, and related weighted average interest rates by expected maturity dates.

	December 31,	
	2002	2003
	(amounts in thousands)	
Cash equivalents	$10,084	$127,790
Average interest rate	3.3%	1.0%
Short-term investments	$ —	$ 52,982
Average interest rate	—	1.6%
Total portfolio	$10,084	$180,772
Average interest rate	3.3%	1.2%

We have a line of credit agreement, which accrues interest at a variable rate. As of December 31, 2003, we had no balance under this line. Were we to incur a balance under this line, we would be exposed to interest rate risk on such debt.

Foreign Currency Exchange Rate Risk

A portion of our international business is presently conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurances that we will not experience currency losses in the future. We have not previously undertaken hedging transactions to cover currency exposure and we do not intend to engage in hedging activities in the future.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is incorporated by reference from the financial statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded that as of the end of such period, our disclosure controls and procedures are adequate and sufficient to ensure that information required to be disclosed by us in the reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms.

There have been no changes in our internal controls over financial reporting during our fourth fiscal quarter of 2003 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

Some of the information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2004 annual meeting under the headings "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance." Other information required by this item is incorporated by reference to Item 1 of Part I of this Annual Report on Form 10-K under the heading "Executive Officers of the Registrant at December 31, 2003."

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2004 annual meeting under the heading "Compensation of Executive Officers."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the heading "Security Ownership of Certain Beneficial Owners and Management" in our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2004 annual meeting is incorporated herein by this reference.

The following table sets forth our equity securities authorized for issuance under equity compensation plans as of December 31, 2003.

Stock Plan	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average exercise price of outstanding options and rights	Number of securities remaining available for future issuance
2000 Equity Incentive Plan(1)	3,030,977	$4.96	1,009,240
Employee Stock Purchase Plan(2)	Not Applicable	Not Applicable	46
2000 Non-Employee Directors' Stock Option Plan	224,750	$6.74	260,000
Total	3,255,727	$5.08	1,269,286

(1) The 2000 Amended and Restated Equity Incentive Plan provides for an annual increase to the share reserve, to be added on the date of each annual stockholder's meeting, equal to the lesser of (i) 1 million shares; (ii) 2% of our outstanding shares on such date, calculated on a fully diluted basis and assuming the conversion of all outstanding convertible securities and the exercise of all outstanding options and warrants, or; (iii) an amount to be determined by our board of directors.

(2) The Employee Stock Purchase Plan provides for an annual increase to the share reserve, to be added on the date of each annual stockholders' meeting, equal to the lesser of: (i) 100,000 shares, or; (ii) an amount to be determined by our board of directors.

All of our equity compensation plans have been approved by our stockholders.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2004 annual meeting under the heading "Certain Transactions."

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2004 annual meeting under the heading "Ratification of Selection of Independent Auditors."

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as part of this report:

(1) Financial statements:

The consolidated balance sheets as of December 31, 2002 and 2003, and the consolidated statements of operations and comprehensive operations, stockholders' equity and cash flows for the years ended December 31, 2001, 2002 and 2003, together with notes thereto.

(2) Financial statement schedules required to be filed by Item 8 and Item 15(d) of this Form:

Schedule II—Valuation and Qualifying Accounts.

All other schedules have been omitted from this annual report because they are not applicable or because the information required by any applicable schedule is included in the consolidated financial statements or the notes thereto.

(3) Exhibits:

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of February 23, 2004, by and among the Registrant, DHSA Corp., Chaparral Network Storage, Inc., and C. Timothy Smoot, as Stockholders' Representative.(1)
3.1	Certificate of Incorporation of the Registrant.(2)
3.2	By-laws of the Registrant.(2)
4.1	Certificate of Incorporation of the Registrant.(2)
4.2	By-laws of the Registrant.(2)
4.3	Form of Common Stock Certificate.(3)
4.4	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on May 19, 2003.(4)
4.5	Form of Rights Certificate.(4)
4.6	Warrant to Purchase Shares of Common Stock dated May 24, 2002.(5)
4.7	Common Stock Warrant dated December 19, 2002.(5)
4.8	Warrant to Purchase Shares of Common Stock dated February 14, 2003.(5)
4.9	Common Stock Warrant dated March 14, 2003.(5)
10.1	Product Purchase Agreement between the Registrant and Sun Microsystems, Inc. dated May 24, 2002.(6)
10.2	Product Supplement/Award Letter for Blade Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)
10.3	Product Supplement/Award Letter for SCSI Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)
10.4	Product Supplement/Award Letter for FC Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)

Exhibit Number	Description
10.5	Employment letter agreement dated August 2, 1999 between the Registrant and James L. Lambert.(7)†
10.6	Employment letter agreement dated August 2, 1999 between the Registrant and Dana W. Kammersgard.(7)†
10.7	Employment offer letter dated November 12, 1999 between the Registrant and Preston Romm.(7)†
10.8	Lease for Registrant's headquarters in Carlsbad, California, dated June 9, 1993.(5)
10.9	2000 Amended and Restated Equity Incentive Plan.(8)†
10.10	Form of Stock Option Agreement (Incentive and Nonstatutory Stock Options) used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†
10.11	Form of Stock Option Grant Notice used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†
10.12	2000 Amended and Restated Employee Stock Purchase Plan.(8)†
10.13	2000 Non-Employee Directors Stock Option Plan.(9)†
10.14	Form of Stock Option Agreement used in connection with the 2000 Non-Employee Directors' Stock Option Plan.(9)†
10.16	Credit Agreement dated February 6, 2001 among the Registrant, Silicon Alley Management, Inc. and Wells Fargo Bank, National Association.(10)
10.17	Revolving Line of Credit Note dated February 6, 2001 issued by the Registrant and Silicon Alley Management, Inc. to Wells Fargo Bank, National Association.(10)
10.18	Third Party Security Agreement dated February 6, 2001 made by the Registrant and Silicon Alley Management, Inc. in favor of Wells Fargo Bank, National Association.(10)
10.19	Manufacturing Agreement between the Registrant and Solectron Corporation, dated May 20, 2002.(11)
10.20	OEM Agreement between the Registrant and Infortrend Technology, Inc, supplier of controllers, dated May 20, 2002.(11)
10.21	2002 Executive Compensation Plan for James L. Lambert, effective January 1, 2002.(12)†
10.22	2002 Executive Compensation Plan for Dana Kammersgard, effective January 1, 2002.(13)†
10.23	2002 Executive Compensation Plan for Preston Romm, effective January 1, 2002.(13)†
10.24	2003 Executive Compensation Plan for James L. Lambert, effective January 1, 2003.(5)†
10.25	2003 Executive Compensation Plan for Dana Kammersgard, effective January 1, 2003.(5)†
10.26	2003 Executive Compensation Plan for Preston Romm, effective January 1, 2003.(5)†
10.27	Change of Control Agreement dated August 23, 2001 between the Registrant and James L. Lambert.(14)†
10.28	Change of Control Agreement dated August 23, 2001 between the Registrant and Dana Kammersgard.(14)†
10.29	Change of Control Agreement dated August 23, 2001 between the Registrant and Preston Romm.(14)†

Exhibit Number	Description
10.30	Securities Purchase Agreement, dated as of December 18, 2002, between the Registrant and each of the purchasers listed on the signature pages thereto.(15)
10.31	Registration Rights Agreement, dated as of December 18, 2002, between the Registrant and each of the purchasers listed on the signature pages thereto.(15)
10.32	Securities Purchase Agreement, dated as of March 11, 2003, between the Registrant and each of the purchasers listed on the signature pages thereto.(5)
10.33	Registration Rights Agreement, dated as of March 11, 2003, between the Registrant and each of the purchasers listed on the signature pages thereto.(5)
10.34	Registration Rights Agreement, dated as of March 4, 2003, between the Registrant and each of the individuals listed on the signature pages thereto.(5)
21.1	Subsidiaries of the Registrant.(5)
23.1	Consent of Deloitte & Touche LLP.
24.1	Power of Attorney. Reference is made to the signature page hereto.
31.1	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

† Indicates management or compensatory plan or arrangement required to be identified pursuant to Item 15(c).

(1) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2004 and incorporated herein by reference.

(2) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference.

(3) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference.

(4) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 19, 2003 and incorporated herein by reference.

(5) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(6) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(7) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

(8) Filed as an exhibit to our Current Report on Form 8-K dated August 23, 2000 and incorporated herein by reference.

(9) Filed as an exhibit to our Registration Statement on Form S-8 (No. 333-43834) and incorporated herein by reference.

(10) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

(11) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(12) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

(13) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 31, 2001 and incorporated herein by reference.

(14) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference.

(15) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference.

(b) Reports on Form 8-K:

1. We filed a Current Report on Form 8-K on October 22, 2003, announcing the filing of a complaint against us in the United States District Court in Austin, Texas by Crossroads Systems and also announcing our third quarter 2003 earnings.

2. We filed a Current Report on Form 8-K on October 29, 2003, including a transcript of the third quarter 2003 earnings conference call held on October 22, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOT HILL SYSTEMS CORP.
(Registrant)

By: /s/ JAMES L. LAMBERT

James L. Lambert
(Chief Executive Officer)

Date: March 15, 2004

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James L. Lambert and Preston Romm, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JAMES L. LAMBERT James L. Lambert	Chief Executive Officer, President, Chief Operating Officer and Director (Principal Executive Officer)	March 15, 2004
/s/ PRESTON ROMM Preston Romm	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	March 15, 2004
/s/ CHARLES CHRIST Charles Christ	Chairman of the Board of Directors	March 15, 2004
/s/ BENJAMIN BRUSSELL Benjamin Brussell	Director	March 15, 2004
/s/ NORMAN R. FARQUHAR Norman R. Farquhar	Director	March 15, 2004
/s/ DR. CHONG SUP PARK Dr. Chong Sup Park	Director	March 15, 2004
/s/ W.R. SAUEY W.R. Sauey	Director	March 15, 2004

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of February 23, 2004, by and among the Registrant, DHSA Corp., Chaparral Network Storage, Inc., and C. Timothy Smoot, as Stockholders' Representative.(1)
3.1	Certificate of Incorporation of the Registrant.(2)
3.2	By-laws of the Registrant.(2)
4.1	Certificate of Incorporation of the Registrant.(2)
4.2	By-laws of the Registrant.(2)
4.3	Form of Common Stock Certificate.(3)
4.4	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on May 19, 2003.(4)
4.5	Form of Rights Certificate.(4)
4.6	Warrant to Purchase Shares of Common Stock dated May 24, 2002.(5)
4.7	Common Stock Warrant dated December 19, 2002.(5)
4.8	Warrant to Purchase Shares of Common Stock dated February 14, 2003.(5)
4.9	Common Stock Warrant dated March 14, 2003.(5)
10.1	Product Purchase Agreement between the Registrant and Sun Microsystems, Inc. dated May 24, 2002.(6)
10.2	Product Supplement/Award Letter for Blade Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)
10.3	Product Supplement/Award Letter for SCSI Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)
10.4	Product Supplement/Award Letter for FC Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)
10.5	Employment letter agreement dated August 2, 1999 between the Registrant and James L. Lambert.(7)†
10.6	Employment letter agreement dated August 2, 1999 between the Registrant and Dana W. Kammersgard.(7)†
10.7	Employment offer letter dated November 12, 1999 between the Registrant and Preston Romm.(7)†
10.8	Lease for Registrant's headquarters in Carlsbad, California, dated June 9, 1993.(5)
10.9	2000 Amended and Restated Equity Incentive Plan.(8)†
10.10	Form of Stock Option Agreement (Incentive and Nonstatutory Stock Options) used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†
10.11	Form of Stock Option Grant Notice used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†
10.12	2000 Amended and Restated Employee Stock Purchase Plan.(8)†
10.13	2000 Non-Employee Directors Stock Option Plan.(9)†

Exhibit Number	Description
10.14	Form of Stock Option Agreement used in connection with the 2000 Non-Employee Directors' Stock Option Plan.(9)†
10.16	Credit Agreement dated February 6, 2001 among the Registrant, Silicon Alley Management, Inc. and Wells Fargo Bank, National Association.(10)
10.17	Revolving Line of Credit Note dated February 6, 2001 issued by the Registrant and Silicon Alley Management, Inc. to Wells Fargo Bank, National Association.(10)
10.18	Third Party Security Agreement dated February 6, 2001 made by the Registrant and Silicon Alley Management, Inc. in favor of Wells Fargo Bank, National Association.(10)
10.19	Manufacturing Agreement between the Registrant and Solectron Corporation, dated May 20, 2002.(11)
10.20	OEM Agreement between the Registrant and Infortrend Technology, Inc, supplier of controllers, dated May 20, 2002.(11)
10.21	2002 Executive Compensation Plan for James L. Lambert, effective January 1, 2002.(12)†
10.22	2002 Executive Compensation Plan for Dana Kammersgard, effective January 1, 2002.(13)†
10.23	2002 Executive Compensation Plan for Preston Romm, effective January 1, 2002.(13)†
10.24	2003 Executive Compensation Plan for James L. Lambert, effective January 1, 2003.(5)†
10.25	2003 Executive Compensation Plan for Dana Kammersgard, effective January 1, 2003.(5)†
10.26	2003 Executive Compensation Plan for Preston Romm, effective January 1, 2003.(5)†
10.27	Change of Control Agreement dated August 23, 2001 between the Registrant and James L. Lambert.(14)†
10.28	Change of Control Agreement dated August 23, 2001 between the Registrant and Dana Kammersgard.(14)†
10.29	Change of Control Agreement dated August 23, 2001 between the Registrant and Preston Romm.(14)†
10.30	Securities Purchase Agreement, dated as of December 18, 2002, between the Registrant and each of the purchasers listed on the signature pages thereto.(15)
10.31	Registration Rights Agreement, dated as of December 18, 2002, between the Registrant and each of the purchasers listed on the signature pages thereto.(15)
10.32	Securities Purchase Agreement, dated as of March 11, 2003, between the Registrant and each of the purchasers listed on the signature pages thereto.(5)
10.33	Registration Rights Agreement, dated as of March 11, 2003, between the Registrant and each of the purchasers listed on the signature pages thereto.(5)
10.34	Registration Rights Agreement, dated as of March 4, 2003, between the Registrant and each of the individuals listed on the signature pages thereto.(5)
21.1	Subsidiaries of the Registrant.(5)
23.1	Consent of Deloitte & Touche LLP.
24.1	Power of Attorney. Reference is made to the signature page hereto.

Exhibit Number	Description
31.1	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Indicates management or compensatory plan or arrangement required to be identified pursuant to Item 15(c).

(1) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2004 and incorporated herein by reference.

(2) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference.

(3) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference.

(4) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 19, 2003 and incorporated herein by reference.

(5) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(6) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(7) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

(8) Filed as an exhibit to our Current Report on Form 8-K dated August 23, 2000 and incorporated herein by reference.

(9) Filed as an exhibit to our Registration Statement on Form S-8 (No. 333-43834) and incorporated herein by reference.

(10) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

(11) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(12) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

(13) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 31, 2001 and incorporated herein by reference.

(14) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference.

(15) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference.

INDEX TO FINANCIAL STATEMENTS

(This page has been left blank intentionally.)

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Dot Hill Systems Corp.

We have audited the accompanying consolidated balance sheets of Dot Hill Systems Corp. and subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of operations and comprehensive operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dot Hill Systems Corp. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 4, 2004

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003

(In Thousands, Except Per Share Amounts)

	2002	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 10,082	$138,563
Restricted cash	2,000	—
Short-term investments	—	52,982
Accounts receivable, net of allowance of $751 and $467	6,304	14,558
Inventories	6,959	3,158
Prepaid expenses and other	1,802	1,836
Total current assets	27,147	211,097
PROPERTY AND EQUIPMENT, net	4,110	4,791
OTHER ASSETS	971	2,555
Total assets	$ 32,228	$218,443
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 14,446	$ 24,533
Accrued compensation	1,754	4,459
Accrued expenses	1,614	2,052
Deferred revenue	1,110	1,028
Income taxes payable	1,020	1,005
Short-term debt	4,552	—
Current portion of restructuring accrual	407	370
Total current liabilities	24,903	33,447
RESTRUCTURING ACCRUAL, net of current portion	1,179	554
BORROWINGS UNDER LINES OF CREDIT	275	247
Other long-term liabilities	86	62
Total liabilities	26,443	34,310
COMMITMENTS AND CONTINGENCIES (Note 15)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.001 par value, 10,000 shares authorized, 6 and 0 shares issued and outstanding at December 31, 2002 and December 31, 2003, respectively	—	—
Common stock, $.001 par value, 100,000 shares authorized, 25,172 and 43,307 shares issued and outstanding at December 31, 2002 and December 31, 2003, respectively	25	43
Additional paid-in capital	109,562	275,827
Deferred compensation	(48)	(28)
Accumulated other comprehensive loss	(318)	(263)
Accumulated deficit	(103,436)	(91,446)
Total stockholders' equity	5,785	184,133
Total liabilities and stockholders' equity	$ 32,228	$218,443

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In Thousands, Except Per Share Amounts)

	2001	2002	2003
NET REVENUE	$ 56,277	$ 46,936	$187,448
COST OF GOODS SOLD	44,818	45,444	142,550
GROSS PROFIT	11,459	1,492	44,898
OPERATING EXPENSES:			
Sales and marketing	23,717	22,513	14,086
Research and development	6,673	10,043	11,950
General and administrative	4,533	5,150	7,418
Restructuring expenses	4,905	1,550	—
Total operating expenses	39,828	39,256	33,454
OPERATING INCOME (LOSS)	(28,369)	(37,764)	11,444
OTHER INCOME (EXPENSE):			
Interest income	1,013	410	716
Interest expense	(107)	(248)	(105)
Gain on foreign currency transactions, net	52	143	135
Other income (expense), net	(657)	39	29
Total other income, net	301	344	775
INCOME (LOSS) BEFORE INCOME TAXES	(28,068)	(37,420)	12,219
INCOME TAX BENEFIT (EXPENSE)	(15,323)	3,117	(88)
NET INCOME (LOSS)	$(43,391)	$(34,303)	$ 12,131
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS:			
Net income (loss)	$(43,391)	$(34,303)	$ 12,131
Dividends on preferred stock	—	(16)	(141)
Beneficial conversion feature of preferred stock	—	(440)	—
Net income (loss) attributable to common stockholders	$(43,391)	$(34,759)	$ 11,990
NET INCOME (LOSS) PER SHARE:			
Basic	$ (1.76)	$ (1.39)	$ 0.35
Diluted	$ (1.76)	$ (1.39)	$ 0.31
WEIGHTED AVERAGE SHARES USED TO CALCULATE NET INCOME (LOSS) PER SHARE:			
Basic	24,703	24,953	33,856
Diluted	24,703	24,953	38,164
COMPREHENSIVE OPERATIONS:			
Net income (loss)	$(43,391)	$(34,303)	$ 12,131
Foreign currency translation adjustments	(138)	36	30
Net unrealized gain (loss) on short-term investments	150	(150)	25
Comprehensive income (loss)	$(43,379)	$(34,417)	$ 12,186

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In Thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance, January 1, 2001	—	$ —	24,608	$ 246	$ 99,026	$ —	$(216)	$ (25,286)	$ 73,770
Adjustment for change in par value of common stock				(223)	223				
Exercise of stock options			64	1	57				58
Sale of common stock under employee stock purchase plan			119	1	161				162
Foreign currency translation adjustment							(138)		(138)
Unrealized gain on short-term investments							150		150
Net loss								(43,391)	(43,391)
Balance, December 31, 2001	—	—	24,791	25	99,467	—	(204)	(68,677)	30,611
Issuance of stock warrant					3,647				3,647
Issuance of stock under deferred compensation arrangement			15		60	(60)			
Amortization of deferred compensation						12			12
Issuance of stock options to non-employees					25				25
Issuance of preferred stock and stock warrants, net of issuance costs	6				5,406				5,406
Beneficial conversion feature of preferred stock					440			(440)	
Dividends on preferred stock								(16)	(16)
Exercise of stock options			21		40				40
Sale of common stock under employee stock purchase plan			345		477				477
Foreign currency translation adjustment							36		36
Unrealized loss on short-term investments							(150)		(150)
Net loss								(34,303)	(34,303)
Balance, December 31, 2002	6	—	25,172	25	109,562	(48)	(318)	(103,436)	5,785
Conversion of preferred stock to common stock	(6)	—	1,846	2	(2)				—
Issuance of common stock and stock warrant, net of issuance costs			14,654	15	161,268				161,283
Amortization of deferred compensation						20			20
Dividends on preferred stock								(141)	(141)
Exercise of stock options and warrant			1,111	1	4,240				4,241
Sale of common stock under employee stock purchase plan			524		759				759
Foreign currency translation adjustment							30		30
Net unrealized gain on short-term investments							25		25
Net income								12,131	12,131
Balance, December 31, 2003	—	$ —	43,307	$ 43	$275,827	$(28)	$(263)	$ (91,446)	$184,133

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In Thousands)

	2001	2002	2003
Cash Flow From Operating Activities:			
Net income (loss)	$(43,391)	$(34,303)	$ 12,131
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,550	1,463	2,045
Loss on disposal of property and equipment	—	329	42
Impairment of property and equipment	1,357	—	—
Provision for doubtful accounts and note receivable	(151)	1,018	(284)
Deferred income taxes	18,423	—	—
Stock-based sales and marketing expenses	—	3,647	—
Stock-based compensation expenses	—	25	—
Amortization of deferred compensation	—	12	20
(Gain) loss on sale of short-term investments	—	(71)	56
Changes in operating assets and liabilities:			
Accounts receivable	11,294	1,973	(7,970)
Inventories	10,233	6,917	3,801
Prepaid expenses and other assets	(504)	161	(1,618)
Note receivable	(1,242)	115	—
Accounts payable	(12,582)	9,225	10,087
Accrued compensation and other expenses	(638)	(616)	3,159
Deferred revenue	(1,425)	(331)	(82)
Income taxes payable	(123)	(2,246)	(15)
Restructuring accrual	1,241	345	(662)
Other liabilities	(146)	(27)	(24)
Net cash provided by (used in) operating activities	(16,104)	(12,364)	20,686
Cash Flows From Investing Activities:			
Purchases of property and equipment	(1,468)	(2,388)	(2,782)
Proceeds from sale of property and equipment	—	—	14
Sales of short-term investments	—	8,637	5,356
Purchases of short-term investments	(8,522)	(44)	(58,369)
Net cash provided by (used in) investing activities	(9,990)	6,205	(55,781)
Cash Flows From Financing Activities:			
Proceeds from exercise of stock options and warrants	58	40	4,241
Proceeds from sale of stock to employees	162	477	759
Proceeds from bank and other borrowings	11,531	35,505	45,189
Payments on bank and other borrowings	(11,387)	(31,008)	(49,769)
(Increase) decrease in restricted cash	—	(2,000)	2,000
Proceeds from issuance of common stock and stock warrant, net of issuance costs	—	—	161,283
Proceeds from issuance of preferred stock and stock warrants, net of issuance costs	—	5,406	—
Dividends paid to preferred stockholders	—	—	(157)
Net cash provided by financing activities	364	8,420	163,546

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In Thousands)

	2001	2002	2003
Effect of Exchange Rate Changes on Cash	(138)	36	30
Net Increase (Decrease) in Cash and Cash Equivalents	(25,868)	2,297	128,481
Cash and Cash Equivalents, beginning of year	33,653	7,785	10,082
Cash and Cash Equivalents, end of year	$ 7,785	$ 10,082	$138,563
Supplemental Disclosures of Cash Flow Information:			
Cash paid for interest	$ 65	$ 194	$ 91
Cash paid for income taxes	$ 28	$ 107	$ 99
Supplemental Disclosures of Non-Cash Financing Activities:			
Dividends payable on preferred stock	$ —	$ 16	$ —
Value of conversion discount for convertible preferred stock	$ —	$ 440	$ —
Stock issued under deferred compensation arrangement	$ —	$ 60	$ —
Conversion of preferred stock to common stock	$ —	$ —	$ 2

See accompanying notes to consolidated financial statements.

1. Background and Summary of Significant Accounting Policies

Background

Dot Hill Systems Corp. ("we," "our" or "us") is a provider of enterprise storage for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware and software products employing a modular, building block approach to meet customer needs. Our broad range of products, from medium capacity stand-alone storage units to complete turn-key, multi-terabyte storage area networks, provides end-users with a cost-effective means of addressing increasing storage demands without sacrificing carrier class performance. Our integrated technology has been distinguished by certification as NEBS Level 3 and is MIL STD-810F compliant based on its ruggedness and reliability.

Historically, we relied mainly on direct sales to customers in an array of markets, including the government and telecommunications. Beginning in 2001, we shifted our sales and marketing efforts away from direct sales toward indirect sales through channel partners. These channel partners either incorporate our products into their own, private-label products or sell our products off the shelf. During 2002, we began outsourcing the manufacturing of our next-generation family of disk systems—SANnet II. We also have sales offices in the United States, Germany, Japan, the Netherlands, Singapore and the United Kingdom.

Basis of Presentation

On August 2, 1999, Box Hill Systems Corp. and Artecon, Inc. completed a merger, or the Merger, in which the two companies were merged in a tax-free, stock-for-stock transaction. The merger was accounted for using the pooling-of-interests method. We are the result of that merger. Subsequent to the merger, we changed our name to Dot Hill Systems Corp.

Principles of Consolidation

The accompanying consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less. Cash equivalents consist principally of money market funds, market auction rate securities, and repurchase agreements.

1. Background and Summary of Significant Accounting Policies (Continued)

Short-term Investments

We account for investments in accordance with Statement of Financial Accounting Standards, or SFAS, No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Short-term investments have been categorized as available for sale and, as a result, are stated at fair value. Unrealized gains and losses on available-for-sale securities are included as a separate component of stockholders' equity.

Accounts Receivable

The allowance for doubtful accounts receivable represents management's estimate of potential loss on the accounts receivable balance. The estimate for accounts receivable is calculated using a percentage based on historical write-offs and recoveries. In addition, we also estimate potential losses for specific accounts.

Inventories

Inventories are comprised of purchased parts and assemblies, which include direct labor and overhead, and are valued at the lower of cost (first-in, first-out) or market value. We perform periodic valuation assessments based on projected sales forecasts and analyzing upcoming changes in future configurations of our products and record inventory reserves for excess and obsolete inventory. We use certain of our inventory items internally and also provide select customers with the use of certain inventory items on a temporary test basis. The carrying value of these items is reduced to market through a monthly charge to expense until they are returned to inventory, which is generally within twelve months.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (two to seven years). Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the lease or the estimated useful life of the asset. Significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Deferred Compensation

Deferred compensation represents the unearned value of a common stock bonus given to an employee. In accordance with Accounting Principles Board, or APB, Opinion No. 25, we recorded deferred compensation for the value of the common stock at the date of issuance and are amortizing the balance over the vesting period of the award, which is three years.

Fair Value of Financial Instruments

Pursuant to SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*, we are required to estimate the fair value of all financial instruments included on our balance sheets. We consider the carrying value of our financial instruments, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, accrued expenses and short-term debt to approximate their fair value due to the relatively short period of time between origination of the

1. Background and Summary of Significant Accounting Policies (Continued)

instruments and their expected realization. The carrying value of the lines of credit approximate their fair value based on the terms and rates available to us for similar instruments.

Long-Lived Assets

We account for the impairment and disposition of long-lived assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of these assets is determined by analysis of the assets' fair value by comparing the forecasted future undiscounted net cash flows from operations to which the assets relate, based on our best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets. If the carrying value is determined not to be recoverable from future operating cash flows, the assets are deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets. During the year ended December 31, 2001, we recognized an impairment of certain long-lived assets in connection with restructuring activities (Note 4). Based on our most recent analysis, we believe that no additional impairment exists at December 31, 2003.

Revenue Recognition

We recognize revenue for non-software product sales upon transfer of title to the customer. Reductions to revenue for estimated sales returns are also recorded at that time. These estimates are based on historical sales returns, changes in customer demand and other factors. If actual future returns and allowances differ from past experience, additional allowances may be required. Certain of our sales arrangements include multiple elements. Generally, these arrangements include delivery of the product, installation, training and product maintenance. Maintenance related to product sales entitles the customer to basic product support and significantly greater response time in resolving warranty related issues. We allocate revenue to each element of the arrangement based on its relative fair value. For maintenance contracts this is typically the price charged when such contracts are sold separately or renewed. Because professional services related to installation and training can be provided by other third party organizations, we allocate revenue related to professional services based on rates that are consistent with other like companies providing similar services, i.e., the market rate for such services. Revenue from product maintenance contracts is deferred and recognized ratably over the contract term, generally twelve months. Revenue from installation, training and consulting is recognized as the services are performed.

For software sales, we apply Statement of Position No. 97-2, *Software Revenue Recognition*, whereby revenue is recognized from software licenses at the time the product is delivered, provided we have no significant obligations related to the sale, the resulting receivable is deemed collectible and there is vendor-specific objective evidence supporting the value of the separate contract elements. For arrangements with multiple elements, we allocate revenue to each element using the residual method based on vendor specific objective evidence of the undelivered items. A portion of the arrangement fee equal to the fair value of the undelivered elements, typically software maintenance contracts, is deferred and recognized ratably over the contract term, generally twelve months. Vendor specific

1. Background and Summary of Significant Accounting Policies (Continued)

objective evidence is based on the price charged when the element is sold separately. A typical arrangement includes a software licensing fee and maintenance agreement.

The cost of maintenance contracts entered into with third parties is deferred and recognized as expense over the contract term. At December 31, 2002 and 2003, the balance of deferred costs for maintenance contracts was $0.7 million and $0.1 million, respectively, and is included in prepaid expenses and other current assets.

Product Warranties

We generally extend to our customers the warranties provided to us by our suppliers and, accordingly, the majority of our warranty obligations to customers are covered by supplier warranties. For warranty costs not covered by our suppliers, we provide for estimated warranty costs in the period the revenue is recognized. There can be no assurance that our suppliers will continue to provide such warranties to us in the future, which could have a material adverse effect on our operating results and financial condition. Our warranty cost activity for the years ended December 31 is as follows:

Accrued Warranty Costs	Balance at Beginning of Year	Charged to Operations	Deductions for Costs Incurred	Deductions for Change in Estimates	Balance at End of Year
			(in thousands)		
2003	$336	$ 876	$ (876)	$(74)	$262
2002	316	1,202	(1,182)	—	336
2001	316	1,221	(1,221)	—	316

Advertising Costs

We expense advertising costs as incurred. For the years ended December 31, 2001, 2002 and 2003, advertising expenses were $1.5 million, $1.2 million and $0.3 million, respectively.

Research and Development

Research and development costs are expensed as incurred. In conjunction with the development of our products, we incur certain software development costs. No costs have been capitalized pursuant to SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, because the period between achieving technological feasibility and completion of such software is relatively short and software development costs qualifying for capitalization have been insignificant.

Stock-Based Compensation

We have two stock-based compensation plans, which are described more fully in Note 12. SFAS No. 123, *Accounting for Stock-Based Compensation,* encourages, but does not require us to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations for all periods presented. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of our stock at the date of grant over the amount an employee must pay to acquire the stock.

1. Background and Summary of Significant Accounting Policies (Continued)

Had compensation cost for our stock option awards been determined based upon the fair value at the date of grant, in accordance with SFAS No. 123, our net income (loss) and basic and diluted net income (loss) per share would have been adjusted to the following amounts for the years ended December 31:

	2001	2002	2003
	(net income (loss) amounts in thousands)		
Net income (loss) attributable to common stockholders as reported	$(43,391)	$(34,759)	$11,990
Total stock-based employee compensation expense determined under fair value based method for all awards	(2,351)	(2,201)	(7,047)
Pro forma net income (loss) attributable to common stockholders	$(45,742)	$(36,960)	$ 4,943
Basic net income (loss) per share:			
As reported	$ (1.76)	$ (1.39)	$ 0.35
Pro forma	$ (1.85)	$ (1.48)	$ 0.15
Diluted net income (loss) per share:			
As reported	$ (1.76)	$ (1.39)	$ 0.31
Pro forma	$ (1.85)	$ (1.48)	$ 0.13

We account for stock options granted to non-employees using the fair value method. Compensation expense for options granted to non-employees has been determined in accordance with Emerging Issues Task Force, or EITF, No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,* as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest and is recorded as expense and deferred compensation in the financial statements.

Foreign Currency Transactions and Translation

A portion of our international business is presently conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are included in current period earnings. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. We have not previously undertaken hedging transactions to cover currency exposure and do not intend to engage in hedging activities in the future.

The functional currency of each of our foreign subsidiaries is the local currency and accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates; revenues and expenses,

1. Background and Summary of Significant Accounting Policies (Continued)

and gains and losses are translated at rates of exchange that approximate the rates in effect on the transaction date. Resulting remeasurement gains and losses are recognized as a component of other comprehensive income.

Income Taxes

We record deferred income taxes to reflect temporary differences between the reporting of income for financial statement and tax reporting purposes. Measurement of the deferred income tax items is based on enacted tax laws and rates. In the event the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a deferred income tax asset, an evaluation is performed to determine the probability we will be able to realize the future benefits of such asset. A valuation allowance related to a deferred income tax asset is recorded when it is considered more likely than not that some portion or all of the deferred income tax asset will not be realized.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period.

Diluted net income (loss) per share reflects the potential dilution of securities by including common stock equivalents, such as stock options, stock warrants and convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive.

The following table sets forth a reconciliation of the basic and diluted number of weighted average shares outstanding used in the calculation of net income (loss) per share for the years ended December 31:

	2001	2002	2003
		(in thousands)	
Weighted average shares used to calculate basic net income (loss) per share	24,703	24,953	33,856
Dilutive effect of stock options and stock warrants	—	—	3,696
Dilutive effect of convertible preferred stock	—	—	612
Weighted average shares used to calculate diluted net income (loss) per share	24,703	24,953	38,164

As of December 31, 2001, options to purchase 3,285,293 shares of common stock with exercise prices ranging from $0.50 to $15.94 per share were outstanding, but were not included in the calculation of diluted net loss per share because their effect was antidilutive.

As of December 31, 2002, options to purchase 3,670,843 shares of common stock with exercise prices ranging from $0.50 to $15.94 per share and warrants to purchase 1,727,568 shares of common stock with exercise prices ranging from $2.97 to $3.25 per share were outstanding, but were not included in the calculation of diluted net loss per share because their effect was antidilutive.

1. Background and Summary of Significant Accounting Policies (Continued)

Additionally, preferred stock convertible into 1,846,152 shares of common stock has also been excluded from the calculation of diluted net loss per share because its effect was antidilutive.

As of December 31, 2003, options to purchase 100,716 shares of common stock with exercise prices ranging from $11.30 to $16.46 per share were outstanding, but were not included in the calculation of diluted net income per share because their effect was antidilutive.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on Issue 00-21, *Revenue Arrangements with Multiple Deliverables.* EITF Issue 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of this statement, effective January 1, 2004, to have a significant effect on our financial statements.

In May 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first interim period beginning after June 15, 2003, with certain exceptions. The adoption of this statement, effective July 1, 2003, had no effect on our financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Risks and Uncertainties

General Business Risks and Uncertainties

Our future results of operations involve a number of risks and uncertainties. Management believes the factors that could affect our future operating results and cause actual results to differ materially from expectations include, but are not limited to, dependence on new products, dependence on a limited number of suppliers of high quality components, reliance on a limited number of principal customers, dependence on a third party manufacturer, the integration of the business and technology of Chaparral Network Storage, Inc., or Chaparral, recently acquired by us, a recent shift in our sales and marketing strategy from direct sales to indirect sales through channel partners, difficulties in managing growth, difficulties in attracting and retaining qualified personnel, competition, competitive pricing, dependence on key personnel, enforcement of our intellectual property rights, intellectual property claims made by third parties upon us, dependence on a limited number of production facilities, global economic conditions, the lengthening of sales cycles, and an uneven pattern of quarterly results.

2. Risks and Uncertainties (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of trade accounts receivable. We do not require collateral or other securities to support customer receivables. A majority of our net revenue is derived from a limited number of customers. For the year ended December 31, 2001, sales to one customer accounted for approximately 15%. For the years ended 2002 and 2003, sales to another customer accounted for approximately 25%, and 83%, respectively. For the year ended December 31, 2001, our accounts receivable from one customer was approximately 16%. For the year ended December 31, 2002, our accounts receivable from two customers were approximately 11% and 43%. For the year ended December 31, 2003, our accounts receivable from two customers were 12% and 56%. Generally, our customers have no minimum purchase requirements and have certain rights to extend, delay or cancel shipment of their orders without penalty.

Cash and Cash Equivalents Concentrations

The Federal Deposit Insurance Corporation, or FDIC, insures a corporation's funds deposited in a bank up to a maximum of $0.1 million in the event of a bank failure. As of December 31, 2003, our cash and cash equivalents held exceeded the FDIC insured amount by approximately $138.5 million. We have not experienced any losses in relation to cash and cash equivalents in excess of FDIC insurance limits.

Foreign Sales

The following table summarizes foreign sales by geographic region as a percentage of net revenue for the years ended December 31:

	2001	2002	2003
Europe	22.2%	18.4%	4.9%
Asia	7.9	6.5	1.7
Other	0.5	1.8	.3
Total foreign sales	30.6%	26.7%	6.9%

Dependence on Suppliers

We rely on other companies to supply certain key components of our products and products that we resell. Many of these components and third-party products are available only from limited sources in the quantities and quality demanded by us. Our third party contract manufacturers are responsible for purchasing and obtaining supplies.

We have outsourced the manufacture of substantially all of our products to a single manufacturer. Approximately 32% and 93% of our total raw material purchases for the years ended December 31, 2002 and 2003, respectively, were from this manufacturer. If our relationship with this manufacturer terminates, it could take several months to establish alternative manufacturing for these products and we may not be able to fulfill orders for these products in a timely manner, which would have a material

2. Risks and Uncertainties (Continued)

adverse effect on our financial condition and operating results. Under an OEM agreement with a significant customer, this customer has the right to require that we use a third party to manufacture product. Such an external manufacturer must meet this customer's engineering, qualification and logistics requirements. If our relationship with the current manufacturer terminates, we may be unable to find another suitable external manufacturer, which would have a material adverse effect on our financial condition and operating results.

With respect to certain components, such as disk drives and controllers, if our third party manufacturer had to seek alternative sources of supply, the incorporation of such components from alternative suppliers and the manufacture and shipment of product could be delayed while modifications to such products and the accompanying software were made to accommodate the introduction of the alternative suppliers' components. We estimate that replacing the controllers that we currently use with those of another supplier would involve several months of hardware and software modification, which would have a material adverse effect on our financial condition and operating results.

3. Comprehensive Operations

Our accumulated other comprehensive loss balance consists of foreign currency translation adjustments and unrealized gains and losses on securities. Changes in the accumulated other comprehensive loss balance for the years ended December 31, 2001, 2002 and 2003 are detailed as follows:

	(in thousands)
Balance, January 1, 2001	$(216)
Foreign currency translation adjustment	(138)
Unrealized gain on short-term investments	150
Balance, December 31, 2001	(204)
Foreign currency translation adjustment	36
Unrealized loss on short-term investments	(150)
Balance, December 31, 2002	(318)
Foreign currency translation adjustment	30
Net unrealized gain on short-term investments	25
Balance, December 31, 2003	$(263)

4. Restructuring Costs and Asset Writedowns

In March 2001, we announced plans to reduce our full-time workforce by up to 30% and reduce other expenses in response to delays in customer orders, lower than expected revenues and slowing global market conditions. The cost reduction actions were designed to reduce our breakeven point in light of an economic downturn. The cost reductions resulted in a charge for employee severance, lease

4. Restructuring Costs and Asset Writedowns (Continued)

termination costs and other office closure expenses related to the consolidation of excess facilities. We recorded restructuring expenses in the first quarter of 2001 of approximately $2.9 million, as follows:

	(in thousands)
Employee termination costs	$1,271
Impairment of property and equipment	1,007
Facility closures and related costs	637
Professional fees and other	20
Total	$2,935

In June 2001, we announced plans to further reduce our full-time workforce by up to 17% and reduce other expenses in response to a continuing economic downturn and overall decrease in revenue. As a result of these additional restructuring actions, we recorded additional restructuring expenses during the second quarter of 2001 of approximately $1.5 million, as follows:

	(in thousands)
Employee termination costs	$ 259
Impairment of property and equipment	350
Facility closures and related costs	861
Total	$1,470

Employee termination costs consist primarily of severance payments for 180 employees. Impairment of property and equipment consists of the write-down of certain fixed assets associated with facility closures. The facility closures and related costs consist of lease termination costs for five sales offices and closure of our New York City office.

During the fourth quarter of 2001, we increased our March 2001 related restructuring accrual by approximately $0.2 million and our June 2001 Restructuring accrual by approximately $0.3 million restructuring accrual due to the continuing deterioration of various real estate markets and the inability to sublet excess space in our Carlsbad and New York City facilities.

During the fourth quarter of 2002, we again increased our March 2001 related restructuring accrual by approximately $0.7 million and our June 2001 Restructuring accrual by approximately $0.9 million to reflect additional deterioration of real estate markets in Carlsbad and New York City, as well as the effects of lease buyouts negotiated on several other facilities and a sublease arrangement reached on another facility.

DOT HILL SYSTEMS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 and 2003

4. Restructuring Costs and Asset Writedowns (Continued)

The following is a summary of restructuring activity recorded during the years ended December 31, 2002 and 2003:

March 2001 Restructuring

	Restructuring Expenses in 2001	Amounts Utilized in 2001	Accrued Restructuring Expenses at December 31, 2001	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002	Amounts Utilized in 2003	Accrued Restructuring Expenses at December 31, 2003
				(in thousands)				
Employee termination costs	$1,271	$(1,269)	$ 2	$ —	$ (2)	$ —	$ —	$ —
Impairment of property and equipment	1,007	(1,007)	—	—	—	—	—	—
Facility closures and related costs	792	(398)	394	693	(426)	661	(260)	401
Professional fees and other	20	(20)	—	—	—	—	—	—
Total	$3,090	$(2,694)	$396	$693	$(428)	$661	$(260)	$401

June 2001 Restructuring

	Restructuring Expenses in 2001	Amounts Utilized in 2001	Accrued Restructuring Expenses at December 31, 2001	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002	Amounts Utilized in 2003	Accrued Restructuring Expenses at December 31, 2003
				(in thousands)				
Employee termination costs	$ 259	$(259)	$ —	$ —	$ —	$ —	$ —	$ —
Impairment of property and equipment	350	(350)	—	—	—	—	—	—
Facility closures and related costs	1,206	(361)	845	857	(777)	925	(402)	523
Total	$ 1,815	$(970)	$845	$857	$(777)	$925	$(402)	$523

We believe that there are no unresolved issues or additional liabilities that may result in a significant adjustment to restructuring expenses accrued as of December 31, 2003.

5. Short-Term Investments and Restricted Cash

As of December 31, 2002, restricted cash consisted entirely of a $2.0 million letter of credit that expired on January 31, 2003.

5. Short-Term Investments and Restricted Cash (Continued)

The following table summarizes our short-term investments as of December 31, 2003:

	Cost	Net Unrealized Losses	Net Unrealized Gains	Fair Value
		(in thousands)		
U.S. Government securities	$37,286	$71	$49	$37,264
Municipal securities and private debt obligation	5,200	—	5	5,205
Commercial paper	10,471	—	42	10,513
	$52,957	$71	$96	$52,982

The cost and fair value of short-term investments at December 31, 2003 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Fair Value
	(in thousands)	
Due in one year or less	$25,441	$25,425
Due after one year through five years	22,316	22,352
Due after five years through ten years	—	—
Due after ten years	5,200	5,205
	$52,957	$52,982

As of December 31, 2002, we did not have any securities classified as short-term investments.

6. Inventories

Inventories consist of the following at December 31:

	2002	2003
	(in thousands)	
Purchased parts and materials	$4,509	$1,706
Work-in-process	120	24
Finished goods	2,330	1,428
Total inventory	$6,959	$3,158

7. Property and Equipment

Property and equipment consist of the following at December 31:

	2002	2003
	(in thousands)	
Machinery and equipment	$ 7,395	$10,016
Furniture, fixtures, and computer equipment	668	753
Leasehold improvements	603	560
Total property and equipment, at cost	8,666	11,329
Less accumulated depreciation	(4,556)	(6,538)
Total property and equipment, net	$ 4,110	$ 4,791

Depreciation expense was $1.4 million, $1.5 million and $2.0 million for the years ended December 31, 2001, 2002 and 2003, respectively.

8. Credit Facilities

Japanese Yen Facilities

Our Japanese subsidiary has two lines of credit with Tokyo Mitsubishi Bank, a Japanese bank, and one line of credit with National Life Finance Corporation in Japan, for borrowings up to an aggregate of 45 million Yen (approximately US $0.4 million at December 31, 2003). At December 31, 2002 and 2003, 33 million Yen (approximately US $0.3 million) and 26.5 million Yen (approximately US $0.2 million), respectively, were outstanding under these lines of credit. Borrowings under these lines of credit incur interest at a fixed rate ranging from 1.8% to 2.6% and 1.7% to 1.8% as of December 31, 2002 and 2003, respectively. Interest is due monthly, with the principal due on various dates through August 2008. Borrowings under these lines of credit are collateralized by inventories of the Japanese subsidiary.

Line of Credit

We have an agreement with Wells Fargo Bank, National Association which provides for borrowings of up to $15.0 million under a revolving line of credit that expires on May 1, 2004. The maximum amount we may borrow under the line of credit is limited by the amount of our cash and investment balances held at the bank at any given time and may be reduced by the amount of any outstanding

8. Credit Facilities (Continued)

letters of credit with the bank. Borrowings under the facility are collateralized by a pledge of our deposits held at the bank. As of December 31, 2003, the amount available under this facility was $15.0 million. Borrowings under the line of credit incur interest at the bank's prime rate or 50 basis points above LIBOR, at our option. Interest on outstanding borrowings is due monthly, with the principal due at maturity. As of December 31, 2002 and 2003, there was no balance outstanding under this line of credit.

Short-Term Debt

On October 24, 2002, we entered into a loan and security agreement with a customer, pursuant to which this customer loaned us approximately $4.5 million. The loan was secured by all of our assets. The funds were to enable us to design and deliver storage products under an OEM agreement, and for other working capital and general corporate purposes, subject to certain limitations. The loan carries an interest rate of 2% per annum, compounded daily. As of December 31, 2002, there was approximately $4.5 million outstanding under this agreement. The amount outstanding was fully repaid during 2003 and the loan and security agreement was terminated.

In accordance with this loan and security agreement, we agreed to obtain the consent of the customer prior to entering into any private equity issuances. Prior to the 2002 sale of the convertible preferred stock (see Note 11), we obtained the consent of the customer by issuing them a warrant to purchase 154,752 shares of our common stock at a price of $3.25 per share.

9. Income Taxes

Components of the income tax benefit (provision) are as follows for the years ended December 31:

	2001	2002	2003
		(in thousands)	
Current:			
Federal	$ 3,178	$ 3,531	$ (60)
State, local and foreign	(101)	(423)	(28)
	3,077	3,108	(88)
Deferred:			
Federal	5,922	7,778	3,306
State, local and foreign	2,322	3,294	(2,546)
	8,244	11,072	760
Increases in deferred income tax asset valuation allowance	(26,644)	(11,063)	(760)
Total income tax benefit (provision)	$(15,323)	$ 3,117	$ (88)

9. Income Taxes (Continued)

A reconciliation of the federal statutory income tax rate and the effective income tax rate is as follows for the years ended December 31:

	2001	2002	2003
Federal statutory rate	(35.0)%	(35.0)%	35.0 %
Increase (decrease) in deferred income tax asset valuation allowance	95.0	29.6	(38.7)
State and local income taxes, net of federal effect	(5.0)	(5.3)	5.8
Foreign taxes	0.9	1.4	(1.2)
Tax credit carryforwards and other	(1.3)	1.0	(0.2)
Effective income tax rate	54.6 %	(8.3)%	0.7 %

The income tax effect of temporary differences that give rise to deferred income taxes are as follows at December 31:

	2002	2003
	(in thousands)	
Deferred income tax assets:		
Net operating loss and tax credit carryforwards	$ 32,218	$ 36,405
Inventory reserve and uniform capitalization	6,197	2,754
Stock warrants	1,605	1,532
Restructuring accrual	698	388
In-process research and development	552	472
Acquisition costs	365	128
Allowance for bad debts	327	113
Vacation accrual	213	233
Acquired intangibles	189	162
Warranty accrual	147	110
Other accruals and reserves	—	227
Total deferred income tax assets	42,511	42,524
Deferred income tax liabilities:		
State taxes	(3,459)	(2,593)
Depreciation and amortization	(435)	(717)
Other	(421)	(258)
Total deferred income tax liabilities	(4,315)	(3,568)
Deferred income tax asset valuation allowance	(38,196)	(38,956)
Net deferred income tax balance	$ —	$ —

As of December 31, 2003, a valuation allowance of approximately $39.0 million has been provided based upon our assessment of the future realizability of our deferred income tax assets, as it is more likely than not that sufficient taxable income will not be generated to realize these temporary differences.

9. Income Taxes (Continued)

Additionally, at December 31, 2003, approximately $4.2 million of the valuation allowance is attributable to the potential tax benefit of stock option transactions that will be credited directly to common stock, if realized.

As of December 31, 2003, we have federal and state net operating loss carryforwards of approximately $80.7 million and $53.8 million, which begin to expire in 2009 and 2004, respectively. In addition, we have federal tax credit carryforwards of approximately $2.4 million, of which $0.2 million can be carried forward indefinitely to offset future taxable income, and the remaining $2.2 million will begin to expire in 2008. We also have state tax credit carryforwards of $2.3 million, of which $2.1 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.2 million will begin to expire in 2006.

As a result of our equity transactions, an ownership change, within the meaning of Internal Revenue Code, or IRC, Section 382, occurred on September 18, 2003. As a result, annual use of our federal net operating loss and credit carry forwards is limited to (i) the aggregate fair market value of Artecon immediately before the ownership change multiplied by (ii) the long-term tax-exempt rate (within the meaning of IRC Section 382 (f)) in effect at that time. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

We have not provided for any residual U.S. income taxes on the earnings from our foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual U.S. income taxes, if any, would be insignificant.

10. Stockholders' Equity

Increase in Authorized Common Shares

In May 2002, our board of directors authorized an increase of 573,505 shares of our common stock issuable pursuant to our 2000 Amended and Restated Equity Incentive Plan and 100,000 shares of our common stock issuable pursuant to our 2000 Amended and Restated Employee Stock Purchase Plan. This increase in shares became effective on the date of the 2002 Annual Stockholders Meeting, which was held May 14, 2002.

In May 2003, our board of directors authorized an increase of 758,029 shares of our common stock issuable pursuant to our 2000 Amended and Restated Equity Incentive Plan and 100,000 shares of our common stock issuable pursuant to our 2000 Amended and Restated Employee Stock Purchase Plan. This increase in shares became effective on the date of the 2003 Annual Stockholders Meeting, which was held May 6, 2003.

Common Stock Issuances

During March 2003, we raised net proceeds of approximately $16.5 million in a private placement of 4,750,000 shares of our common stock at a price of $3.75 per share. The shares in the private placement were sold at a price per share that was approximately 14% less than the five-day volume weighted average price of our common stock. We agreed to sell the shares in the private placement at a discount to the market price because the purchasers could not resell the shares to the public until the

10. Stockholders' Equity (Continued)

resale was registered. In connection with the private placement, we granted a warrant to the placement agent to purchase 183,000 shares of our common stock for $4.50 per share. The warrant was recorded as a cost of the stock issuance.

During September 2003 we received net proceeds of approximately $144.8 million from a secondary public offering of 9,904,000 shares of our common stock at a price of $15.50 per share.

Stockholders Rights Plan

On May 19, 2003 we adopted a plan to provide certain rights to our stockholders, or a rights plan. Terms of the rights plan provide for a dividend distribution of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on May 30, 2003 to our stockholders of record on that date. Each such purchase right entitles the registered holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $50.00, subject to adjustment. Each one one-hundredth of a share of this series of preferred stock has designations and powers, preferences and rights, and qualifications, limitations and restrictions that make its value approximately equal to the value of one share of our common stock.

11. Preferred Stock

On December 18, 2002, we received gross proceeds of $6.0 million from the sale of 6,000 shares of preferred stock and warrants in a private placement. The preferred stock carried a 7% cumulative dividend. On May 2, 2003, we converted all of the outstanding shares of preferred stock into 1,846,152 shares of our common stock at a per share price of $3.25. The warrants granted to the holders of the preferred stock entitle them to purchase an aggregate of 369,229 shares of our common stock at a per share price of $3.25. The warrants terminate upon the earlier of December 19, 2007 or our consummation of certain acquisition transactions.

The warrants issued to the purchasers of the preferred stock were assigned a value of $845,902 using the Black Scholes valuation model. The remaining gross proceeds of $5,154,098 were allocated to the preferred stock. Based on the amount allocated to the preferred stock, a beneficial conversion amount of $439,748 resulted, which has been recorded as a dividend.

In connection with the sale of the preferred stock, we issued a warrant, to the placement agent in the transaction, to purchase up to 118,812 shares of our common stock for $3.25 per share. The warrant was recorded as a cost of the stock issuance.

12. Stock Options and Warrants

Stock Incentive Plan

Our 2000 Amended and Restated Equity Incentive Plan, or Incentive Plan, provides for the granting of incentive and nonqualified stock options to employees. Our 2000 Non-Employee Stock Option Plan, or Directors' Plan, adopted in March 2000 provides for the granting of nonqualified stock options to non-employee directors. We currently have reserved 6,266,938 and 500,000 shares of common stock for issuance pursuant to the Incentive Plan and the Directors' Plan, respectively. The

DOT HILL SYSTEMS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 and 2003

12. Stock Options and Warrants (Continued)

terms and conditions of grants of stock options are determined by our board of directors in accordance with the terms of the Incentive Plan and Directors' Plan.

Information with respect to options under the Incentive Plan and Directors' Plan, as restated for the combination with Artecon's stock option plan, is as follows:

	Number of Shares	Weighted Average Exercise Price
BALANCE, January 1, 2001	2,767,938	$5.49
Grants	1,580,200	2.26
Forfeitures	(998,947)	5.26
Exercises	(63,898)	0.91
BALANCE, December 31, 2001	3,285,293	4.09
Grants	868,996	2.79
Forfeitures	(462,269)	3.58
Exercises	(21,177)	1.89
BALANCE, December 31, 2002	3,670,843	3.86
Grants	961,000	7.81
Forfeitures	(296,280)	3.35
Exercises	(1,079,836)	3.83
BALANCE, December 31, 2003	3,255,727	$5.08

The options generally vest ratably over a four or five year period and are exercisable over a period of ten years from the date of grant.

Information with respect to options outstanding under the Incentive Plan and Directors' Plan at December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
$0.75 - $ 1.75	183,144	7.67	$ 1.51	52,133	$1.46
$1.89 - $ 2.10	524,440	7.56	1.89	241,611	1.89
$2.25 - $ 2.95	924,058	8.73	2.94	141,727	2.76
$3.15 - $ 5.38	516,442	7.17	3.86	291,442	4.08
$5.40 - $ 5.50	248,260	5.84	5.50	244,710	5.50
$6.00 - $16.46	859,383	7.83	10.73	350,820	8.48
	3,255,727	7.77	$ 5.08	1,322,443	$4.86

As of December 31, 2001 and 2002, approximately 896,000 and 1,598,000 options were exercisable at a weighted average exercise price of $5.98 and $4.98 respectively.

12. Stock Options and Warrants (Continued)

The pro forma compensation costs presented in Note 1 were determined using the weighted average fair values, at the date of grant, for options granted during the years ended December 31, 2001, 2002 and 2003 of $1.93, $2.40 and $5.87 per share, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31:

	2001	2002	2003
Risk free interest	4.5%	3.0%	2.9%
Expected dividend yield	—	—	—
Expected life	5 years	5 years	5 years
Expected volatility	100%	105%	82%

Warrants

As of December 31, 2003, there were outstanding warrants to purchase 2,034,551 shares of our common stock. The warrants have exercise prices ranging from $2.97 to $4.50 per share and expire at various dates through March 14, 2008.

On May 24, 2002, we granted an OEM customer a warrant to purchase 1,239,527 shares of our common stock at $2.97 per share in connection with the signing of a product supply agreement. The warrant was fully vested upon issuance and became exercisable for 413,175 shares at signing, becomes exercisable for 413,176 additional shares on May 24, 2003 and 2004 and expires on May 24, 2007. The fair value of the warrant, determined using the Black-Scholes option pricing model, was $3.7 million. The warrant was issued to induce the customer to purchase our products in the future and was not issued in consideration of any past transactions. As we received no consideration for the issuance of the warrant and the customer has no requirement to purchase any products from us, the $3.7 million value of the warrant was included in sales and marketing expense during the year ended December 31, 2002.

13. Related Party Transactions

Revenues from sales to affiliated companies for the years ended December 31, 2001, 2002 and 2003 were approximately $1,000, $0 and $0, respectively. Purchases from affiliated companies for the years ended December 31, 2001, 2002 and 2003 were approximately $19,000, $0 and $15,000, respectively.

14. Employee Benefit Plans

Dot Hill Retirement Savings Plan

Effective December 1, 2000, we adopted a new retirement savings plan titled the Dot Hill Retirement Savings Plan, which combined and replaced the Box Hill and Artecon retirement savings plans. This plan, which qualifies under Section 401(k) of the Internal Revenue Code, is open to eligible employees over 21 years of age. Under the plan, participating U.S. employees may defer up to 20% of their pretax salary, but not more than statutory limits. We may match 50% of participating employees' contributions up to a specified limit ($1,000). Our matching contributions vest to employees as a percentage based on years of employment from one to five years, and matching contributions are fully

14. Employee Benefit Plans (Continued)

vested to employees after five years of employment. Our matching contributions to the new retirement savings plan for the years ended December 31, 2001, 2002 and 2003 were approximately $0.1 million, $0, and $0.1 million, respectively.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan (the "Purchase Plan") was adopted in August 1997, and amended and restated in March 2000. The Purchase Plan qualifies under the provisions of Section 423 of the Internal Revenue Code and provides our eligible employees, as defined in the Purchase Plan with an opportunity to purchase shares of our common stock at 85% of fair market value, as defined. We have reserved 1,050,000 shares of common stock for issuance pursuant to the Purchase Plan. During the years ended December 31, 2001, 2002 and 2003 approximately 119,000, 345,000 and 524,000 shares, respectively, were issued under the Purchase Plan.

15. Commitments and Contingencies

Operating Leases

We lease office space and equipment under noncancelable operating leases, which expire at various dates through September 2009. Rent expense for the years ended December 31, 2001, 2002 and 2003 was $1.5 million, $1.0 million and $0.9 million, respectively.

Future minimum lease payments due under all noncancelable operating leases as of December 31, 2003 are as follows (in thousands):

2004	$1,677
2005	1,559
2006	747
2007	489
2008	40
Thereafter	41
Total minimum lease payments	$4,553

The above minimum lease payments include minimum rental commitments totaling $3.1 million that have been included in the restructuring accrual as of December 31, 2003. Minimum payments for operating leases have not been reduced by minimum sublease rentals of $2.9 million due in the future under non-cancelable subleases.

Employment Agreements

In connection with the Merger, effective August 2, 1999 we adopted employment contracts with two of our executive officers. These contracts provide for base salaries totaling $600,000 per year. In addition, each executive was eligible to receive, at the discretion of our board of directors, a cash bonus of up to 50% of such executives' then annual base salary. The employment contracts may be terminated at our option or at the executive's option "for cause," or, upon 30 days written notice, for convenience and "without cause." If we terminate for convenience, the executive is entitled to a severance payment

15. Commitments and Contingencies (Continued)

equal to their then-current annual base salary. Following termination of employment other than due to death or disability, we may hire the executive as a consultant for a period of one year at a cost of 25% of the executive's then current annual base salary.

In August 2001, the Company entered into change of control agreements with three of its executive officers. Under one of the agreements, in the event of an acquisition of the Company or similar corporate event, referred to hereafter as a change of control, the executive officer's remaining stock options will become fully vested and the executive officer will be entitled to a lump sum cash payment equal to 150% of annual base salary then in effect. Under the second agreement, if the executive officer's employment is terminated other than for cause in connection with a change of control, the remaining unvested stock options will become fully vested and the executive officer will be entitled to a lump sum cash payment of 125% of annual base salary then in effect. Under the third agreement, in the event of a change of control, the executive officer's remaining unvested stock options will become fully vested and the executive officer will be entitled to a lump sum cash payment equal to 125% of annual base salary then in effect.

Effective April 1, 2002, we entered into a change of control agreement with an additional executive. Under the agreement, in the event of a change of control, the executive's remaining unvested stock options will become fully vested and the executive will be entitled to a lump sum cash payment equal to 125% of annual base salary then in effect.

Effective January 1, 2003, we adopted the Executive Compensation Plan 2003 (the "Plan") for four of our executives. The terms of the Plan are in addition to the terms of these executive's employment contracts. The Plan provides for annual performance bonus potential of 50% of base salary for three of the executives and 75% of base salary for the remaining executive. The formula for the annual bonus calculation is as follows: 70% of bonus potential is tied to our annual operating plan. Of this 70% bonus potential, half is based on meeting revenue goals and half is based on meeting certain net income goals. If we attain less than 85% of revenue and net income goals, this 70% bonus potential will not be paid. For each 1% increase above 85% of the revenue and net income goals, a bonus equal to 3.3% of the annual performance bonus potential will be paid, with no cap. The remaining 30% of bonus potential is subjective, with 20% being tied to individual goals and performance and 10% being based on our performance with respect to the management of our working capital and cash flow. For the year ended December 31, 2003, the bonus payable under the Plan is approximately $2.8 million and is included in accrued compensation at December 31, 2003. The executive compensation plan for 2004 has not yet been completed.

Celtic Capital Corporation Litigation

We were subject to a legal action first filed by Celtic Capital Corporation, or Celtic, against us on April 24, 2001 in the Superior Court of the State of California and later amended. The plaintiffs alleged violations of the California Commercial Code and breach of contract among other commercial claims. We responded to the action by asserting numerous defenses and by filing a cross-complaint against National Manufacturing Technology, Inc. and affiliates (Celtic's assignors) and Epitech, Inc., or the Cross-Defendants, asserting various commercial claims including breach of contract. Defense costs, and other amounts incurred in connection with the Celtic litigation, were expensed as incurred.

15. Commitments and Contingencies (Continued)

On April 3, 2002, the parties reached a settlement agreement in the Celtic litigation. Under the settlement agreement, we paid Celtic $350,000 on April 5, 2002 and made payments of $60,000 per month from May 1, 2002 through September 1, 2002. The final payment of $75,000 was made on October 1, 2002 and the action has now been finalized. We recorded the expense related to this settlement agreement, totaling $725,000, in other expenses for the year ended December 31, 2001. In exchange for the foregoing, Celtic completely released us from all claims and causes of action related to the complaint. We also received from the Cross-Defendants a global release of all claims, and all goods, work-in-process and inventory in the possession of the Cross-Defendants, which was in any way related to our purchase orders. In exchange, we released the Cross-Defendants from all claims and causes of action related to the cross-complaint.

Crossroads Systems Litigation

On October 17, 2003, Crossroads Systems, or Crossroads, filed a lawsuit against us in the United States District Court in Austin, Texas, alleging that our products infringe two United States patents assigned to Crossroads, Patent Numbers 5,941,972 and 6,425,035. We were served with the lawsuit on October 27, 2003. Chaparral was added as a party to the lawsuit in March 2004. The patents involve storage routers and methods for providing virtual local storage. Patent Number 5,941,972 involves the interface of SCSI storage devices and the Fibre Channel protocol and Patent Number 6,425,035 involves the interface of any one transport medium and a second transport medium. We believe that we have meritorious defenses to Crossroads' claims and are in the process of vigorously defending against them. We believe that the outcome will not have a material adverse effect on our financial condition or operating results. However, we expect to incur significant legal expenses in connection with this litigation. These defense costs, and other expenses related to this litigation, will be expensed as incurred and will negatively affect our operating results.

Other Litigation

We are involved in certain other legal actions and claims arising in the ordinary course of business. Management believes that the outcome of such other litigation and claims will not have a material adverse effect on our financial condition or operating results.

16. Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by our chief operating decision-maker in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker is the Chief Executive Officer. Our operating segments are managed separately because each segment represents a strategic business unit that offers different products or services.

Our operating segments are organized on the basis of products and services. We have identified operating segments that consist of our SANnet family of systems, legacy and other systems and services. We currently evaluate performance based on stand-alone segment revenue and gross margin. Because we do not currently maintain information regarding operating income at the operating segment level, such information is not presented.

16. Segment and Geographic Information (Continued)

We previously also maintained and disclosed information by market segment, which consisted of e-commerce, telecommunications and service providers; government; and commercial and other customers. In 2001, we began to focus on indirect sales through channel partners regardless of the market segment served by those channel partners. In May 2002, we signed a key agreement with a particular channel partner, which partner began to ship product to its own customers during October 2002. Sales to that channel partner accounted for approximately 62% of our net revenue during the fourth quarter of 2002 and approximately 83% of our net revenue for the year ended December 31, 2003. We have limited visibility into the type of market segments to which that channel partner, and many other channel partners, sell, and therefore we have no way to identify or track net revenue generated by those channel partners by market segment. Going forward, we expect sales to channel partners to increase. Therefore, we have ceased to disclose information by market segment.

Information concerning revenue by product and service is as follows:

	SANet Families	Legacy and Other	Services	Total
		(in thousands)		
Year ended December 31, 2001:				
Net revenue	$ 27,494	$23,475	$5,308	$ 56,277
Gross profit	$ 4,042	$ 6,102	$1,315	$ 11,459
Year ended December 31, 2002:				
Net revenue	$ 35,328	$ 8,503	$3,105	$ 46,936
Gross profit (loss)	$ (1,895)	$ 2,861	$ 526	$ 1,492
Year ended December 31, 2003:				
Net revenue	$179,061	$ 5,044	$3,343	$187,448
Gross profit (loss)	$ 47,379	$ (3,467)	$ 986	$ 44,898

Information concerning operating assets by product and service, derived by specific identification for assets related to specific segments and an allocation based on segment volume for assets related to multiple segments, is as follows:

	SANnet Families	Legacy and Other	Services	Total
		(in thousands)		
As of:				
December 31, 2003	$207,686	$6,553	$4,204	$218,443
December 31, 2002	$ 23,590	$3,033	$5,605	$ 32,228

16. Segment and Geographic Information (Continued)

Information concerning principal geographic areas in which we operate is as follows:

	As of and for the Year Ended December 31,		
	2001	2002	2003
		(in thousands)	
Net revenue:			
United States	$ 39,332	$ 35,268	$175,233
Europe	12,511	8,615	9,120
Asia	4,434	3,053	3,095
	$ 56,277	$ 46,936	$187,448
Income (loss) before income taxes:			
United States	$(26,425)	$(36,575)	$ 11,022
Europe	(1,634)	(528)	943
Asia	(9)	(317)	254
	$(28,068)	$(37,420)	$ 12,219
Assets:			
United States		$ 29,453	$213,027
Europe		2,123	4,196
Asia		652	1,220
		$ 32,228	$218,443

Net revenue is recorded in the geographic area in which the sale is originated.

DOT HILL SYSTEMS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 and 2003

17. Quarterly Financial Information (Unaudited)

The information presented below reflects all adjustments, which, in the opinion of management, are of a normal and recurring nature, except per share amounts, necessary to present fairly the results of operations for the periods presented.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share amounts)			
Year Ended December 31, 2002:				
Net revenue	$10,890	$11,206	$ 8,584	$16,256
Gross profit (loss)	2,364	273	868	(2,013)
Loss before income taxes	(6,180)	(12,182)	(7,282)	(11,776)
Net loss	(6,180)	(8,882)	(7,280)	(11,961)
Net loss attributable to common stockholders	(6,180)	(8,882)	(7,280)	(12,417)
Basic and diluted net loss per share	(0.25)	(0.36)	(0.29)	(0.49)
Year Ended December 31, 2003:				
Net revenue	$30,522	$48,428	$50,979	$57,519
Gross profit	5,537	10,013	12,213	17,135
Income (loss) before income taxes	(1,464)	2,571	4,306	6,806
Net income (loss)	(1,464)	2,560	4,269	6,766
Net income (loss) attributable to common stockholders	(1,569)	2,524	4,269	6,766
Basic net income (loss) per share	(0.06)	0.08	0.13	0.16
Diluted net income (loss) per share	(0.06)	0.07	0.11	0.14

18. Subsequent Events

On February 23, 2004, we completed an acquisition of Chaparral. The aggregate acquisition price consisted of approximately $62 million in cash and the assumption of approximately $4.1 million in liabilities. Chaparral is a developer of specialized storage appliances as well as high-performance, mid-range RAID controllers and data routers. The acquisition of Chaparral will enable us to increase the amount of proprietary technology within our storage systems, broaden our product line and diversify our customer base.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Dot Hill Systems Corp.

We have audited the consolidated financial statements of Dot Hill Systems Corp. and subsidiaries (the "Company") as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated March 4, 2004; such report is included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company, listed in Item 15(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 4, 2004

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(IN THOUSANDS)

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful note, accounts and sales returns:				
Year ended December 31, 2001	$1,593	$ (151)	$ 329(1)	$1,113
Year ended December 31, 2002	1,113	1,018	283(1)	1,848
Year ended December 31, 2003	1,848	(284)	1,097(1)	467
Reserve for excess and obsolete inventories:				
Year ended December 31, 2001	$7,647	$5,795	$8,202(2)	$5,240
Year ended December 31, 2002	5,240	8,280	376(2)	13,144
Year ended December 31, 2003	13,144	1,705	8,255(3)	6,594

(1) Uncollectible receivables charged off and credit issued for product returns.

(2) Consists primarily of the write-off of excess/obsolete inventories.

(3) Consists primarily of the sale of inventory to a third party service provider and the write-off of excess/obsolete inventories.

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-102593, 333-104958 and 333-107756 on Form S-3 and Registration Statement Nos. 333-35751, 333-88635, 333-43834, 333-70952, 333-96963 and 333-107008 on Form S-8 of Dot Hill Systems Corp. of our reports dated March 4, 2004 appearing in this Annual Report on Form 10-K of Dot Hill Systems Corp. for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 15, 2004

Exhibit 31.1

CERTIFICATION

I, James L. Lambert, certify that:

1. I have reviewed this annual report on Form 10-K of Dot Hill Systems Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Reserved.

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2004

/s/ JAMES L. LAMBERT

James L. Lambert
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Preston S. Romm, certify that:

1. I have reviewed this annual report on Form 10-K of Dot Hill Systems Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Reserved.

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2004

/s/ PRESTON S. ROMM

Preston S. Romm
Chief Financial Officer

Exhibit 32.1

DOT HILL SYSTEMS CORP.

OFFICERS' CERTIFICATE

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350, as adopted), James L. Lambert, Chief Executive Officer of Dot Hill Systems Corp. (the "Company"), and Preston S. Romm, the Chief Financial Officer of the Company, each hereby certify that, to the best of their knowledge:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2003, to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the period covered by the Annual Report.

In Witness Whereof, the undersigned have set their hands hereto as of the 15th day of March, 2004.

/s/ JAMES L. LAMBERT	/s/ PRESTON S. ROMM
James L. Lambert *Chief Executive Officer*	Preston S. Romm *Chief Financial Officer*

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission (the "SEC") or its staff upon request.

This certification "accompanies" the Annual Report, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Annual Report), irrespective of any general incorporation language contained in such filing.

(This page has been left blank intentionally.)

DOT HILL SYSTEMS CORP.

6305 EL CAMINO REAL
CARLSBAD, CALIFORNIA 92009

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 3, 2004

Dear Stockholder:

You are cordially invited to attend the annual meeting of Stockholders of **DOT HILL SYSTEMS CORP.**, a Delaware corporation (the "Company"). The meeting will be held on Monday, May 3, 2004 at 8:30 a.m. Pacific time at the Company's headquarters located at 6305 El Camino Real, Carlsbad, California 92009, for the following purposes:

1. To elect one director to hold office until the 2007 annual meeting of Stockholders.
2. To approve an amendment to the Company's 2000 Amended and Restated Employee Stock Purchase Plan, as amended, to increase the aggregate number of shares of common stock authorized for issuance under the plan by 2,000,000 shares.
3. To ratify the selection by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as independent auditors of the Company for its fiscal year ending December 31, 2004.
4. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the annual meeting is March 24, 2004. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors



Preston Romm
Secretary

Carlsbad, California
April 1, 2004

The Dot Hill Systems Corp. 2003 Annual Report, which includes financial statements, is being mailed with this Proxy Statement. Kindly notify American Stock Transfer & Trust Company, 59 Maiden Lane, NY 10038, telephone (877) 777-0800, if you did not receive a report, and a copy will be sent to you.

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting or you may vote your shares on the Internet or by telephone by following the instructions on your proxy card. If your shares are held of record by a broker, a bank, or other nominee, you may be able to vote on the Internet or by telephone by following the instructions provided with your voting form. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.



DOT HILL SYSTEMS CORP.
6035 EL CAMINO REAL
CARLSBAD, CALIFORNIA 92009

PROXY STATEMENT
FOR THE 2004 ANNUAL MEETING OF STOCKHOLDERS

May 3, 2004

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of **DOT HILL SYSTEMS CORP.** (sometimes referred to as the "Company" or "Dot Hill") is soliciting your proxy to vote at the 2004 annual meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy over the telephone or on the Internet.

The Company intends to mail this proxy statement and accompanying proxy card on or about April 1, 2004 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on March 24, 2004 will be entitled to vote at the annual meeting. On this record date, there were 43,315,222 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 24, 2004 your shares were registered directly in your name with Dot Hill's transfer agent, American Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on March 24, 2004 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of one director;

- Proposed 2,000,000 share increase in the number of shares of common stock authorized for issuance under the Company's 2000 Amended and Restated Employee Stock Purchase Plan, as amended;
- Ratification of Deloitte & Touche LLP as independent auditors of the Company for its fiscal year ending December 31, 2004.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may abstain from voting for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone, or vote by proxy on the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free (800) 766-9437 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 12:00 midnight, Eastern Time on May 2, 2004 to be counted.
- To vote on the Internet, go to *http://www.voteproxy.com* to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 12:00 midnight, Eastern Time on May 2, 2004 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Dot Hill Systems Corp. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 24, 2004.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of Chong Sup Park, the nominee for director, "For" amendment of the Company's 2000 Amended and Restated Employee Stock Purchase Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 2,000,000 shares, and "For" ratification of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2004. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to Dot Hill's Secretary at 6305 El Camino Real, Carlsbad, California 92009.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

When are stockholder proposals due for next year's annual meeting?

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2005 annual meeting of stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is 5:00 p.m., Pacific Time, on December 2, 2004. Stockholders wishing to submit proposals or director nominations that are not to be included in such proxy statement and proxy must do so no earlier than December 2, 2004 nor later than the close of business on January 1, 2005. You are also advised to review the Company's bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and (with respect to proposals other than the election of directors) "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the nominee receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- To be approved, Proposal No. 2 amending the Company's 2000 Amended and Restated Employee Stock Purchase Plan, as amended, to increase the aggregate number of shares of Common Stock available for issuance under such plan by 2,000,000 shares must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal No. 3 ratifying the selection by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as the Company's auditors for the fiscal year ending December 31, 2004 must receive a "For" vote from the majority of the shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 43,315,222 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2004.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's Certificate of Incorporation provides that the Board of Directors shall be divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class shall serve for the remainder of the full term of that class, and until the director's successor is elected and qualified. This includes vacancies created by an increase in the number of directors. It is the Company's policy to invite nominees for director to attend the annual meeting. None of the nominees for election as a director at the 2003 annual meeting attended the 2003 annual meeting.

The Board of Directors presently has six members. There are two directors in the class whose term of office expires in 2004, Chong Sup Park and Benjamin Brussell. Only Dr. Park has been nominated for election at the annual meeting. Mr. Brussell's term as director will end as of the date of the annual meeting. The nominee listed below, Chong Sup Park, is currently a director of the Company who was previously elected by the stockholders. If elected at the annual meeting, Dr. Park would serve until the 2007 annual meeting and until his successor is elected and has qualified, or until his death, resignation or removal. The Company's certificate of incorporation and bylaws currently set the size of the Board at six directors. Effective as of the annual meeting, the Board will set the size of the Board at five directors. Proxies may not be voted for more than the one nominee named below.

The following is a brief biography of Dr. Park and each director whose term will continue after the annual meeting.

NOMINEE FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2007 ANNUAL MEETING

CHONG SUP PARK

Chong Sup Park, age 56, has served as a Director of the Company since the Company merged with Artecon, Inc. in August 1999 (the "Merger"), and was a director of Artecon from 1996 until the Merger. Dr. Park served as Chairman and CEO of Hynix Semiconductor, Inc., a semiconductor device manufacturer headquartered in Seoul, South Korea, from April 2000 to May 2002, and as Chairman, President and CEO of Hyundai Electronics America, located in San Jose, California, from 1996 to 2000. He is a member of the Board of Directors for ChipPAC, Inc., a semiconductor assembly company located in Fremont, California, and is the Chairman of the Board of Maxtor Corporation, a hard disk drive manufacturer located in Milpitas, California. Mr. Park is presently Managing Director at H & Q Asia Pacific, a private equity investment firm based in Palo Alto, California. Dr. Park holds a B.A. in Management from Yonsei University, a M.B.A. from the University of Chicago and a Doctorate in Management from Nova Southeastern University.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR THE ABOVE NAMED NOMINEE.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2005 ANNUAL MEETING

JAMES L. LAMBERT

James L. Lambert, age 50, has served as a Director and the President, Chief Operating Officer and sole Chief Executive Officer of the Company since August 2000. From the date of the Merger to August 2000, Mr. Lambert served as President, Chief Operating Officer and Co-Chief Executive Officer. A founder of Artecon, Mr. Lambert served as President, Chief Executive Officer and director of Artecon from its inception in 1984 until the Merger. Mr. Lambert currently serves as a director of the Nordic Group of Companies, a group of privately held companies. He is also a member of World

Presidents Organization. Mr. Lambert holds a B.S. and a M.S. in Civil and Environmental Engineering from University of Wisconsin, Madison. Mr. Lambert is W.R. Sauey's son-in-law.

W.R. SAUEY

W.R. Sauey, age 76, has served as a Director of the Company since the Merger. From the date of the Merger until July 2000, Mr. Sauey served as Chairman of the Board of the Company. Mr. Sauey was a founder of Artecon and served as its Chairman of the Board from Artecon's inception in 1984 until the Merger. Mr. Sauey founded and serves as Chairman of the Board of a number of manufacturing companies in the Nordic Group of Companies, a group of privately held independent companies of which Mr. Sauey is the principal shareholder. Mr. Sauey serves as a Trustee to the State of Wisconsin Investment Board and is a director on the Baraboo Bancorporation Board. He is also a member of World Presidents Organization and serves on the Board of Directors of the National Association of Manufacturers. Mr. Sauey holds a M.B.A. from the University of Chicago. Mr. Sauey is James Lambert's father-in-law.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2006 ANNUAL MEETING

CHARLES CHRIST

Mr. Charles Christ, age 65, joined the Company as Chairman of the Board in July 2000. Mr. Christ also serves as a director of Maxtor Corporation and Agilysys, Inc. Maxtor is a supplier of hard disk drives for desktop computer systems. Agilysys is a broad-line distributor of computer products. From 1997 to 1998, Mr. Christ served as President, Chief Executive Officer and a director of Symbios, Inc. (acquired by LSI Logic in 1998), a designer, manufacturer and provider of storage systems, as well as client-server integrated circuits, cell-based applications-specific integrated circuits and host adapter boards. He was Vice President and General Manager of the Components Division of Digital Equipment Corp. (DEC), where he launched and managed StorageWorks, DEC's storage division. Mr. Christ received a M.B.A. from Harvard Business School and completed his undergraduate studies at General Motors Institute, now known as Kettering University.

NORMAN R. FARQUHAR

Norman R. Farquhar, age 57, has served as a Director of the Company since the Merger. From April 1998 until the Merger, Mr. Farquhar was a Director of Artecon. Since November 2003, Mr. Farquhar has served as a Chief Financial Officer of 3E Company. From January 2003 through October 2003, Mr. Farquhar served as financial consultant to various privately held technology companies. From December 2001 to January 2003, Mr. Farquhar was Chief Financial Officer of Airprime, Inc., a provider of high-speed CDMA wireless data and voice products for the original equipment manufacturing market. From November 1999 to October 2001, Mr. Farquhar was Executive Vice President and Chief Financial Officer of medibuy.com, a company that provided health care-related products exclusively over the Internet. Mr. Farquhar also held senior financial executive positions with Epicor Software Corporation, a provider of integrated eBusiness software solutions; Wonderware Corporation, an industrial automation software company; and MTI Technology Corporation, a designer of system managed storage solutions. Mr. Farquhar is also a member of the Board of Directors of nMetric, LLC, a privately held advanced scheduling software company. Mr. Farquhar holds a B.S. from California State University, Fullerton and a M.B.A. from California State University, Long Beach.

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, the Board affirmatively has determined that all of the Company's directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for James L. Lambert, the President, Chief Operating Officer and Chief Executive Officer of the Company, and W.R. Sauey, who is Mr. Lambert's father-in-law.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

As required under new Nasdaq listing standards, the Company's independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of Dot Hill Systems Corp. at 6305 El Camino Real, Carlsbad, California 92009. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for fiscal 2003 for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance
Benjamin Brussell	X	X*	X
Chong Sup Park			X*
James L. Lambert			
W.R. Sauey			
Charles Christ	X	X	
Norman R. Farquhar	X*	X	X
Total meetings in fiscal year 2003	6	7	3

* Committee Chairperson

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

AUDIT COMMITTEE

The Audit Committee oversees the Company's corporate accounting and financial reporting process, the quality and integrity of the Company's financial statements and reports, as well as the qualifications, independence and performance of the certified public accountants engaged as the Company's independent auditors. The Audit Committee also provides oversight assistance with respect to ethical compliance programs as established by management and the Board of Directors. In connection with fulfilling these duties, the Audit Committee evaluates the performance and assesses the qualifications of the independent auditors; determines the engagement of the independent auditors;

determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit and audit-related audit services; monitors the rotation of partners of the independent auditors on the Company engagement team as required by law; reviews the financial statements to be included in the Company's Annual Report on Form 10-K; and discusses with management and the independent auditors the results of the annual audit and the results of the Company's quarterly financial statements. Three independent directors comprised the Audit Committee during 2003: Messrs. Farquhar, Christ and Brussell. The Audit Committee met 6 times during 2003 and did not act by unanimous written consent. The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board of Directors has determined that Mr. Farquhar is an audit committee financial expert. The Audit Committee adopted an Amended Audit Committee Charter in February 2003, which is attached as Appendix A to these proxy materials.

COMPENSATION COMMITTEE

The Compensation Committee reviews and approves the overall compensation strategy and policies for the Company. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's executive officers and other senior management; reviews and approves the compensation and other terms of employment of the Company's Chief Executive Officer; and administers the Company's stock option and purchase plans, deferred compensation plans and other similar programs. Three independent directors comprised the Compensation Committee during 2003: Messrs. Brussell, Farquhar and Christ. The Compensation Committee met seven times during 2003 and did not act by unanimous written consent. In the opinion of the Board, the Compensation Committee members are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards) and free of any relationship that would interfere with their exercise of independent judgment as members of this committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee oversees all aspects of the Company's corporate governance functions on behalf of the Board, including procedures for compliance with significant applicable legal, ethical and regulatory requirements that affect corporate governance; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; serves as a focal point for communication between such candidates, non-committee directors and the Company's management; recommends candidates to the Board; and makes such other recommendations to the Board regarding affairs relating to the directors of the Company as may be needed. The Board adopted a Nominating and Corporate Governance Committee Charter, and amended the Charter in May 2003. A copy of the Charter, as amended, is attached as Appendix B. During 2003, three independent directors comprised the Nominating and Corporate Governance Committee: Messrs. Park, Farquhar and Brussell. The Nominating and Corporate Governance Committee met three times during 2003 and did not act by unanimous written consent. In the opinion of the Board, the Nominating and Corporate Governance Committee members are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards) and free of any relationship that would interfere with their exercise of independent judgment as members of this committee.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain qualifications, including being able to read and understand basic financial statements and having the highest personal integrity and ethics. The Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company's stockholders. However, the Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Committee considers diversity, skills, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

At this time, the Nominating and Corporate Governance Committee has not adopted a policy to consider director candidates recommended by stockholders, in part because historically no such recommendations have been made by stockholders. The Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for Board membership, based on the comprehensive criteria for Board membership approved by the Board.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors met ten times during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Historically, the Company has not adopted a formal process for stockholder communications with the Board. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the Board has been excellent. Nevertheless, during the upcoming year the Nominating and Corporate Governance Committee will give full consideration to the adoption of a formal process for stockholder communications with the Board and, if adopted, publish it promptly and post it to the Company's website.

CODE OF ETHICS

The Company has adopted the Dot Hill Code of Business Conduct and Ethics that applies to all officers, directors and employees. The Code of Business Conduct and Ethics is available on our website at *www.dothill.com*. If the Company makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS(1)

The Audit Committee oversees the Company's corporate accounting and financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management and discussed with management the quality, in addition to the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States of America including the matters required to be discussed by SAS 61. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 and has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board.

The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their respective audit. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 for filing with the Securities and Exchange Commission. The Audit Committee has also recommended, subject to stockholder ratification, the selection of the Company's independent auditors.

Audit Committee

Norman R. Farquhar, Chairman   Charles Christ   Benjamin Brussell

March 26, 2004

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(1) The material in this report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

PROPOSAL 2

APPROVAL OF THE AMENDED 2000 AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

In March 2000, the Board adopted and the stockholders subsequently approved, an amended and restated form of the Company's 1997 Employee Stock Purchase Plan and renamed such plan the 2000 Amended and Restated Employee Stock Purchase Plan (the "***Purchase Plan***").

In February 2004, the Board amended and restated the Purchase Plan (the "***Amended Purchase Plan***"), subject to stockholder approval, to increase the number of shares of Common Stock authorized for issuance under the Amended Purchase Plan from a total of 1,050,000 shares to a total of 3,050,000 shares, an increase of 2,000,000 shares, effective as of the 2004 annual meeting. The Board adopted this amendment to ensure that the Company will be able to continue granting purchase rights at levels determined appropriate by the Board. In addition, the Board revised the Amended Purchase Plan to amend the definition of earnings to include an employee's base salary or wages (including amounts deferred by the employee) and overtime pay, but to exclude commissions, bonuses, incentive pay and all other forms of compensation.

All employees of the Company and its subsidiaries are eligible to participate in the Purchase Plan and the Amended Purchase Plan. During the last fiscal year, shares of Common Stock were purchased in the amounts and at the weighted average prices per share under the Purchase Plan as follows: all employees as a group 524,145 shares ($1.45 per share). No employee who was an executive officer of the Company during 2003 participated in the Purchase Plan during 2003.

As of March 31, 2004, an aggregate of 1,049,954 shares of the Company's Common Stock had been issued under the Purchase Plan. At this time, 46 shares of Common Stock remain available for future grant under the Purchase Plan.

Stockholders are requested in this Proposal 2 to approve the Amended Purchase Plan. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote will be required to approve the Amended Purchase Plan. For purposes of this vote, abstentions and broker non-votes will not be counted as votes cast for or against the approval of this matter.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

A copy of the Amended Purchase Plan has been filed with the SEC in connection with the filing of this proxy statement. The essential features of the Amended Purchase Plan are outlined below. This outline is only a summary of these features and you are encouraged to read the entire Amended Purchase Plan, which is available through the SEC's website at *www.sec.gov.*

PURPOSE

The purpose of the Amended Purchase Plan is to provide a means by which employees of the Company (and any parent or subsidiary of the Company designated by the Board to participate in the Amended Purchase Plan) may be given an opportunity to purchase Common Stock of the Company through payroll deductions, to assist the Company in retaining the services of its employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of the Company. All of the Company's approximately 247 employees are eligible to participate in the Amended Purchase Plan.

The rights to purchase Common Stock granted under the Amended Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Code.

ADMINISTRATION

The Board administers the Amended Purchase Plan and has the final power to construe and interpret both the Amended Purchase Plan and the rights granted under it. The Board has the power, subject to the provisions of the Amended Purchase Plan, to determine when and how rights to purchase Common Stock of the Company will be granted, the provisions of each offering of such rights, and whether employees of any parent or subsidiary of the Company will be eligible to participate in the Amended Purchase Plan.

The Board has the power to delegate administration of the Amended Purchase Plan to a committee composed of not fewer than two (2) members of the Board. The Board has delegated administration of the Amended Purchase Plan to the Compensation Committee of the Board. As used herein with respect to the Amended Purchase Plan, the "Board" refers to the Compensation Committee and to the Board.

OFFERINGS

The Amended Purchase Plan is implemented by offerings of rights to all eligible employees from time to time by the Board. Generally, each offering is two (2) years long and is divided into four (4) shorter purchase periods, each approximately six (6) months long.

ELIGIBILITY

Any person who is customarily employed at least 20 hours per week and three (3) months per calendar year by the Company (or by any parent or subsidiary of the Company designated by the Board) on the first day of an offering is eligible to participate in that offering, provided such employee has been continuously employed by the Company or the designated affiliate for a period preceding the date of such grant as the Board may require (but in no event shall this period be greater than two (2) years). The Board may provide that employees of the Company who are "highly compensated" as defined in the Code are not eligible to participate in the offering.

However, no employee is eligible to participate in the Amended Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any parent or subsidiary of the Company (including any stock which such employee may purchase under all outstanding rights and options). In addition, no employee may purchase more than $25,000 worth of Common Stock (determined at the fair market value of the shares at the time such rights are granted) under all employee stock purchase plans of the Company and its affiliates in any calendar year.

PARTICIPATION IN THE PLAN

Eligible employees enroll in the Amended Purchase Plan by delivering to the Company, prior to the date selected by the Board as the offering date for the offering, an agreement authorizing payroll deductions of up to a percentage designated by the Board not exceeding 15% of an employee's earnings. Subject to stockholder approval of this Proposal 2, earnings is defined to include only base salary and overtime pay earned during the offering.

PURCHASE PRICE

The purchase price per share at which shares of Common Stock are sold in an offering under the Amended Purchase Plan is the lower of (i) 85% of the fair market value of a share of Common Stock on the first day of the offering or (ii) 85% of the fair market value of a share of Common Stock on the purchase date.

PAYMENT OF PURCHASE PRICE; PAYROLL DEDUCTIONS

The purchase price of the shares is accumulated by payroll deductions over the offering. At any time during the offering, a participant may reduce or terminate his or her payroll deductions as the Board provides in the offering. A participant may not increase or begin such payroll deductions after the beginning of the offering, except as provided for in the offering. All payroll deductions made for a participant are credited to his or her account under the Amended Purchase Plan and deposited with the general funds of the Company. A participant may not make additional payments into such account.

PURCHASE OF STOCK

By executing an agreement to participate in the Amended Purchase Plan, the employee is entitled to purchase shares under the Amended Purchase Plan. In connection with offerings made under the Amended Purchase Plan, the Board specifies a maximum number of shares of Common Stock an employee may be granted the right to purchase and the maximum aggregate number of shares of Common Stock that may be purchased pursuant to such offering by all participants. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of Common Stock available, the Board would make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee's participation is discontinued, the amount, if any, of accumulated payroll deductions remaining in each participant's account after the purchase of shares on the final purchase date of an offering shall be distributed to the participant after such final purchase date, without interest. See "Withdrawal" below.

WITHDRAWAL

While each participant in the Amended Purchase Plan is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to the Company a notice of withdrawal from the Amended Purchase Plan. Such withdrawal may be elected at any time prior to the end of the applicable offering, unless the Board provides otherwise in the offering.

Upon any withdrawal from an offering by the employee, the Company will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of Common Stock on the employee's behalf during such offering, and such employee's interest in the offering will be automatically terminated. The employee is not entitled to again participate in that offering. However, an employee's withdrawal from an offering will not have any effect upon such employee's eligibility to participate in subsequent offerings under the Amended Purchase Plan.

TERMINATION OF EMPLOYMENT

Rights granted pursuant to any offering under the Amended Purchase Plan terminate immediately upon cessation of an employee's employment for any reason, and the Company will distribute to such employee all of his or her accumulated payroll deductions, without interest.

RESTRICTIONS ON TRANSFER

Rights granted under the Amended Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted.

DURATION, AMENDMENT AND TERMINATION

The Board may suspend or terminate the Amended Purchase Plan at any time. Any amendment of the Amended Purchase Plan must be approved by the stockholders if required by applicable law and such amendment must be approved within 12 months of its adoption by the Board if the amendment would (i) increase the number of shares of Common Stock reserved for issuance under the Amended Purchase Plan, (ii) modify the provisions as to eligibility for participation in the Amended Purchase Plan (to the extent such modification requires shareholder approval in order for the Amended Purchase Plan to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with the requirements of Rule 16b-3 of the 1934 Act), or (iii) modify the Amended Purchase Plan in any other way if such modification requires shareholder approval in order for the Amended Purchase Plan to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with the requirements of Rule 16b-3 of the 1934 Act.

Rights granted before amendment or termination of the Amended Purchase Plan will not be altered or impaired by any amendment or termination of the Amended Purchase Plan without consent of the employee to whom such rights were granted.

EFFECT OF CERTAIN CORPORATE EVENTS

In the event of a dissolution, liquidation or specified type of merger of the Company, then, as determined by the Board, (i) the surviving corporation either will assume the rights under the Amended Purchase Plan or substitute similar rights, (ii) such rights may continue in full force and effect, or (iii) the participants' accumulated payroll deductions may be used to purchase Common Stock immediately prior to the transaction described above and the participants' rights under the ongoing offering terminate.

STOCK SUBJECT TO AMENDED PURCHASE PLAN

Subject to stockholder approval of this Proposal 2, an aggregate of 3,050,000 shares of Common Stock will be authorized for issuance under the Amended Purchase Plan, of which 1,049,954 shares had been issued as of March 31, 2004.

In addition, in order to add and reserve additional shares of Common Stock for issuance under the Amended Purchase Plan, an automatic annual increase is made on the day of each stockholders' annual meeting beginning with the 2005 Annual Meeting equal to the lesser of (i) 100,000 shares or (ii) an amount determined by the Board.

FEDERAL INCOME TAX INFORMATION

Rights granted under the Amended Purchase Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of Common Stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If the stock is disposed of at least two (2) years after the beginning of the offering period and at least one (1) year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the exercise price, or (ii) the excess of the fair market value of the stock as of the beginning of the offering period over the exercise price (determined as of the beginning of the offering period) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. Such capital gains currently are generally subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the exercise date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to the Company by reason of the grant or exercise of rights under the Amended Purchase Plan. The Company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2003.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	3,255,727	$5.08	1,269,286(2)
Equity compensation plans not approved by security holders	0	0	0
Total	3,255,727	$5.08	1,269,286(2)

(1) Includes the Company's 2000 Amended and Restated Equity Incentive Plan, 2000 Non-Employee Stock Option Plan and 2000 Amended and Restated Employee Stock Purchase Plan.

(2) Includes 46 shares reserved for issuance pursuant to the 2000 Amended and Restated Employee Stock Purchase Plan. In order to reserve additional shares of Common Stock for issuance under the 2000 Amended and Restated Employee Stock Purchase Plan, an automatic annual increase is made on the day of each stockholders' annual meeting equal to the lesser of (i) 100,000 shares or (ii) an amount determined by the Board. In order to reserve additional shares of Common Stock under the 2000 Amended and Restated Equity Incentive Plan, and automatic annual increase is made on the day of each stockholder's annual meeting equal to the lesser of (i) 2% of the

Company's outstanding shares on the date of the annual meeting, (ii) 1,000,000 shares or (iii) an amount determined by the Board.

None of the equity compensation plans of the Company that were in effect as of December 31, 2003 were adopted without the approval of the Company's security holders.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP ("Deloitte & Touche") as the Company's independent auditors for the fiscal year ending December 31, 2004 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the annual meeting. Deloitte & Touche has audited the Company's financial statements since 1999. Representatives of Deloitte & Touche are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Deloitte & Touche as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Board is submitting the selection of Deloitte & Touche to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Deloitte & Touche. Abstentions will be counted toward the tabulation of votes cast on Proposal 3 and will have the same effect as votes cast against the ratification of the selection of Deloitte & Touche. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

INDEPENDENT AUDITORS' FEES

Audit Fees. During the fiscal years ended December 31, 2003 and 2002, the aggregate fees billed by Deloitte & Touche for the audit of the Company's annual financial statements for such fiscal years, reviews of the Company's financial statements included in the Company's Quarterly Reports on Form 10-Q and statutory and regulatory filings or engagements were $497,220 and $243,417, respectively.

Audit Related Fees. During the fiscal years ended December 31, 2003 and 2002, the aggregate fees billed by Deloitte & Touche for audit-related services for the audit of the Company's 401K plan were $17,200 and $16,100, respectively.

Tax Fees. During the fiscal years ended December 31, 2003 and 2002, the aggregate fees billed by Deloitte & Touche for professional services rendered for tax compliance, tax advice and tax planning were $159,735 and $177,825, respectively. The nature of these services were to prepare state and federal income tax returns and extensions for returns, to respond to requests related to various state and city audits and tax-related notices, to investigate various options related to international tax planning strategies, and to assist in determining appropriate structures for foreign branches and subsidiaries.

All Other Fees. During the fiscal years ended December 31, 2003 and 2002, there were no other fees billed by Deloitte and Touche.

All fees described above were approved by the Audit Committee.

PRE-APPROVAL POLICIES AND PROCEDURES.

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditor, Deloitte & Touche. The Audit Committee's approval of the scope and fees of the engagement of the independent auditor is given on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of all non-audit services during the last fiscal year by Deloitte & Touche is compatible with maintaining the auditor's independence.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 3.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 24, 2004 by:

- all those known by the Company to be beneficial owners of more than five percent of its common stock;
- each director and nominee for director;
- each of the executive officers named in the Summary Compensation Table; and
- all executive officers and directors of the Company as a group.

	Beneficial Ownership(1)	
Beneficial Owner	**Number of Shares**	**Percent of Total**
5% Stockholders		
Essex Investment Management Company, LLC 125 High Street, 29th Floor Boston, MA 02110	3,751,291	7.9%
Officers & Directors		
W.R. Sauey(2)	1,771,195	3.7%
James L. Lambert(3)	1,193,493	2.5%
Dana W. Kammersgard(4)	515,423	1.1%
Preston Romm(5)	210,755	*
Norman R. Farquhar(6)	78,250	*
Chong Sup Park(7)	78,250	*
Charles Christ(8)	87,792	*
Benjamin Brussell(9)	78,250	*
All executive officers and directors as a group (7 persons)(9)	4,013,408	8.4%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned unless otherwise provided in a footnote. Applicable percentages are based on 47,742,229 shares outstanding on March 24, 2004, adjusted as required by rules promulgated by the SEC.

(2) Includes (i) 429,703 shares held by Flambeau Inc. and 33,866 shares held by Seats, Inc. Mr. Sauey is Chairman of the Board and the principal stockholder of Flambeau Inc. and Seats, Inc. Mr. Sauey disclaims beneficial ownership of all the above-listed shares, except to the extent of his pecuniary or pro rata interest in such shares. Also includes options to purchase 106,250 shares exercisable within 60 days of March 24, 2004.

(3) Includes (i) 935,072 shares held jointly with Pamela Lambert, the spouse of Mr. Lambert, (ii) 1,440 shares held by Pamela Lambert, (iii) 66 shares held by Mr. Lambert's daughter, (iv) 1,332 shares held by the James Lambert IRA, and (v) options to purchase 255,583 shares exercisable within 60 days of March 24, 2004.

(4) Includes (i) 218 shares held by Lisa Kammersgard, the spouse of Mr. Kammersgard, as to which shares Mr. Kammersgard disclaims beneficial ownership, and (ii) options to purchase 164,689 shares exercisable within 60 days of March 24, 2004.

(5) Includes (i) 400 shares held by Joseph and Neva Romm Family Trust, as to which Mr. Romm is co-trustee and (ii) options to purchase 210,355 shares exercisable within 60 days of March 24, 2004.

(6) Includes options to purchase 78,250 shares exercisable within 60 days of March 24, 2004.

(7) Includes options to purchase 78,250 shares exercisable within 60 days of March 24, 2004. Does not include 640,000 shares held by Maxtor Corporation, of which Dr. Park is a director.

(8) Includes options to purchase 87,792 shares exercisable within 60 days of March 24, 2004. Does not include 640,000 shares held by Maxtor Corporation, of which Mr. Christ is a director.

(9) Includes options to purchase 78,250 shares exercisable within 60 days of March 24, 2004.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2003, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

COMPENSATION OF DIRECTORS

Each non-employee director of the Company excluding the Chairman receives an annual fee of $16,000 plus an additional $2,000 for each scheduled regular meeting of the Board attended in person or an additional $1,000 for each scheduled regular meeting of the Board attended via telephone. The Chairman receives an annual fee of $48,000 plus an additional $2,000 for each scheduled regular meeting of the Board attended in person or an additional $1,000 for each scheduled regular meeting of the Board attended via telephone. Members of the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors also receive additional fees for each committee meeting attended. For each committee meeting attended in person, the additional fee is $1,250 for the Committee Chairman and $1,000 for the other committee members. For each committee meeting attended via telephone, the additional fee is $750 for the Chairman and $500 for the other committee members. During the fiscal year ended December 31, 2003, the total compensation paid to non-employee directors was $191,333. All members of the Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board and committee meetings in accordance with Company policy.

Each non-employee director of the Company also receives stock option grants under the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of the Company or an affiliate of such directors (as defined in the Internal Revenue Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the Directors' Plan are non-discretionary. Each person who is elected or appointed as a director and who, for at least one year preceding such election or appointment, has at no time served as a non-employee director, is automatically granted under the Directors' Plan, without further action by the Company, the Board of Directors or the stockholders of the Company, an option to purchase 50,000 shares of common stock of the Company as of the date of such election or appointment. In addition, as of the date of the annual meeting each year, each member of the Company's Board of Directors who is not an employee of the Company and has served as a non-employee director for at least four months is automatically granted under the Directors' Plan, without further action by the Company, the Board of Directors or the stockholders of the Company, an option to purchase 10,000 shares of common stock of the Company. No other options may be granted at any time under the Directors' Plan. The exercise price of options granted under the Directors' Plan may not be less than 100% of the fair market value of the common stock subject to the option on the date of the option grant. Options granted under the Directors' Plan become exercisable, or vest, over four years during the optionholder's service as a director of the Company and any subsequent employment of the optionholder by, and/or service by the optionholder as a consultant to, the Company or an affiliate (collectively, "service"). With respect to any grant of options, 25% of such options vest after one year of service and the remainder vest monthly over 36 months. Options granted under the Directors' Plan permit exercise prior to vesting, but in such event, the optionholder is required to enter into an early exercise stock purchase agreement that allows the Company to repurchase unvested shares, generally at their exercise price, should the optionholder's service terminate. The term of options granted under the Directors' Plan is ten years. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving the Company, the vesting of each option will accelerate and the option will terminate if not exercised prior to the consummation of the transaction.

During 2003, the Company granted options under the Directors' Plan covering 10,000 shares to each of the five non-employee directors of the Company as of the 2003 annual meeting, at an exercise price of $7.24 per share. The fair market value of the Company's common stock on the date of grant was $7.24 per share (based on the closing sales price reported on the American Stock Exchange on the date of grant). As of December 31, 2003, 15,250 options had been exercised under the Directors' Plan.

Directors are also eligible to receive discretionary grants under the Company's 2000 Amended and Restated Equity Incentive Plan (the "Equity Incentive Plan"). In recognition of his past and continuing significant contributions as Chairman of the Board, effective January 1, 2003, the Company granted Charles Christ a non-statutory stock option under the Equity Incentive Plan to purchase 50,000 shares of common stock at a price of $3.10 per share (based on the closing sales price reported on the American Stock Exchange on the date of grant). The option is subject to vesting over four (4) years on the same terms as are applicable to options granted under the Directors' Plan.

Compensation of Executive Officers

Summary of Compensation

The following table shows for the fiscal years ended December 31, 2003, 2002 and 2001, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer during 2003 and, its other two most highly compensated executive officers at December 31, 2003 (the "Named Executive Officers"):

Name and Principal Position	Year	Annual Compensation Salary ($)	Bonus ($)	Other Annual Compensation($)	Long-Term Compensation Awards Securities Underlying Options (#)	All Other Compensation ($)
James L. Lambert	2003	350,000	1,270,074	—	150,000	—
Chief Executive Officer,	2002	350,000	—	—	—	—
President and Chief Operating Officer	2001	350,000	48,125	—	250,000	—
Dana W. Kammersgard	2003	297,692	779,506	—	50,000	—
Chief Technical Officer	2002	264,423	—	—	—	—
	2001	250,000	56,250(1)	—	100,000	—
Preston Romm	2003	199,331	488,692	—	100,000	—
Chief Financial Officer,	2002	185,500	—	—	—	—
Treasurer and Secretary	2001	185,971	23,188	—	100,000	—

(1) Includes forgiveness of indebtedness of Mr. Kammersgard to the Company in the amount of $26,625. See "Employment, Severance and Change of Control Agreements."

Stock Option Grants And Exercises

The Company grants options to its executive officers under its Equity Incentive Plan. As of March 24, 2004, options to purchase a total of 3,168,913 shares were outstanding under the Equity Incentive Plan and options to purchase 862,642 shares remained available for grant thereunder. All options granted under the Equity Incentive Plan expire ten years from the date of grant, are not transferable by the optionee (other than by will or the laws of descent and distribution), and are exercisable during the optionee's lifetime only by the optionee. These options become exercisable in full four years from the date of grant. To the extent exercisable at the time of employment termination, these options may be exercised for an additional 60 days.

For the fiscal year ended December 31, 2003, 300,000 options were granted to the Named Executive Officers. The following table shows options exercised during 2003, and held as of December 31, 2003, by the Named Executive Officers.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Individual Grants Number of Securities Under-lying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5% ($)	10% ($)
James L. Lambert	150,000	15.6	3.10	01/01/13	292,436	741,090
Dana W. Kammersgard	50,000	5.2	3.10	01/01/13	97,479	247,030
Preston Romm	100,000	10.4	3.10	01/01/13	194,957	494,060

AGGREGATED OPTION EXERCISES IN FISCAL 2003, AND VALUE OF OPTIONS AT END OF FISCAL 2003

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Unexercised Options at Fiscal Year-End(#)(2)(3)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(2)(4)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James L. Lambert	—	—	179,541	236,458	1,961,187	2,842,633
Dana W. Kammersgard	—	—	129,792	105,208	1,557,970	1,311,355
Preston Romm	64,000	856,438	155,792	155,208	1,643,731	1,913,855

(1) Value realized is based on the fair market value of the Company's common stock on the date of exercise minus the exercise price (or the actual sales price if the shares were sold by the optionee simultaneously with the exercise) without taking into account any taxes that may be payable in connection with the transaction.

(2) Reflects shares vested and unvested at December 31, 2003. Certain options granted under the Equity Incentive Plan and the Directors' Plan are immediately exercisable, but are subject to the Company's right to repurchase unvested shares on termination of employment.

(3) Includes both in-the-money and out-of-the-money options.

(4) Calculated based on the fair market value of the Company's common stock on December 31, 2003 ($15.15) less the exercise or base price. Excludes out-of-the-money options.

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

In August 1999, the Company entered into employment contracts with James Lambert and Dana Kammersgard that currently provide for base salaries in the amounts of $385,000 and $330,000, respectively. These employment contracts may be terminated at the option of either the Company or the employee "for cause" or, upon 30 days written notice, for convenience and "without cause." If the Company terminates for convenience, the employee is entitled to a severance payment equal to the employee's then-current annual base salary. In addition, following termination of employment other than due to death or disability, the Company may hire the employee as a consultant for a period of one year at a cost of 25% of the employee's then-current annual base salary, during which period the employee may not engage in any business activities that directly compete with the business of the Company. The agreements also provide for indemnification of the employees, non-disclosure of confidential or proprietary Company information and health and dental insurance for the employee, his spouse and his children under the age of 21.

In November 1999, the Company and Preston Romm executed an employment offer letter pursuant to which Mr. Romm became the Chief Financial Officer of the Company. Mr. Romm's employment agreement currently provides for a base salary of $225,500. Mr. Romm's employment agreement may be terminated by the Company or Mr. Romm at will. The agreement also provides for non-disclosure of confidential or proprietary Company information and health and dental insurance for Mr. Romm, his spouse and his children under the age of 21.

Effective August 23, 2001, the Company entered into change of control agreements with Messrs. Lambert, Kammersgard and Romm. Under Mr. Lambert's change of control agreement, in the event of an acquisition of the Company or similar corporate event, Mr. Lambert's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 150% of his annual base salary then in effect, reduced by any severance payments payable under his employment agreement. Mr. Kammersgard's change of control agreement provides that if Mr. Kammersgard's employment with the Company is terminated, other than for cause, in connection with an acquisition of the Company or similar corporate event, Mr. Kammersgard's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect, reduced by any severance payments payable under his employment agreement. Mr. Romm's change of control agreement provides that, in the event of an acquisition of the Company or similar corporate event, Mr. Romm's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect.

Effective January 1, 2004, the Compensation Committee of the Board of Directors adopted the Company's 2004 executive compensation plan (the "2004 Plan") for Messrs. Lambert, Kammersgard and Romm for the year 2004. The 2004 Plan provides for base salary in the amount of $385,000, $330,000 and $225,000, respectively, for Messrs. Lambert, Kammersgard and Romm. Except with respect to base salaries, the terms of the 2004 Plan are in addition to the terms of such officer's employment agreements. The 2004 Plan provides for annual performance bonuses for participating executive officers determined in accordance with objective and subjective criteria which will be established by the Compensation Committee during 2004.

Report of the Compensation Committee of the Board of Directors on Executive Compensation(1)

The Compensation Committee of the Board of Directors (the "Committee") is composed of independent directors. The Committee is responsible for establishing and administering compensation arrangements with the Company's executive officers. The Committee annually evaluates the performance, and determines the compensation of, the Chief Executive Officer ("CEO") and the other executive officers of the Company based upon a mix of the achievement of corporate goals, individual performance and comparisons with other companies in the storage industry.

COMPENSATION OBJECTIVES AND IMPLEMENTATION

The objectives of the Company's executive compensation arrangements are to attract, motivate and retain the services of key management and to align the interests of its executives with those of the Company's stockholders. The Committee endeavors to accomplish these by:

- Establishing compensation arrangements that are adequate to attract, motivate and retain the services of key management personnel and that deliver compensation commensurate with the Company's performance, as measured against the achievement of operating, financial and strategic objectives and taking into account competitive compensation practices in the industry.
- Providing significant equity-based incentives for executives to ensure that they are motivated over the long term to respond to the Company's business challenges and opportunities as owners rather than solely as employees.
- Rewarding executives if stockholders receive an above-average return on their investment over the long term.

COMPENSATION MIX AND MEASUREMENT

A portion of the Company's annual executive compensation program is determined on the basis of corporate performance. The Company's current executive compensation mix generally consists of an annual base salary, which in the Committee's opinion is adequate under the circumstances to retain the services of the executive, a cash bonus based on Company and individual performance and stock options that are intended to provide long-term incentives tied to increases in the value of the Company's common stock and bonuses based on individual performance.

SALARY

The Committee establishes the annual base salary for the executive officers in line with their responsibilities and with external market practices. To provide the Committee with more information for making compensation comparisons, the Company obtains and considers, from time to time, third party, nationally recognized surveys that include a broader group of companies than those companies included in the peer groups shown on the Company's Performance Measurement Comparison Graph. Based on such surveys, the Committee generally seeks to establish executive officer salaries in the mid-range as compared to other surveyed companies. When setting each officer's compensation, the Committee also considers the level of responsibility, experience, individual contributions and performance, and overall Company performance. The 2003 compensation of the Company's executive officers was set by the Committee after consideration of the factors discussed above.

---

(1) The material in this report is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ANNUAL BONUSES

Annual bonuses are awarded to the Company's executives in accordance with the executive compensation plan for the year as established by the Committee. The Company's 2003 executive compensation plan provided for performance bonus targets, at Plan, ranging from 50% to 75% of base salary. 70% of the target performance bonus is to be calculated based on the level to which specified revenue and net income goals were reached or exceeded during the course of the year, 10% is to be based on subjective evaluation of working capital and cash flow management and the remaining 20% is to be based on a subjective evaluation of individual performance.

LONG-TERM INCENTIVES

Long-term incentives are provided to executives through the Equity Incentive Plan. Grants under the Equity Incentive Plan generally have a term of 10 years and are tied to the market valuation of the Company's common stock, thereby providing an additional incentive for executives to build stockholder value. In addition, grants are generally subject to vesting over four years, with vesting tied to continued employment. Executives receive value from this plan only if the Company's common stock appreciates accordingly. This component is intended to retain and motivate executives to improve long-term stock market performance. Additional long-term incentives are provided through the Company's 2000 Amended and Restated Employee Stock Purchase Plan in which all eligible employees may invest up to 15% of their annual compensation. In December 2003, the Committee granted options to purchase 100,000, 50,000 and 40,000 shares of common stock to Messrs. Lambert, Kammersgard and Romm, effective January 1, 2004.

The Committee subjectively determines option grant levels to executive officers after considering the practices of other, similar companies based on information from the surveys referred to above. The Committee generally targets stock option awards that result in equity positions in the mid range relative to other surveyed companies. In making stock option award determinations, the Committee considers the amount and terms (such as vesting) of options and restricted stock held by each executive officer, the overall performance of the Company, as well as the level of responsibility, experience, individual contributions and performance of each executive officer.

LIMITATION ON DEDUCTION OF COMPENSATION PAID TO CERTAIN EXECUTIVE OFFICERS

Section 162(m) of the Internal Revenue Code limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Internal Revenue Code. The Committee has determined that stock options granted under the Equity Incentive Plan with an exercise price at least equal to the fair market value of the Company's common stock on the date of grant shall be treated as "performance-based compensation."

CHIEF EXECUTIVE OFFICER COMPENSATION

The Committee uses the same procedures described above for all executive officers in setting annual salary, annual performance bonus and long-term incentives awards for the CEO. Based on the Committee's assessment of data from the surveys referred to above and taking into account the CEO's individual and Company accomplishments during 2003, in December 2003 the Committee determined that the CEO's annual base salary would be increased to $385,000 for 2004 and granted him a stock option to purchase 100,000 shares of common stock, effective January 1, 2004, with a per share exercise price equal to the closing price of the Company's common stock on the Nasdaq National Market on the effective date of the grant.

COMPENSATION COMMITTEE

Benjamin Brussell, Chairman   Norman R. Farquhar   Charles Christ

March 26, 2004

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, during 2003 the Company's Compensation Committee consisted of three independent directors, Messrs. Brussell, Farquhar and Christ, none of whom has ever been an officer or employee of the Company or any of its subsidiaries, or had any relationship requiring disclosure under this caption.

PERFORMANCE MEASUREMENT COMPARISON(1)

The following graph shows the total stockholder return of an investment of $100 in cash on December 31, 1998 for (i) the Company's common stock, (ii) the Standards & Poor's 500 Index (the "S&P 500") and (iii) the common stock of a group of peer issuers. The group of peer issuers consists of eleven companies with common stock that is publicly traded and which operate in the computer data storage industry: Advanced Digital Info Corp., Auspex Sys Inc., Ciprico, Inc., EMC Corp., MTI Technology Corp., Network Appliance, Inc., nStor, Overland Data, Inc., Procom Technology Inc., Storage Computer Corp. and Storage Technology. In 2000, the Company compared itself to eleven companies, those listed above plus Exabyte and less nStor. All values assume reinvestment of the full amount of all dividends and are calculated as of December 31 of each year:

COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURN*
AMONG DOT HILL SYSTEMS CORP., THE S & P 500 INDEX,
AND A PEER GROUP


DOLLARS
500
450
400
350
300
250
200
150
100
50
0
12/98
3/99
6/99
9/99
12/99
3/00
6/00
9/00
12/00
3/01
6/01
9/01
12/01
3/02
6/02
9/02
12/02
3/03
6/03
9/03
12/03
DOT HILL SYSTEMS CORP.
S & P 500
PEER GROUP

(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

CERTAIN TRANSACTIONS

None.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Dot Hill Systems Corp. stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker or direct your written request to Kirsten Garvin, Dot Hill Systems Corp., 6305 El Camino Real, Carlsbad, California 92009 or contact Ms. Garvin at (760) 476-3811. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Preston Romm
Secretary

April 1, 2004

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2003 is available without charge upon written request to: Corporate Secretary, Dot Hill Systems Corp., 6305 El Camino Real, Carlsbad, California 92009.

APPENDIX A

DOT HILL SYSTEMS CORP.

CHARTER OF THE AUDIT COMMITTEE

PURPOSE AND POLICY

The primary purpose of the Audit Committee (the "***Committee***") shall be to act on behalf of the Company's Board of Directors in fulfilling the Board's oversight responsibilities with respect to the Company's corporate accounting and reporting practices and the quality and integrity of the Company's financial statements and reports, as well as the qualifications, independence and performance of the certified public accountants engaged as the Company's independent outside auditors (the "***Auditors***") and, if and when established, the performance of the Company's internal audit function. The Committee shall also provide oversight assistance in connection with ethical compliance programs as established by management and the Board. The Committee shall also be designated as the Company's Qualified Legal Compliance Committee (the "***QLCC***") within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations (the "***Rules of Professional Conduct***"). The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law.

The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee and the Auditors, the Company's financial management and, to the extent applicable, internal auditors.

COMPOSITION

The Committee shall consist of at least three members of the Board of Directors. The members of the Committee shall satisfy the independence and financial literacy requirements of the American Stock Exchange or other principal exchange or trading market on which the Company's common stock may be listed from time to time (the "***Exchange***") applicable to Committee members as in effect from time to time when and as required by the Exchange. At least one member shall satisfy the applicable Exchange financial experience requirements as in effect from time to time.

MEETINGS AND MINUTES

The Committee shall hold such regular or special meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each director of the Company and the Secretary of the Company promptly after each meeting.

AUTHORITY

The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to retain, at the Company's expense, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Committee shall have authority to initiate investigations, to provide notices, including notices to the Securities and Exchange Commission, to retain experts, to recommend that the Company implement remedial or other appropriate actions and otherwise to carry out its responsibilities as a QLCC. The Committee shall have authority to require that any of the Company's personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

RESPONSIBILITIES

The Committee shall oversee the Company's financial reporting process on behalf of the Board, shall have direct responsibility for the oversight of the Auditors and shall report the results of its activities to the Board. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee's purpose and policy, the Committee shall, to the extent the Committee deems necessary or appropriate, be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. To evaluate the performance of the Auditors, to assess their qualifications (including their internal quality-control procedures and any material issues raised by that firm's most recent internal quality-control or peer review or any investigations by regulatory authorities) and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year.

2. To determine and approve engagements of the Auditors, prior to commencement of such engagement, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors' engagement letters, which approval may be pursuant to preapproval policies and procedures, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

3. To determine and approve engagements of the Auditors, prior to commencement of such engagement (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

4. To monitor the rotation of the partners of the Auditors on the Company's audit engagement team as required by applicable laws and rules and to consider periodically and, if deemed appropriate, adopt a policy regarding rotation of auditing firms.

5. At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

6. To consider and, if deemed appropriate, adopt a policy regarding Committee preapproval of employment by the Company of individuals formerly employed by the Company's Auditors and engaged on the Company's account.

7. To review, upon completion of the audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K to be filed with the Securities and Exchange Commission and to recommend whether or not such financial statements should be so included.

8. To discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and immaterial adjustments not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

9. To discuss with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the Securities and Exchange Commission of the Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Audit Committee by the Auditors under generally accepted auditing standards.

10. To review and discuss with management and the Auditors, as appropriate, the Company's disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the Securities and Exchange Commission.

11. To review and discuss with management and the Auditors, as appropriate, earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and ratings agencies, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made. The Chair of the Committee may represent the entire Committee for purposes of this discussion.

12. To review with management and the Auditors significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under generally accepted accounting principals ("***GAAP***") related to material items discussed with management and any other significant reporting issues and judgments.

13. To review and discuss with management and the Auditors, as appropriate, the Company's guidelines and policies with respect to risk assessment and risk management, including the Company's major financial risk exposures and the steps taken by management to monitor and control these exposures.

14. To evaluate the cooperation received by the Auditors during their audit examination, including any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information.

15. To review with the Auditors and, if appropriate, management, any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

16. To review with the Auditors communications between the audit team and the firm's national office with respect to accounting or auditing issues presented by the engagement.

17. To review with the Auditors and management any conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any such conflicts regarding financial reporting.

18. To confer with the Auditors and with the management of the Company regarding the scope, adequacy and effectiveness of internal auditing, to the extent applicable, and financial reporting controls in effect, including any special audit steps taken in the event of material control deficiencies, responsibilities, budget and staff of the internal audit function and review of the appointment or replacement of the senior internal audit executive or manager.

19. Periodically, to meet in separate sessions with the Auditors, the internal auditors, to the extent applicable, and management to discuss any matters that the Committee, the Auditors, the internal auditors, to the extent applicable, or management believe should be discussed privately with the Committee.

20. To consider and review with management, the Auditors, outside counsel, as appropriate, and, in the judgment of the Committee, such special counsel, separate accounting firm and other consultants and advisors as the Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

21. To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

22. To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

23. To review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules, as well as to its Code of Ethical Conduct, including review and approval of related-party transactions as required by Exchange rules.

24. To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

25. To prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

26. To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

27. To report to the Board of Directors with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Company's Auditors, the performance of the Company's internal audit function, if applicable, or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

28. To adopt written procedures for the confidential receipt, retention and consideration of any report of evidence of a material violation under Rule 205.3 of the Rules of Professional Conduct.

29. To carry out the responsibilities of a QLCC as set forth in the Rules of Professional Conduct.

30. To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

APPENDIX B

DOT HILL SYSTEMS CORP.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

PURPOSE

The purpose of the Nominating and Corporate Governance Committee (the "***Committee***") of the Board of Directors (the "***Board***") of Dot Hill Systems Corp., a Delaware corporation (the "***Company***"), will be to (i) oversee all aspects of the Company's corporate governance functions on behalf of the Board, including procedures for compliance with significant applicable legal, ethical and regulatory requirements that affect corporate governance; (ii) make recommendations to the Board regarding corporate governance issues; (iii) identify, review and evaluate candidates to serve as Directors of the Company; (iv) serve as a focal point for communication between such candidates, non-committee Directors and the Company's management; (v) recommend such candidates to the Board; and (vi) make such other recommendations to the Board regarding affairs relating to the Directors of the Company.

COMPOSITION

Committee membership shall consist of at least three Board members who qualify as independent within the meaning prescribed by the American Stock Exchange or other principal exchange or trading market on which the Company's common stock may be listed from time to time. The members of the Committee and the Committee chairperson shall be appointed by the Board.

OPERATING PRINCIPLES AND PROCESSES

In fulfilling its function and responsibilities, the Committee should give due consideration to the following operating principles and processes:

- *Communication*—Regular and meaningful contact throughout the year with the Chairman of the Board, other committee chairpersons, members of senior management and independent professional advisors to the Board and its various committees, as applicable, is viewed as important for strengthening the Committee's knowledge of relevant current and prospective corporate governance issues.
- *Committee Education/Orientation*—Developing with management and participating in a process for systematic review of important corporate governance issues and trends in corporate governance practices that could potentially impact the Company will enhance the effectiveness of the Committee.
- *Committee Expectations and Information Needs*—The Committee should communicate to the Chief Executive Officer or their designees the expectations of the Committee, and the nature, timing, and extent of any specific information or other supporting materials requested by the Committee, for its meetings and deliberations.
- *Resources*—The Committee shall be authorized to access such internal and, in consultation with senior management, external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities, including engagement of independent counsel, consultants and other professional advisors, as well as executive search firms to help identify Director candidates. The Committee shall have sole authority to approve fees, costs and other terms of engagement of such outside resources. The Committee shall have the authority to perform such other

functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.

- *Meeting Agendas*—Committee meeting agendas shall be the responsibility of the Committee chairperson with input from the Committee members and other members of the Board as well as, to the extent deemed appropriate by the chairperson, from members of senior management and outside advisors.
- *Committee Meeting Attendees*—The Committee shall be authorized to request members of senior management, outside counsel and other advisors to participate in Committee meetings.
- *Reporting to the Board of Directors*—The Committee, through the Committee chairperson, shall report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board.

FUNCTIONS AND AUTHORITY

The operation of the Committee will be subject to the provisions of the Bylaws of the Company and the General Corporation Law of the State of Delaware, each as in effect from time to time. The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one or more subcommittees of the Committee:

- *Director Nominations*—The Committee has the primary responsibility for establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board, including consideration of any potential conflicts of interest and the candidate's independence within the meaning prescribed by American Stock Exchange or other principal exchange or trading market on which the Company's common stock may be listed from time to time (the "***Principal Exchange***"). The Committee shall also have the primary responsibility, following the Board assessment provided for below, for evaluating, reviewing and considering the recommendation for nomination of current Directors for reelection to the Board The selection of nominees for Director to be presented to the stockholders for election or reelection, and the selection of new Directors to fill vacancies and newly created directorships on the Board, shall be made by the full Board based on the recommendations of the Committee.
- *Board Committee Nominations*—The Committee, in consultation with the Chairman and the Chief Executive Officer, and after considering the wishes of the individual Directors, shall recommend to the entire Board annually the chairmanship and membership of each committee.
- *Director Change of Position*—The Committee is responsible for reviewing and making a recommendation to the Board regarding the continued service of a Director in the event of any material change of circumstances of a Director that could have a direct or indirect impact on the Company, including when (i) an employee Director's employment with the Company is terminated for any reason or (ii) a non-employee Director changes his or her primary job responsibility or primary employer since the time such Director was most recently elected to the Board. In this regard, the Committee shall consider the establishment of procedures for retirement or resignation of Directors under such circumstances.
- *Board Assessment*—The Committee shall periodically review, discuss and assess the performance of the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment includes evaluation of the Board's contribution as a whole, specific areas in which the Board and/or management believe better contributions could be made, and overall Board composition and makeup, including the reelection of current Board members. The factors to be considered shall include whether the Directors, both individually and collectively, can and do provide the skills and expertise appropriate for the Company. The Committee shall also consider and assess the independence of Directors, including whether a

majority of the Board continue to be independent from management in both fact and appearance, as well as within the meaning prescribed by the Principal Exchange. The results of such reviews shall be provided to the Board for further discussion as appropriate. The Committee shall also consider instituting a plan or program for the continuing education of directors.

- *Committee Self Assessment*—The Committee shall periodically review, discuss and assess its own performance as well as the Committee role and responsibilities, seeking input from senior management, the full Board and others. Changes in the role and/or responsibilities of the committee as outlined in this Charter, if any, shall be recommended to the full Board for approval.
- *Corporate Governance Principles*—The Committee shall develop a set of corporate governance principles to be applicable to the Company, shall periodically review and assess these principles and their application, and shall recommend any changes deemed appropriate to the Board for its consideration.
- *Code of Ethics*—The Committee shall develop and recommend to the Board a Code of Ethics, shall oversee the implementation and periodic review of the Code of Ethics and shall consider any requests for waivers from the Code of Ethics.
- *Procedures for Information Dissemination*—The Committee shall oversee and review the processes and procedures used by the Company to provide information to the Board and its committees. The Committee should consider, among other factors, the reporting channels through which the Board and its committees receive information and the level of access to outside advisors where necessary or appropriate, as well as the procedures for providing accurate, relevant and appropriately detailed information to the Board and its committees on a timely basis.

MEETINGS

The Committee will hold at least one regular meeting per year and additional meetings as the Committee deems appropriate.

MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chairman of the Committee will report to the Board from time to time, or whenever so requested by the Board.

(This page has been left blank intentionally.)

ANNUAL MEETING OF STOCKHOLDERS OF

DOT HILL SYSTEMS CORP.

May 3, 2004

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTOR AND "FOR" PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect one director, Chong Sup Park, to hold office until the 2007 Annual Meeting.

NOMINEE:

☐ FOR THE NOMINEE — Chong Sup Park

☐ WITHHOLD AUTHORITY FOR THE NOMINEE

	FOR	AGAINST	ABSTAIN
2. To approve an amendment to Dot Hill's 2000 Amended and Restated Employee Stock Purchase Plan to increase the aggregate number of shares reserved for issuance under the plan by 2,000,000 shares.	☐	☐	☐
3. To ratify the selection of Deloitte & Touche LLP as independent auditors of Dot Hill for its fiscal year ending December 31, 2004.	☐	☐	☐

Please vote, date and promptly return this proxy in the enclosed return envelope which is postage prepaid if mailed in the United States.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ____________ Date: ________ Signature of Stockholder ____________ Date: ________



Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.



0

DOT HILL SYSTEMS CORP.

PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 3, 2004

The undersigned hereby appoints James Lambert and Preston Romm, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Dot Hill Systems Corp. which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Dot Hill Systems Corp. to be held at 6305 El Camino Real, Carlsbad, California on Monday, May 3, 2004, at 8:30 a.m. (Pacific time), and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, and with discretionary authority as to any and all other matters that may properly come before the meeting.

Unless a contrary direction is indicated, this Proxy will be voted for all nominees listed in Proposal 1 and for Proposals 2 and 3, as more specifically described in the Proxy Statement. If specific instructions are indicated, this Proxy will be voted in accordance therewith.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF STOCKHOLDERS OF

DOT HILL SYSTEMS CORP.

May 3, 2004

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the envelope provided as soon as possible.

- OR -

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) from any touch-tone telephone and follow the instructions up until 11:59 P.M. Eastern Time on May 2, 2004. Have your proxy card available when you call.

- OR -

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions up until 11:59 P.M. Eastern Time on May 2, 2004. Have your proxy card available when you access the web page.

COMPANY NUMBER	
ACCOUNT NUMBER	

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTOR AND "FOR" PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect one director, Chong Sup Park, to hold office until the 2007 Annual Meeting.

NOMINEE:
Chong Sup Park

☐ FOR THE NOMINEE

☐ WITHHOLD AUTHORITY FOR THE NOMINEE

	FOR	AGAINST	ABSTAIN
2. To approve an amendment to Dot Hill's 2000 Amended and Restated Employee Stock Purchase Plan to increase the aggregate number of shares reserved for issuance under the plan by 2,000,000 shares.	☐	☐	☐
3. To ratify the selection of Deloitte & Touche LLP as independent auditors of Dot Hill for its fiscal year ending December 31, 2004.	☐	☐	☐

Please vote, date and promptly return this proxy in the enclosed return envelope which is postage prepaid if mailed in the United States.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ____________ Date ________ Signature of Stockholder ____________ Date ________



Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.



Dot Hill Systems Corp.

[illegible]05 El Camino Real, Carlsbad, CA 92009

[illegible].872.2783 760.931.5500 fax 760.931.5527



www.dothill.com